     As filed with the Securities and Exchange Commission on July 26, 1994

                                                       Registration No. 33-54231
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------

                      PRE-EFFECTIVE AMENDMENT NUMBER ONE
                                      TO

                                   FORM S-4
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                             --------------------
                         REGIONS FINANCIAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                             --------------------

           DELAWARE                               6711                     63-0589368
(STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)

                             417 NORTH 20TH STREET
                             BIRMINGHAM, AL  35203
                                 (205) 326-7060
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             --------------------
                               VIRGINIA L. MARTIN
                                 LEGAL OFFICER
                             417 NORTH 20TH STREET
                              BIRMINGHAM, AL 35203
                                 (205) 326-7060
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                             --------------------
                                   COPIES TO:

CHARLES C. PINCKNEY                               FRANK M. CONNER III             PAUL M. HAYGOOD
LANGE, SIMPSON, ROBINSON & SOMERVILLE             ALSTON & BIRD                   STONE, PIGMAN, WALTHER,
417 NORTH 20TH STREET, SUITE 1700                 700 THIRTEENTH STREET,          WITTMANN & HUTCHINSON
BIRMINGHAM, AL 35203                              SUITE 350                       546 CARONDELET STREET
(205) 250-5000                                    WASHINGTON, D.C. 20005          NEW ORLEANS, LA 70130
                                                  (202) 508-3300                  (504) 581-3200

                             --------------------


         Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this registration statement becomes effective.


         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                             --------------------


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), SHALL DETERMINE.
===============================================================================

                         REGIONS FINANCIAL CORPORATION

                             CROSS-REFERENCE SHEET



                                                                             CAPTION OR LOCATION IN
                         FORM S-4 ITEM                                     PROXY STATEMENT/PROSPECTUS
- ----------------------------------------------------------------   ------------------------------------------
       1. Forepart of registration statement and outside front
          cover page of prospectus..............................   Outside Front Cover of Proxy
                                                                   Statement/Prospectus; Facing Page of
                                                                   Registration Statement; Cross-Reference
                                                                   Sheet.
       2. Inside front and outside back cover of prospectus.....   Available Information; Documents
                                                                   Incorporated by Reference; Table of
                                                                   Contents.
       3. Risk factors, ratio of earnings to fixed charges and
          other information.....................................   Summary; Comparative Market Prices and Dividends.
       4. Terms of the transaction..............................   Summary; Description of the Transaction;
                                                                   Effect of the Merger on Rights of
                                                                   Stockholders; Description of Regions
                                                                   Common Stock.
       5. Pro forma financial information.......................   Summary; Summary Pro Forma Financial Information.
       6. Material contacts with the company being acquired.....   Summary; Description of the Transaction.
       7. Additional information required for re-offering by
          persons and parties deemed to be underwriters.........   Not applicable.
       8. Interest of named experts and counsel.................   Opinions.
       9. Disclosure of Commission position on indemnification
          for Securities Act liabilities........................   Not Applicable (See Part II, Item 20).
      10. Information with respect to S-3 registrants...........   Documents Incorporated by Reference;
                                                                   Summary; Business of Regions; Summary Pro Forma
                                                                   Financial Information.
      11. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
      12. Information with respect to S-2 or S-3 registrants....   Available Information; Documents Incorporated by Reference.
      13. Incorporation of certain information by reference.....   Documents Incorporated by Reference.
      14. Information with respect to registrants other than S-2
          or S-3 registrants....................................   Not Applicable.
      15. Information with respect to S-3 companies.............   Not Applicable.
      16. Information with respect to S-2 or S-3 companies......   Available Information; Documents Incorporated by Reference;
                                                                   Summary.
      17. Information with respect to companies other than S-2
          or S-3 companies......................................   Not Applicable.
      18. Information if proxies, consents, or authorizations
          are to be solicited...................................    Documents Incorporated by Reference;  Summary; The Special
                                                                    Meeting; Description of the Transaction; Description of Regions
                                                                    Common Stock.
      19. Information if proxies, consents, or authorizations
          are not to be solicited or in an exchange offer.......   Not Applicable.

Dear BNR Bancshares, Inc. Stockholder:


         You are cordially invited to attend the Special Meeting of Stockholders of BNR Bancshares, Inc. ("BNR") to be held at BNR's main office, 107 East Main Street, New Roads, Louisiana 70760, on August 26, 1994, at 10:00 a.m., local time.


        At this meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Merger (the "Agreement") entered into with Regions Financial Corporation ("Regions") pursuant to which BNR will merge (the "Merger") with and into Regions, and Bank of New Roads (the "Bank"), a wholly-owned subsidiary of BNR, will become a wholly-owned subsidiary of Regions and will continue serving its current market as a state-chartered commercial bank until combined with other banking subsidiaries of Regions operating in Louisiana. Upon consummation of the Merger, each share of BNR common stock issued and outstanding (except for certain shares held by BNR or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into that number of shares of Regions common stock calculated by dividing $79.70 by the average of the daily closing sale prices of Regions common stock on the Nasdaq National Market over a specified period, subject to minimum and maximum exchange ratios of 2.214 and 3.065 shares of Regions common stock, respectively, for each share of BNR common stock.

         The enclosed Notice of Special Meeting and Proxy Statement/Prospectus includes a description of the proposed Merger and provides specific information concerning the Special Meeting. Please read these materials carefully and consider thoughtfully the information set forth in them.

         The Merger has been approved unanimously by your Board of Directors and is unanimously recommended by the Board to you for approval. Each member of the Board of Directors of BNR has agreed to vote those BNR shares over which he has voting authority (other than in a fiduciary capacity) in favor of the Merger. Consummation of the Merger is subject to certain conditions, including approval of the Agreement by BNR's stockholders and approval of the Merger by various regulatory agencies.

         Stockholders of BNR who perfect their dissenters' rights of appraisal, if available, prior to the proposed Merger and comply with applicable law will be entitled to receive the fair value of their BNR shares in cash, as provided by applicable law.


         It is very important that your shares be represented at the Special Meeting even if you do not plan to attend in person. Approval of the Agreement requires the affirmative vote of at least a majority of the voting power of BNR common stock represented at the Special Meeting. Consequently, an abstention will have the same effect as a vote against the proposal, but a nonvote, unlike an abstention, would reduce the number of affirmative votes required for approval. Whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Regions is a significant step for BNR, and your vote on this matter is of great importance. On behalf of the Board of Directors, we urge you to vote for approval of the Merger by marking the enclosed proxy card "FOR" Item One.


                                        Sincerely,

                                        Charles Ray Smith
                                        Chairman of the Board



                                        F.J. Greely, Jr.
                                        President and Chief Executive Officer

                              BNR BANCSHARES, INC.
                107 EAST MAIN STREET, NEW ROADS, LOUISIANA 70760
                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                            TO BE HELD AUGUST 26, 1994



        Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of BNR Bancshares, Inc. ("BNR"), a bank holding company, will be held at BNR's main office, 107 East Main Street, New Roads, Louisiana 70760, on August 26, 1994, at 10:00 a.m., local time, for the following purposes:



         1. MERGER. To consider and vote upon the Agreement and Plan of Merger, dated as of April 21, 1994 (the "Agreement"), by and between BNR and Regions Financial Corporation ("Regions"), a copy of which is attached as Appendix A to the accompanying Proxy Statement/Prospectus and incorporated herein by this reference, and pursuant to which (i) Regions will acquire all of the issued and outstanding common stock of BNR through the merger of BNR with and into Regions (the "Merger"), (ii) each share of BNR common stock (except for certain shares held by BNR or Regions and shares held by stockholders who perfect their dissenters' rights of appraisal) will be converted into that number of shares of Regions common stock calculated by dividing $79.70 by the average of the daily closing sale prices of Regions common stock in the National Market System of the National Association of Securities Dealers Automated Quotation System (the "Nasdaq National Market") over a specified period, subject to minimum and maximum exchange ratios of 2.214 and 3.065 shares of Regions common stock, respectively, for each share of BNR common stock, and
(iii) each BNR stockholder will receive cash in lieu of any remaining fractional share interest, all as described more fully in the accompanying
Proxy Statement/Prospectus.



         2. OTHER BUSINESS. To transact such other business as may come properly before the Special Meeting, including adjourning the Special Meeting to permit, if necessary, further solicitation of proxies.



         Only stockholders of record at the close of business on July 27, 1994, are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof.



        Stockholders of BNR have a right to dissent from the Merger and obtain payment of the fair value of their shares in cash by complying with the applicable provisions of Louisiana law, which are attached to the accompanying Proxy Statement/Prospectus as Appendix C. DISSENTING SHAREHOLDERS WHO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF THE BUSINESS CORPORATION LAW OF
LOUISIANA WILL BE ENTITLED TO RECEIVE PAYMENT OF THE FAIR CASH VALUE OF THEIR SHARES IF THE MERGER IS EFFECTED UPON APPROVAL BY LESS THAN 80% OF THE CORPORATION'S TOTAL VOTING POWER.


         We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the Special Meeting in person. The proxy may be revoked by the person executing the proxy by filing with the Secretary of BNR an instrument of revocation or a duly executed proxy bearing a later date at or before the Special Meeting.

                                           By Order of the Board of Directors



                                           Charles Ray Smith
                                           Secretary

New Roads, Louisiana

July 27, 1994

        BNR BANCSHARES, INC.                REGIONS FINANCIAL CORPORATION
          PROXY STATEMENT                            PROSPECTUS
FOR SPECIAL MEETING OF STOCKHOLDERS                 COMMON STOCK

     TO BE HELD AUGUST 26, 1994                    (PAR VALUE $.625)



         This Prospectus of Regions Financial Corporation, a regional bank holding company organized under the laws of the State of Delaware ("Regions"), relates to the shares of common stock, par value $.625 per share, of Regions ("Regions Common Stock"), which are issuable to the stockholders of BNR Bancshares, Inc. ("BNR") upon consummation of the proposed merger (the "Merger") described herein by which BNR will merge with and into Regions pursuant to the terms of an Agreement and Plan of Merger, dated as of April 21, 1994 (the "Agreement"), between Regions and BNR.



         At the effective date of the Merger (the "Effective Date"), except as described herein, (i) BNR will merge with and into Regions, and (ii) each outstanding share of the $10.00 par value common stock of BNR ("BNR Common Stock") will be converted into that number of shares of Regions Common Stock calculated by dividing $79.70 by the Average Closing Price, defined in the Agreement as the average of the daily closing sale prices of Regions Common Stock in the National Market System of the National Association of Securities Dealers, Inc. Automated Quotations System (the "Nasdaq National Market") (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source chosen by Regions) for the 20 consecutive full trading days on which such shares are traded on the Nasdaq National Market ending at the close of trading on the fifth trading day preceding the Effective Date, subject to minimum and maximum exchange ratios of 2.214 and 3.065 shares of Regions Common Stock, respectively, for each share of BNR Common Stock. A copy of the Agreement is attached to this Proxy Statement/Prospectus as Appendix A.



        As a result of the Merger, the separate existence of BNR will cease, and Bank of New Roads, a wholly-owned subsidiary of BNR (the "Bank"), will become a wholly-owned subsidiary of Regions and will continue in operation serving its current markets as a state-chartered commercial bank until combined with other banking subsidiaries of Regions operating in Louisiana. For a further description of the terms of the Merger, see "Description of the Transaction."



         This Prospectus also constitutes a Proxy Statement of BNR and is being furnished to the stockholders of BNR in connection with the solicitation of proxies by the Board of Directors of BNR for use at its special meeting of stockholders, including any adjournment or postponement thereof (the "Special Meeting"), to be held on August 26, 1994, to consider and vote upon the proposed Merger and related matters. This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to stockholders of BNR on or about July 28, 1994.



   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                    GOVERNMENTAL AGENCY OR INSTRUMENTALITY.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
            ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


        The date of this Proxy Statement/Prospectus is July 27, 1994.

                             AVAILABLE INFORMATION


         Regions and BNR are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.



        This Proxy Statement/Prospectus constitutes part of a registration statement on Form S-4 (including any exhibits and amendments thereto, the "Registration Statement") filed by Regions with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement/Prospectus does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about Regions and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above. Regions Common Stock is traded in the Nasdaq National Market. Reports, proxy statements, and other information concerning Regions may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.


         No person is authorized to give any information or to make any representations other than those included in this Proxy Statement/Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by Regions or BNR. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to or from any person to or from whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall under any circumstances create an implication that there has been no change in the affairs of Regions or BNR since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

         All information included or incorporated by reference in this Proxy Statement/Prospectus with respect to Regions was supplied by Regions, and all information included or incorporated by reference herein with respect to BNR was supplied by BNR.

                      DOCUMENTS INCORPORATED BY REFERENCE

         The following documents previously filed with the SEC by Regions pursuant to the Exchange Act are hereby incorporated by reference herein:

                 1. Regions' Annual Report on Form 10-K for the fiscal year ended December 31, 1993;

                 2. Regions' Quarterly Report on Form 10-Q for the quarter ended March 31, 1994;


                 3. Regions' Current Reports on Form 8-K dated as of December 31, 1993, and July 8 and 18, 1994; and


                 4. The description of Regions Common Stock under the heading "Item 1. Capital Stock to be Registered" in the registration statement on Form 8-A of Regions relating to Regions Common Stock and in any amendment or report filed for the purpose of updating such description.


                 5. Regions' reports on Form 10-C dated as of December 31, 1993, and May 2, 1994.


         Regions' Annual Report on Form 10-K for the year ended December 31, 1993, incorporates by reference specific portions of Regions' Annual Report to Stockholders for that year (the "Regions Annual Report to Stockholders"), but does not incorporate other portions of the Regions Annual Report to Stockholders. Only those portions of the Regions Annual Report to Stockholders captioned "Financial Summary & Review 1993," "Financial Statements and Notes," and "Historical Financial Summary" are incorporated herein. Other portions of the Regions Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.



         The following documents previously filed with the SEC by BNR pursuant to the Exchange Act are hereby incorporated by reference herein:

                 1. BNR's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1993, as amended;

                 2. BNR's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994; and

                 3. BNR's Current Report on Form 8-K dated as of March 16, 1994.



         BNR's Annual Report on Form 10-KSB for the year ended December 31, 1993, incorporates by reference specific portions of BNR's Annual Report to Stockholders for that year (the "BNR Annual Report to Stockholders"), but does not incorporate other portions of the BNR Annual Report to Stockholders. Only the audited financial statements on pages 3-15 of the BNR Annual Report to Stockholders are incorporated herein. Other portions of the BNR Annual Report to Stockholders are NOT incorporated herein and are not a part of the Registration Statement.


         All documents filed by Regions pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS ARE AVAILABLE UPON REQUEST, WITHOUT CHARGE (EXCEPT FOR THE EXHIBITS THERETO), IF FILED BY REGIONS, FROM RONALD C. JACKSON, STOCKHOLDER ASSISTANCE, REGIONS FINANCIAL CORPORATION, P.O. BOX 1448, MONTGOMERY, ALABAMA 36102 (TELEPHONE
(205) 832-8450), AND IF FILED BY BNR, FROM DANIEL J. DIETRICK, TREASURER, BNR BANCSHARES, INC., P.O. BOX 250, NEW ROADS, LOUISIANA 70760, (TELEPHONE (504) 638-3791). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY AUGUST 19, 1994.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . .
DOCUMENTS INCORPORATED BY REFERENCE . . . . . . . . . . . . . . . . . . . .
SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     The Parties  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Special Meeting of BNR Stockholders  . . . . . . . . . . . . . . . . .
     Record Date; Vote Required . . . . . . . . . . . . . . . . . . . . . .
     The Merger; Exchange Ratio . . . . . . . . . . . . . . . . . . . . . .
     Dissenting Stockholders  . . . . . . . . . . . . . . . . . . . . . . .
     Reasons for the Merger; Recommendation of BNR's Board
      of Directors  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Opinion of BNR's Financial Advisor . . . . . . . . . . . . . . . . . .
     Effective Date of the Merger . . . . . . . . . . . . . . . . . . . . .
     Exchange of Stock Certificates . . . . . . . . . . . . . . . . . . . .
     Regulatory Approvals and Other Conditions  . . . . . . . . . . . . . .
     Waiver, Amendment, and Termination of the Agreement  . . . . . . . . .
     Interests of Certain Persons in the Merger . . . . . . . . . . . . . .
     Certain Federal Income Tax Consequences of the Merger  . . . . . . . .
     Certain Differences in Stockholders' Rights  . . . . . . . . . . . . .
     Comparative Market Prices of Common Stock  . . . . . . . . . . . . . .
     Comparative Per Share Data . . . . . . . . . . . . . . . . . . . . . .
     Selected Financial Data  . . . . . . . . . . . . . . . . . . . . . . .
THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Record Date; Vote Required . . . . . . . . . . . . . . . . . . . . . .

     Savings and Stock Bonus Plan . . . . . . . . . . . . . . . . . . . . .

DESCRIPTION OF THE TRANSACTION  . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Exchange Ratio; Minimum and Maximum Limitations  . . . . . . . . . . .
     Background of and Reasons for the Merger . . . . . . . . . . . . . . .
     Opinion of BNR's Financial Advisor . . . . . . . . . . . . . . . . . .
     Effective Date of the Merger . . . . . . . . . . . . . . . . . . . . .
     Distribution of Regions Stock Certificates and
       Payment for Fractional Shares  . . . . . . . . . . . . . . . . . . .
     Conditions to Consummation of the Merger . . . . . . . . . . . . . . .
     Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . .
     Waiver, Amendment, and Termination of the Agreement  . . . . . . . . .
     Conduct of Business Pending the Merger . . . . . . . . . . . . . . . .
     Management Following the Merger  . . . . . . . . . . . . . . . . . . .
     Interests of Certain Persons in the Merger . . . . . . . . . . . . . .
     Dissenting Stockholders  . . . . . . . . . . . . . . . . . . . . . . .
     Certain Federal Income Tax Consequences of the Merger  . . . . . . . .
     Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . . . .
     Expenses and Fees  . . . . . . . . . . . . . . . . . . . . . . . . . .
     Resales of Regions Common Stock  . . . . . . . . . . . . . . . . . . .
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS  . . . . . . . . . . . . . .
     Antitakeover Provisions Generally  . . . . . . . . . . . . . . . . . .
     Authorized Capital Stock . . . . . . . . . . . . . . . . . . . . . . .
     Amendment of Certificate or Articles of Incorporation and Bylaws . . .
     Classified Board of Directors and Absence of Cumulative Voting . . . .
     Removal of Directors . . . . . . . . . . . . . . . . . . . . . . . . .
     Limitations on Director Liability  . . . . . . . . . . . . . . . . . .
     Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Special Meetings of Stockholders . . . . . . . . . . . . . . . . . . .
     Actions by Stockholders Without a Meeting  . . . . . . . . . . . . . .

     Stockholder Nominations and Proposals  . . . . . . . . . . . . . . .
     Business Combinations with Certain Persons . . . . . . . . . . . . .
     Mergers, Consolidations, and Sales of Assets Generally . . . . . . .
     Dissenters' Rights of Appraisal  . . . . . . . . . . . . . . . . . .
     Stockholders' Rights to Examine Books and Records  . . . . . . . . .
     Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
COMPARATIVE MARKET PRICES AND DIVIDENDS . . . . . . . . . . . . . . . . .
BUSINESS OF BNR . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF BNR . . . . . . . . . . .
BUSINESS OF REGIONS . . . . . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . .
SUMMARY PRO FORMA FINANCIAL DATA  . . . . . . . . . . . . . . . . . . . .
SUPERVISION AND REGULATION  . . . . . . . . . . . . . . . . . . . . . . .
     General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     Payment of Dividends . . . . . . . . . . . . . . . . . . . . . . . .
     Transactions with Affiliates . . . . . . . . . . . . . . . . . . . .
     Capital Adequacy . . . . . . . . . . . . . . . . . . . . . . . . . .
     Support of Subsidiary Institutions . . . . . . . . . . . . . . . . .
     Prompt Corrective Action . . . . . . . . . . . . . . . . . . . . . .
     Brokered Deposits  . . . . . . . . . . . . . . . . . . . . . . . . .
     FDIC Insurance Assessments . . . . . . . . . . . . . . . . . . . . .
     New Safety and Soundness Standards . . . . . . . . . . . . . . . . .
     Depositor Preference . . . . . . . . . . . . . . . . . . . . . . . .
DESCRIPTION OF REGIONS COMMON STOCK . . . . . . . . . . . . . . . . . . .
STOCKHOLDER PROPOSALS . . . . . . . . . . . . . . . . . . . . . . . . . .
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
APPENDIX A--Agreement and Plan of Merger  . . . . . . . . . . . . . . . .  A-1
APPENDIX B--Opinion of Chaffe & Associates, Inc . . . . . . . . . . . . .  B-1
APPENDIX C--Copy of Section 12:131 of Louisiana Business Corporation Law.  C-1

                                    SUMMARY


         The following is a summary of certain information relating to the proposed Merger and the offering of shares of Regions Common Stock to be issued upon consummation thereof. This summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices. As used in this Proxy Statement/Prospectus, the terms "Regions" and "BNR" refer to those entities, respectively, and where the context requires, to those entities and their respective subsidiaries.



THE PARTIES

         BNR. BNR is a bank holding company organized under the laws of the State of Louisiana with its principal executive office located in New Roads, Louisiana. BNR operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through five offices in Pointe Coupee Parish and one office in East Baton Rouge Parish, Louisiana. At March 31, 1994, BNR had total consolidated assets of approximately $142.7 million, total consolidated deposits of approximately $125.3 million, and total consolidated stockholders' equity of approximately $15.6 million. BNR's principal executive office is located at 107 East Main Street, New Roads, Louisiana 70760, and its telephone number at such address is (504) 638-3791.

         Additional information with respect to BNR and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, consisting of BNR's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1993, as amended, including that portion of the BNR Annual Report to Stockholders incorporated therein, BNR's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, and BNR's Current Report on Form 8-K dated as of March 16, 1994, accompany this Proxy Statement/Prospectus.



         REGIONS. Regions, formerly known as First Alabama Bancshares, Inc., is a regional bank holding company headquartered in Birmingham, Alabama, which operated as of June 1, 1994, 243 banking offices in Alabama, Florida, Georgia, Louisiana, and Tennessee. At March 31, 1994, Regions had total consolidated assets of approximately $10.4 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $878 million. Regions operates five state-chartered commercial bank subsidiaries and one federal stock savings bank in the States of Alabama, Florida, Georgia, Louisiana, and Tennessee and four banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.



         During the 1994 fiscal year, Regions has completed the acquisitions of two financial institutions in the States of Alabama and Louisiana (referred to as the "Recently Completed Acquisitions") and has entered into definitive agreements to acquire three financial institutions in addition to BNR in the States of Alabama, Georgia, and Louisiana (referred to as the "Other Pending Acquisitions"). Information with respect to the Recently Completed Acquisitions and the Other Pending Acquisitions (referred to collectively as the "Other Acquisitions") is included under "Business of Regions -- Recent Developments" and "Summary Pro Forma Financial Information."



         Regions was organized under the laws of the State of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation. Regions is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). Regions' principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203, and its telephone number at such address is (205) 326-7100.



         Additional information with respect to Regions and its subsidiaries is included in documents incorporated by reference in this Proxy
Statement/Prospectus. See "Available Information," "Documents Incorporated by Reference," and "Business of Regions."

SPECIAL MEETING OF BNR STOCKHOLDERS


         The Special Meeting will be held at 10:00 a.m., local time, on August 26, 1994, at BNR's main office, 107 East Main Street, New Roads, Louisiana 70760, for the purpose of considering and voting upon approval of the Agreement. See "The Special Meeting."


RECORD DATE; VOTE REQUIRED


        Only holders of record of BNR Common Stock at the close of business on July 27, 1994 (the "Record Date"), will be entitled to vote at the Special Meeting. The affirmative vote of at least a majority of the voting power of BNR Common Stock represented in person or by proxy at the Special Meeting will be required to approve the Agreement. As of the Record Date, there were 326,218 shares of BNR Common Stock outstanding and entitled to be voted.


         The directors and executive officers of BNR and their affiliates beneficially owned, as of the Record Date, 51,116 shares (or approximately 15.67% of the outstanding shares) of BNR Common Stock. Each member of the Board of Directors of BNR has agreed to vote those BNR shares over which he has voting authority (other than in a fiduciary capacity) in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of BNR Common Stock. As of that date, neither BNR nor Regions held any shares of BNR Common Stock in a fiduciary capacity for others. See "The Special Meeting -- Record Date; Vote Required."

THE MERGER; EXCHANGE RATIO

         The Agreement provides for the acquisition of BNR by Regions pursuant to the Merger of BNR with and into Regions. At the Effective Date each share of BNR Common Stock (excluding any shares held by BNR, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into that number of shares of Regions Common Stock (the "Exchange Ratio"), calculated by dividing $79.70 by the Average Closing Price (the average of the daily closing sale prices of Regions Common Stock on the Nasdaq National Market (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source chosen by Regions) for the 20 consecutive full trading days on which such shares are traded on the Nasdaq National Market ending at the close of trading on the fifth trading day preceding the Effective Date), subject to minimum and maximum exchange ratios of 2.214 and 3.065 shares of Regions Common Stock, respectively, for each share of BNR Common Stock. See "Description of the Merger -- Exchange Ratio; Minimum and Maximum Limitations."

         No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any BNR stockholder would be entitled upon consummation of the Merger, based on the Average Closing Price. See "Description of the Transaction -- General."

DISSENTING STOCKHOLDERS


         Holders of BNR Common Stock entitled to vote on approval of the Agreement have the right to dissent from the Merger and, upon consummation of the Merger and the satisfaction of certain specified procedures and conditions, to receive cash in respect of the fair value of such holders' shares of BNR Common Stock in accordance with the applicable provisions of Section 12:131 of the Louisiana Business Corporation Law (the "Louisiana Act"). In the event that the Merger is approved by 80% or more of the total voting power of BNR, then dissenters' rights of appraisal, in accordance with the Louisiana Act, will not be available. The procedures to be followed by dissenting stockholders are summarized under "Description of the Transaction -- Dissenting Stockholders," and a copy of the applicable provisions of the Louisiana Act is set forth in Appendix C to this Proxy Statement/Prospectus.

REASONS FOR THE MERGER; RECOMMENDATION OF BNR'S BOARD OF DIRECTORS

         BNR's Board of Directors has unanimously approved the Merger and the Agreement and has determined that the Merger is in the best interests of BNR and its stockholders. Accordingly, BNR's Board unanimously recommends that BNR's stockholders vote FOR approval of the Agreement. In approving the Merger, BNR's directors considered BNR's financial condition, the financial terms and the income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, and a report and opinion from Chaffe and Associates, Inc. ("Chaffe") regarding the value of BNR and the fairness of the terms of the Merger to BNR stockholders. See "Description of the Transaction -- Background of and Reasons for the Merger." Each member of the Board of Directors of BNR has agreed to vote such member's shares over which he has voting authority (other than in a fiduciary capacity) in favor of the Merger.

OPINION OF BNR'S FINANCIAL ADVISOR


        Chaffe has rendered an opinion to BNR that, based upon and subject to the procedures, matters and limitations described in its opinion and such other matters as it considers relevant, as of the date of its opinion, the consideration to be received in the Merger by the stockholders of BNR is fair to the stockholders of BNR from a financial point of view. The opinion of Chaffe is attached as Appendix B to this Proxy Statement/Prospectus. BNR stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Transaction -- Opinion of BNR's Financial Advisor."


EFFECTIVE DATE

         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger are filed and become effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and BNR, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the first business day following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of BNR stockholders; or such later date within 30 days thereof as specified by Regions. The parties expect that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1994, although there can be no assurance as to whether or when the Merger will occur. See "Description of the Transaction -- Effective Date of the Merger," "-- Conditions to Consummation of the Merger," and "-- Waiver, Amendment, and Termination of the Agreement."

EXCHANGE OF STOCK CERTIFICATES

         Promptly after the Effective Date, Regions will cause First Alabama Bank, acting in its capacity as exchange agent for Regions (the "Exchange Agent"), to mail to the former stockholders of BNR a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of BNR Common Stock for certificates representing shares of Regions Common Stock. BNR STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. See "Description of the Transaction -- Distribution of Regions Stock Certificates and Payment for Fractional Shares."

REGULATORY APPROVALS AND OTHER CONDITIONS


         The proposed Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Louisiana Commissioner of Financial Institutions (the "Louisiana Commissioner"). An application has been filed with each of these agencies for the requisite approvals and each of such agencies has approved the Merger.


         Consummation of the Merger is subject to various other conditions, including receipt of the required approval of BNR stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other conditions. See "Description of the Transaction -- Conditions to Consummation of the Merger."

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

         The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date by mutual action of the Board of Directors of both BNR and Regions, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by March 31, 1995, unless the failure to consummate the Merger by such time is due to a breach of the Agreement by the party seeking to terminate. See "Description of the Transaction -- Waiver, Amendment, and Termination of the Agreement."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Certain members of BNR's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of BNR generally. Those interests relate to, among other things, provisions in the Agreement regarding indemnification and eligibility for certain Regions employee benefits. See "Description of the Transaction -- Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


         Consummation of the Merger is conditioned upon the receipt of an opinion of counsel to the effect that, among other things, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the exchange in the Merger of BNR Common Stock for Regions Common Stock will not give rise to gain or loss to BNR stockholders, except to the extent of any cash received in lieu of fractional share interests or as a result of a stockholder's perfecting such holder's dissenter's rights of appraisal. See "Description of the Transaction
- -- Certain Federal Income Tax Consequences of the Merger."
</R.

         DUE TO THE INDIVIDUAL NATURE OF THE TAX CONSEQUENCES OF THE MERGER, BNR STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS




         On the Effective Date, BNR stockholders, whose rights are governed by BNR's Articles of Incorporation and Bylaws and by the Louisiana Act, automatically will become Regions stockholders, and their rights as Regions stockholders will be governed by Regions' Certificate of Incorporation and Bylaws and the Delaware General Corporation Law (the "Delaware GCL").



         The rights of Regions stockholders differ from the rights of BNR stockholders in certain important respects, some of which constitute additional antitakeover provisions provided for in Regions' governing documents. See "Effect of the Merger on Rights of Stockholders."

COMPARATIVE MARKET PRICES OF COMMON STOCK

         Regions Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. BNR Common Stock is not traded in any established market.


         The following table sets forth (i) the last sale price of Regions Common Stock and the equivalent per share price (as explained below) of BNR Common Stock on March 16, 1994, the last trading day immediately preceding public announcement of the proposed acquisition of BNR by Regions and July 21, 1994, the latest practicable date prior to the mailing of this Proxy Statement/Prospectus, and (ii) the sale price in the last known transaction of purchase and sale of BNR Common Stock, which occurred in the fourth quarter of 1993.




                                                                    EQUIVALENT
                                                                        PER
                                                                    SHARE PRICE
                                   REGIONS             BNR            OF BNR
MARKET PRICE PER SHARE AT:      COMMON STOCK       COMMON STOCK    COMMON STOCK
- --------------------------      ------------       ------------    ------------
March 16, 1994                     $32.00             $44.00           $79.70
 July 21, 1994                      36.25              44.00            80.26



         The equivalent per share price of BNR Common Stock at each specified date represents the last sale price of Regions Common Stock on such date multiplied by assumed Exchange Ratios of 2.491 and 2.214, respectively (based on the last sale price of Regions Common Stock as reported by the Nasdaq National Market on the specified date). Stockholders are advised to obtain current market quotations for Regions Common Stock and BNR Common Stock. No assurance can be given as to the market price of Regions Common Stock at or after the Effective Date.


COMPARATIVE PER SHARE DATA


         The following table sets forth certain comparative per share data relating to net income, cash dividends, and book value on (i) an historical basis for Regions and BNR, (ii) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger, (iii) an equivalent pro forma basis per share of BNR Common Stock, giving effect to the Merger, (iv) a pro forma combined basis per share of Regions Common Stock, giving effect to the Merger and the Other Acquisitions, and (v) an equivalent pro forma basis per share of BNR Common Stock, giving effect to the Merger and the Other Acquisitions. The Regions and BNR pro forma combined information and the BNR pro forma Merger equivalent information give effect to the Merger on a pooling-of-interests accounting basis and assumes an Exchange Ratio of 2.3791 (based on the closing sale price of Regions Common Stock as reported by the Nasdaq National Market on June 16, 1994). See "Description of the Transaction -- Accounting Treatment." The Regions, Merger, and Other Acquisitions pro forma combined information and the BNR pro forma Merger and Other Acquisitions equivalent information give effect to (i) the Merger as described in the preceding sentence and (ii) the Other Acquisitions as described under "Summary Pro Forma Financial Information
- -- Selected Pro Forma Combined Data for Regions, BNR, and Other Acquisitions." The pro forma data are presented for informational purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger or the Other Acquisitions been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.



         The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical financial statements of Regions and BNR, including the respective notes thereto, and the pro forma financial information included or incorporated by reference herein. See "Documents Incorporated by Reference," "--Selected Financial Data," "Business of Regions
- -- Recent Developments," and "Summary Pro Forma Financial Information."

                                                                   THREE MONTHS                           YEAR ENDED
                                                                   ENDED MARCH 31,                       DECEMBER 31,
                                                                 -----------------              ------------------------------
                                                                1994          1993             1993         1992         1991
                                                                ----          ----             ----         ----         ----
                                                                   (Unaudited)                        (Unaudited except
                                                                                                 Regions and BNR historical)
NET INCOME PER COMMON SHARE
Regions historical  . . . . . . . . . . . . . . . . . . . .    $  0.81      $  0.74           $ 3.01        $ 2.60      $ 2.16
BNR historical  . . . . . . . . . . . . . . . . . . . . . .       1.24         1.84             7.45          5.71        2.73
Regions and BNR pro forma combined(1) . . . . . . . . . . .       0.80         0.74             3.00          2.60        2.14
BNR pro forma Merger equivalent(2)  . . . . . . . . . . . .       1.90         1.76             7.14          6.19        5.09
Regions, BNR, and Other Acquisitions
  pro forma combined(3) . . . . . . . . . . . . . . . . . .       0.81                          3.03          2.58        2.11
BNR pro forma Merger and Other Acquisitions
  equivalent(2) . . . . . . . . . . . . . . . . . . . . . .       1.93                          7.21          6.14        5.02
DIVIDENDS DECLARED PER COMMON SHARE
Regions historical  . . . . . . . . . . . . . . . . . . . .    $  0.30      $  0.26           $ 1.04        $ 0.91      $ 0.87
BNR historical  . . . . . . . . . . . . . . . . . . . . . .       0.00         0.00             2.50          2.00        1.50
BNR pro forma Merger equivalent(4). . . . . . . . . . . . .       0.71         0.62             2.47          2.16        2.07
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions historical  . . . . . . . . . . . . . . . . . . . .    $ 21.39      $ 18.09           $20.73        $17.62      $15.76
BNR historical. . . . . . . . . . . . . . . . . . . . . . .      47.92        43.85            47.63         42.04       37.55
Regions and BNR pro forma combined (1). . . . . . . . . . .      21.36        18.10            20.72         17.62       15.76
BNR pro forma Merger equivalent(2)  . . . . . . . . . . . .      50.82        43.06            49.29         41.92       37.49
Regions, BNR, and Other Acquisitions
  pro forma combined(3) . . . . . . . . . . . . . . . . . .      21.15
BNR pro forma Merger and Other Acquisitions
  equivalent(2) . . . . . . . . . . . . . . . . . . . . . .      50.32


   __________________________
(1) Represents the pro forma combined information of Regions and BNR as if the Merger were consummated on January 1, 1991, and were accounted for as a pooling of interests.


(2) Represents pro forma combined information multiplied by the assumed Exchange Ratio of 2.3791 shares of Regions Common Stock for each share of BNR Common Stock (based on the closing sale price of Regions Common Stock as reported by the Nasdaq National Market on June 16, 1994).
(3) Represents the pro forma combined information of Regions, BNR, and the Other Acquisitions as if the Merger were consummated at the time and pursuant to the accounting basis described in note (1) and the Other Acquisitions were consummated at the time and pursuant to the accounting bases described under "Summary Pro Forma Financial Information -- Selected Pro Forma Combined Data for Regions, BNR, and Other Aquisitions."
(4) Represents historical dividends per share paid by Regions multiplied by the assumed Exchange Ratio of 2.3791 shares of Regions Common Stock for each share of BNR Common Stock (based on the closing sale price of Regions Common Stock as reported by the Nasdaq National Market on June 16, 1994).
(5) The combined and equivalent pro forma per share data assuming minimum and maximum Exchange Ratios, respectively, of 2.214 and 3.065 shares of Regions Common Stock for each share of BNR Common Stock is as follows:



                                                                                           Exchange Ratio
                                                                   ------------------------------------------------------------
                                                                         Minimum (2.214)                     Maximum (3.065)
                                                                 ----------------------------          --------------------------
                                                              Three Months           Year           Three Months         Year
                                                                  Ended             Ended              Ended             Ended
                                                             March 31, 1994   December 31, 1993    March 31, 1994  December 31, 1993
                                                             --------------   -----------------    --------------  -----------------
                                                                                            (Unaudited)
NET INCOME PER COMMON SHARE
Regions and BNR pro forma combined  . . . . . . . . . . . . .    $0.80               $3.02             $0.80             $3.00
BNR pro forma Merger equivalent . . . . . . . . . . . . . . .     1.77                6.69              2.45              9.20
Regions, BNR, and Other Acquisitions
  pro forma combined  . . . . . . . . . . . . . . . . . . . .     0.81                3.03              0.81              3.01
BNR pro forma Merger and Other Acquisitions
  equivalent. . . . . . . . . . . . . . . . . . . . . . . . .     1.79                6.71              2.48              9.23
DIVIDENDS DECLARED PER COMMON SHARE
BNR pro forma Merger equivalent . . . . . . . . . . . . . . .     0.66                2.30              0.92              3.19
BOOK VALUE PER COMMON SHARE (PERIOD END)
Regions and BNR pro forma combined  . . . . . . . . . . . . .    21.39               20.74             21.25             20.61
BNR pro forma Merger equivalent . . . . . . . . . . . . . . .    47.36               45.93             65.13             63.16
Regions, BNR, and Other Acquisitions
  pro forma combined  . . . . . . . . . . . . . . . . . . . .    21.17                                 21.04
BNR pro forma Merger and Other Acquisitions
  equivalent. . . . . . . . . . . . . . . . . . . . . . . . .    46.87                                 64.49



SELECTED FINANCIAL DATA


         The following tables present certain selected historical financial information for Regions and BNR. The data should be read in conjunction with the historical financial statements, related notes, and other financial information concerning Regions and BNR incorporated by reference herein and, in the case of BNR, accompanying this Proxy Statement/Prospectus. See
"Documents Incorporated by Reference."

Selected Historical Financial Data of Regions



                                                          THREE MONTHS                             YEAR ENDED
                                                         ENDED MARCH 31,                          DECEMBER 31,
                                                         ---------------        -------------------------------------------------
                                                         1994       1993        1993       1992        1991      1990        1989
                                                         ----       ----        ----       ----        ----      ----        ----
                                                           (Unaudited)
                                                                    (In thousands except per share data and ratios)
Income Statement Data:
     Total interest income  . . . . . . . . . .     $   170,906 $  135,719 $   555,667  $  536,747 $  556,821 $  519,753 $  496,392
     Total interest expense   . . . . . . . . .          73,539     51,875     213,614     224,068    292,017    297,613    292,687
     Net interest income  . . . . . . . . . . .          97,367     83,844     342,053     312,679    264,804    222,140    203,705
     Provision for loan losses  . . . . . . . .           4,326      7,300      21,533      27,072     24,005     24,208     15,800
     Net interest income after
          loan loss provision . . . . . . . . .          93,041     76,544     320,520     285,607    240,799    197,932    187,905
     Total noninterest income
          excluding security gains (losses) . .          36,516     30,582     131,949     119,130    101,964     94,730     71,976
     Security gains (losses)  . . . . . . . . .              32         47          78         (53)      (507)      (982)       506
     Total noninterest expense  . . . . . . . .          80,145     66,091     287,026     264,659    230,340    195,611    176,707
     Income tax expense . . . . . . . . . . . .          16,292     13,656      53,476      44,977     33,660     27,175     21,046
     Net income . . . . . . . . . . . . . . . .     $    33,152 $   27,426 $   112,045  $   95,048 $   78,256 $   68,894 $   62,634

Per Share:
     Net income . . . . . . . . . . . . . . . .     $      0.81 $     0.74 $      3.01  $     2.60 $     2.16 $     1.91 $     1.72
     Cash dividends . . . . . . . . . . . . . .            0.30       0.26        1.04        0.91       0.87       0.84       0.76
     Book value . . . . . . . . . . . . . . . .           21.39      18.09       20.73       17.62      15.76      14.54      13.48

Other Information:
     Average number of shares outstanding . . .          41,059     37,290      37,205      36,532     36,191     36,097     36,331

Balance Sheet Data (period end):
     Total assets . . . . . . . . . . . . . . .     $10,436,704 $7,836,913 $10,476,348  $7,881,026 $6,745,053 $6,344,406 $5,549,612
     Securities . . . . . . . . . . . . . . . .       2,478,939  1,637,036   2,368,445   1,670,170  1,575,725  1,489,200  1,133,087
     Loans, net of unearned income  . . . . . .       6,848,701  5,187,903   6,833,246   5,142,531  4,274,958  4,092,262  3,552,082
     Total deposits . . . . . . . . . . . . . .       8,766,995  6,723,462   8,770,694   6,701,142  5,917,028  5,353,211  4,744,364
     Long-term debt . . . . . . . . . . . . . .         449,665    141,718     462,862     136,990     18,782     19,707     45,343
     Stockholders' equity . . . . . . . . . . .         878,239    674,923     850,965     656,655    572,971    524,132    489,441

Performance Ratios:
     Return on average assets (1) . . . . . . .            1.30%      1.45%       1.40%       1.34%      1.23%      1.23%      1.20%
     Return on average stockholders' equity (1)           15.55      16.71       16.14       15.64      14.27      13.64      13.25
     Net interest margin (1)  . . . . . . . . .            4.25       4.98        4.82        4.98       4.78       4.67       4.65
     Efficiency (2) . . . . . . . . . . . . . .           58.71      56.47       59.24       59.87      60.77      59.22      60.68
     Dividend payout  . . . . . . . . . . . . .           37.04      35.14       34.55       35.00      40.28      43.98      44.19

Asset Quality Ratios:
     Net charge-offs (recoveries) to average loans,
          net of unearned income (1)  . . . . .            0.10%     (0.03)%      0.19%       0.28%      0.35%      0.44%      0.42%
     Problem assets to net loans and
          other real estate (3) . . . . . . . .            0.80       0.79        0.84        0.70       0.89       0.98       0.72
     Nonperforming assets to net loans and
          other real estate (4) . . . . . . . .            0.86       0.88        1.03        0.81       1.01       1.12       0.94
     Allowance for loan losses to loans,
          net of unearned income  . . . . . . .            1.51       1.57        1.47        1.43       1.28       1.10       1.05
     Allowance for loan losses to
          nonperforming assets (4)  . . . . . .          175.45     176.98      143.05      175.92     126.32      98.18     110.71

Liquidity and Capital Ratios:
     Average stockholders' equity to
          average assets  . . . . . . . . . . .            8.35%      8.67%       8.70%       8.59%      8.63%      9.03%      9.06%
     Average loans to average deposits  . . . .           78.23      77.08       78.14       72.46      73.40      76.67      75.23
     Tier 1 risk-based capital (5)  . . . . . .           11.74      11.99       11.13       11.68      11.85      11.31        n/a
     Total risk-based capital (5) . . . . . . .           14.12      14.75       13.48       14.44      13.19      12.51        n/a
     Tier 1 leverage (5)  . . . . . . . . . . .            7.99       8.30       10.11        8.44       8.40       7.65       8.36


__________________________
  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%.

Selected Historical Financial Data of BNR


                                                       THREE MONTHS                            YEAR ENDED
                                                      ENDED MARCH 31,                         DECEMBER 31,
                                                      ---------------        ------------------------------------------------
                                                      1994       1993        1993       1992        1991      1990       1989
                                                      ----       ----        ----       ----        ----      ----       ----
                                                       (Unaudited)
                                                                  (In thousands except per share data and ratios)
Income Statement Data:
     Total interest income  . . . . . . . . . .     $  2,393   $  2,621   $ 10,131    $ 10,479   $ 11,245   $ 11,574   $ 11,465
     Total interest expense   . . . . . . . . .          804        888      3,349       3,987      5,995      6,635      6,555
     Net interest income  . . . . . . . . . . .        1,589      1,733      6,782       6,492      5,250      4,939      4,910
     Provision for loan losses  . . . . . . . .           90         40        220         140         75        150        221
     Net interest income after
          loan loss provision . . . . . . . . .        1,499      1,693      6,562       6,352      5,175      4,789      4,689
     Total noninterest income
          excluding security gains (losses) . .          265        249        961        840       1,209        655        598
     Security gains (losses)  . . . . . . . . .          108         30         47         193       (590)      (215)        75
     Total noninterest expense  . . . . . . . .        1,305      1,196      4,707       4,967      4,824      4,204      4,509
     Income tax expense . . . . . . . . . . . .          163        178        825         563         84        194         44
     Cumulative effect of change of
          accounting method . . . . . . . . . .           --         --        392          --         --         --         --
     Net income . . . . . . . . . . . . . . . .     $    404   $    598   $  2,430    $  1,855   $    886   $    831   $    809

Per Share:
     Net income . . . . . . . . . . . . . . . .     $   1.24   $   1.84   $   7.45    $   5.71   $   2.73   $   2.56   $   2.49
     Cash dividends . . . . . . . . . . . . . .         0.00       0.00       2.50        2.00       1.50       1.50       1.50
     Book value . . . . . . . . . . . . . . . .        47.92      43.85      47.63       42.04      37.55      35.63      35.01

Other Information:
     Average number of shares outstanding . . .          326        326        326         325        325        325        325

Balance Sheet Data (period end):
     Total assets . . . . . . . . . . . . . . .     $142,687   $140,426   $136,718    $136,436   $133,323   $131,186   $119,781
     Securities held to maturity  . . . . . . .       25,884     61,682     21,980      60,169     58,430     58,310     49,940
     Securities available for sale  . . . . . .       38,480         --     34,873          --         --         --         --
     Loans, net of unearned income  . . . . . .       64,104     64,437     64,742      63,248     58,787     52,873     54,722
     Total deposits . . . . . . . . . . . . . .      125,321    124,152    119,342     120,397    119,646    118,270    107,504
     Long-term debt . . . . . . . . . . . . . .            0          0          0           0          0          0          0
     Stockholders' equity . . . . . . . . . . .       15,632     14,305     15,538      13,651     12,193     11,570     11,361

Performance Ratios:
     Return on average assets (1) . . . . . . .        1.16%      1.72%      1.75%       1.40%      0.67%      0.66%      0.68%
     Return on average stockholders' equity (1)       10.30      16.94      16.48       15.11       7.45       7.25       7.25
     Net interest margin (1)  . . . . . . . . .        4.91       5.38       5.30        5.35       4.46       4.53       4.68
     Efficiency (2) . . . . . . . . . . . . . .       69.99      60.05      60.53       67.42      73.24      72.05      77.58
     Dividend payout  . . . . . . . . . . . . .        0.00       0.00      33.57       35.01      54.99      58.59      60.13

Asset Quality Ratios:
     Net charge-offs to average loans,
          net of unearned income (1)  . . . . .        0.08%      0.04%      0.14%       0.18%      0.22%      0.34%      0.92%
     Problem assets to net loans and
          other real estate (3) . . . . . . . .        2.28       2.31       2.37        2.38       3.75       5.49       7.50
     Nonperforming assets to net loans and
          other real estate (4) . . . . . . . .        2.29       2.41       2.43        2.42       3.79       5.62       7.54
     Allowance for loan losses to loans,
          net of unearned income  . . . . . . .        1.36       1.12       1.29        1.12       1.15       1.38       1.39
     Allowance for loan losses to
          nonperforming assets (4)  . . . . . .       59.36      46.19      52.95       45.74      30.01      23.78      17.94

Liquidity and Capital Ratios:
     Average stockholders' equity to
          average assets  . . . . . . . . . . .       11.05%     10.03%     10.61%       9.98%      9.21%      9.35%      9.57%
     Average loans to average deposits  . . . .       51.51      51.68      54.47       53.24      47.91      48.53      51.18
     Tier 1 risk-based capital (5)  . . . . . .       22.42      21.39      22.23       19.09      17.42      17.17        N/A
     Total risk-based capital (5) . . . . . . .       23.67      20.36      23.44       20.08      18.39      18.25        N/A
     Tier 1 leverage (5)  . . . . . . . . . . .       10.92      10.11      11.19       10.34       9.13       8.80       9.45


__________________________
  (1)    Interim period ratios are annualized.
  (2) Noninterest expense divided by the sum of net interest income (taxable-equivalent basis) and noninterest income net of gains (losses) from security transactions.
  (3) Problem assets include loans on a nonaccrual basis, restructured loans, and foreclosed properties.
  (4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due, and foreclosed properties.
  (5) The required minimum Tier 1 and total risk-based capital ratios are 4.0% and 8.0%, respectively. The minimum leverage ratio of Tier 1 capital to total adjusted assets is 3.0% to 5.0%.

                              THE SPECIAL MEETING

GENERAL


         This Proxy Statement/Prospectus is being furnished to the holders of BNR Common Stock in connection with the solicitation by the BNR Board of Directors of proxies for use at the Special Meeting, at which BNR stockholders will be asked to vote upon a proposal to approve the Agreement. The Special Meeting will be held at 10:00 a.m., local time, on August 26, 1994, at the main offices of BNR, located at 107 East Main Street, New Roads, Louisiana 70760.



         BNR stockholders are requested promptly to sign, date, and return the accompanying proxy card to BNR in the enclosed postage-paid, addressed envelope. A stockholder's failure to return a properly executed proxy card or attend the Special Meeting will result in such holder's shares of BNR Common Stock not counting toward a quorum for the Special Meeting.



         Any BNR stockholder who has delivered a proxy may revoke it at any time before it is voted by giving notice of revocation in writing or submitting to BNR a signed proxy card bearing a later date, provided that such notice or proxy card is actually received by BNR at or before the Special Meeting. Any notice of revocation should be sent to BNR Bancshares, Inc., 107 East Main Street, New Roads, Louisiana 70760, Attention: Charles Ray Smith, Corporate Secretary. A proxy will not be revoked by death or supervening incapacity of the stockholder executing the proxy unless, before the vote, notice of such death or incapacity is filed with the Corporate Secretary. The shares of BNR Common Stock represented by properly executed proxies received at or prior to the Special Meeting and not subsequently revoked will be voted as directed in such proxies. IF INSTRUCTIONS ARE NOT GIVEN, SHARES OF BNR COMMON STOCK REPRESENTED BY PROXIES RECEIVED WILL BE VOTED FOR APPROVAL OF THE AGREEMENT AND IN THE DISCRETION OF THE PROXY HOLDER AS TO ANY OTHER MATTERS THAT PROPERLY MAY COME BEFORE THE SPECIAL MEETING. IF NECESSARY, AND UNLESS CONTRARY INSTRUCTIONS ARE GIVEN, THE PROXY HOLDER ALSO MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING TO PERMIT FURTHER SOLICITATION OF PROXIES IN ORDER TO OBTAIN SUFFICIENT VOTES TO APPROVE THE AGREEMENT. As of the date of this Proxy Statement/Prospectus, BNR is aware of no other matter to be presented at the Special Meeting.



         Solicitation of proxies will be made by mail and also may be made by telephone or telegram or in person by the directors, officers, and employees of BNR, who will receive no additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and will be reimbursed for their reasonable out-of-pocket expenses.


         BNR stockholders should not forward any stock certificates with their proxy cards.

SAVINGS AND STOCK BONUS PLAN


         Each employee of the Bank who is a participant in the Bank's Savings and Stock Bonus Plan (the "ESOP") may direct the trustee of the ESOP (the "Trustee") as to the manner in which shares of BNR Common Stock allocated to such participant's account under the ESOP (the "Plan Shares") shall be voted by the Trustee at the Special Meeting on the proposal to approve the Agreement. Each ESOP participant has received with this Proxy Statement/Prospectus a letter from the Trustee providing instructions as to the voting of such participant's Plan Shares and a Voting Instruction Card to be used by the participant to give voting directions to the Trustee. In order to direct the Trustee with respect to the voting of Plan Shares, an ESOP participant must complete, sign, and date the Voting Instruction Card and return it to the Trustee in the envelope provided so that it is received by the Trustee before the Special Meeting. The Trustee will tabulate the instructions received prior to the Special Meeting and will determine the aggregate votes for and against approval of the Agreement. At the Special Meeting, the Trustee will vote the shares of BNR Common Stock held by it on the record date for which it has received instructions in the manner so determined. The Trustee will not vote any Plan Shares on the proposal to approve the Agreement to the extent it does not receive instructions with respect thereto. Approximately 2,470 shares of BNR Common Stock are held by the Trustee pursuant to the ESOP on behalf of the participants of such plan.


RECORD DATE; VOTE REQUIRED


         BNR's Board of Directors has established the close of business on July 27, 1994, as the Record Date for determining the BNR stockholders entitled to notice of and to vote at the Special Meeting. Only BNR stockholders of record as of the Record Date will be entitled to vote at the Special Meeting. The affirmative vote of the holders of a majority of the voting power of BNR Common Stock represented in person or by proxy at the Special Meeting is required in order to approve the Agreement. Therefore, returning an executed proxy card marked as an abstention will have the same effect as a vote against the Agreement, as will a broker's submitting a proxy card without exercising discretionary voting authority with respect to the Agreement. Nonvotes in the form of failing to return a properly executed proxy card, unlike explicit abstentions, will have the effect of reducing the number of affirmative votes required for approval of the Agreement, but will not be counted toward a quorum at the Special Meeting. As of the Record Date, there were 326,218 shares of BNR Common Stock outstanding and entitled to vote at the Special Meeting, with each share entitled to one vote. For information as to persons known by BNR to beneficially own more than 5.0% of the outstanding shares of BNR Common Stock as of the Record Date, see "Voting Securities and Principal Stockholders of BNR."


         The presence, in person or by proxy, of a majority of the outstanding shares of BNR Common Stock is necessary to constitute a quorum of the stockholders in order to take action at the Special Meeting. For these purposes, shares of BNR Common Stock that are represented in person, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Agreement or whether a broker with discretionary authority fails to exercise its discretionary voting authority with respect to the Agreement. As discussed above, once a quorum is established, approval of the Agreement requires the affirmative vote of the holders of a majority of the voting power of BNR Common Stock represented at the Special Meeting.


         The directors and executive officers of BNR and their affiliates beneficially owned, as of the Record Date, 51,116 shares (or approximately 15.67% of the outstanding shares) of BNR Common Stock. Each member of the Board of Directors of BNR has agreed to vote the BNR shares over which he has voting authority (other than in a fiduciary capacity) in favor of the Merger. The directors and executive officers of Regions and their affiliates beneficially owned, as of the Record Date, no shares of BNR Common Stock. As of that date, no subsidiary of either BNR or Regions held any shares of BNR Common Stock in a fiduciary capacity for others.

                         DESCRIPTION OF THE TRANSACTION

         The following material describes certain aspects of the proposed Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

         Upon consummation of the Merger, BNR will merge with and into Regions, the separate existence of BNR will cease, and the Bank, a wholly-owned subsidiary of BNR, will become a wholly-owned subsidiary of Regions and will continue in operation serving its current markets as a state-chartered commercial bank until combined with other banking subsidiaries of Regions operating in Louisiana. BNR Common Stock will be converted into Regions Common Stock as described below under "-- Exchange Ratio; Minimum and Maximum Limitations." Each share of Regions Common Stock outstanding immediately prior to the Effective Date will remain outstanding and unchanged as a result of the Merger.


         No fractional shares of Regions Common Stock will be issued in connection with the Merger. In lieu of issuing fractional shares, Regions will make a cash payment equal to the fractional interest which a BNR stockholder otherwise would receive multiplied by the Average Closing Price.


EXCHANGE RATIO; MINIMUM AND MAXIMUM LIMITATIONS

         Each share of BNR Common Stock (excluding any shares held by BNR, Regions, or their respective subsidiaries, other than shares held in a fiduciary capacity or in satisfaction of debts previously contracted, and shares held by stockholders who perfect their dissenters' rights of appraisal) issued and outstanding at the Effective Date will be converted into that number of shares of Regions Common Stock, subject to minimum and maximum limitations, calculated by dividing $79.70 by the Average Closing Price. The Agreement defines "Average Closing Price" as the average of the daily closing sale prices of Regions Common Stock (as reported in The Wall Street Journal or, if not reported thereby, another authoritative source chosen by Regions) for the 20 consecutive full trading days on which such shares are traded on the Nasdaq National Market ending on the fifth trading day preceding the Effective Date. If the Average Closing Price is less than $26.00, the Exchange Ratio will be 3.065, and if the Average Closing Price is greater than $36.00, the Exchange Ratio will be 2.214.

         The operation of the Exchange Ratio is illustrated by the following table, which shows the effect that various Average Closing Prices would have on the Exchange Ratio and on the number of shares of Regions Common Stock that would be issuable in the Merger.


                    Average Closing                       Number of Shares
                   Price of Regions     Exchange       of Regions Common Stock
                     Common Stock         Ratio               Issuable
                 -------------------- -------------   ------------------------
                        $26.00           3.065                999,858
                         27.00           2.9519               962,963
                         28.00           2.8464               928,547
                         29.00           2.7483               896,545
                         30.00           2.6567               866,663
                         31.00           2.571                838,706
                         32.00           2.4906               812,479
                         33.00           2.4152               787,882
                         34.00           2.3441               764,688
                         35.00           2.2771               742,831
                         36.00           2.214                722,247

         This table is presented for illustration purposes only, and no inference is intended or may be drawn concerning the actual Average Closing Price which may occur or the resulting Exchange Ratio. Moreover, BNR stockholders should be aware that the actual market value of a share of Regions Common Stock at the Effective Date and at the time certificates for those shares are delivered following surrender and exchange of certificates for shares of BNR Common Stock may be more or less than the Average Closing Price. BNR stockholders are urged to obtain information on the trading price of Regions Common Stock that is more recent than that provided in this Proxy Statement/Prospectus. See "Comparative Market Prices and Dividends."

         No fractional shares of Regions Common Stock will be issued. Rather, cash will be paid in lieu of any fractional share interest to which any BNR stockholder would be entitled upon consummation of the Merger, based on the Average Closing Price. See "Description of the Transaction -- General."


BACKGROUND OF AND REASONS FOR THE MERGER

         BACKGROUND OF THE MERGER. In the latter half of 1992, BNR received an expression of interest from another bank holding company (the "Interested Party") concerning a possible acquisition of BNR. The Board of BNR met a number of times during 1992, 1993, and early 1994 to consider that expression of interest, as well as to review possible strategies for increasing stockholder value, enhancing the liquidity of BNR Common Stock, and related matters. Beginning in 1993, Chaffe provided financial advice to the Board of BNR in connection with this review. During the course of the BNR Board's review, in response to a request from BNR for indications of interest, BNR provided financial and other information to certain large financial institutions (including the Interested Party) from which BNR had received indications of interest. At a meeting held on January 26, 1994, the BNR Board considered various options available to BNR, including remaining an independent bank holding company and negotiating a merger of BNR with a larger financial institution, along with financial and investment banking advice and analyses performed by Chaffe with respect thereto. At that meeting, the BNR Board authorized further discussions with respect to the possible merger of BNR with a larger financial institution.



         In February 1994, Regions commenced discussions with BNR, and in connection with those discussions, Regions received from BNR certain financial and other information concerning BNR and the Bank. On March 16, 1994, the BNR Board met to consider merger proposals that BNR had received from Regions, the Interested Party, and another financial institution. Chaffe reviewed with the BNR Board the status of negotiations with respect to the proposed merger of BNR with a larger financial institution, the proposals that had been received from various of those institutions, and Chaffe's analyses and recommendations with respect to those proposals. Based on the Chaffe analyses and recommendation and consideration of various other factors, the BNR Board approved entering into a letter of intent and memorandum of understanding with Regions with respect to the possible merger of BNR with and into Regions. From March 17, 1994, until April 19, 1994, BNR and Regions negotiated the provisions of the Agreement. At a meeting of the Board of BNR held on April 20, 1994, the BNR Board, after receiving the opinion of Chaffe (discussed below), approved entering into the Agreement with Regions.


         BNR'S REASONS FOR THE MERGER. In approving the Merger, the directors of BNR considered a number of factors. Without assigning any relative or specific weights to the factors, the BNR Board of Directors considered the following material factors:

         (a) the information presented to the directors by the management of BNR concerning the business, operations, earnings, asset quality, and financial condition of BNR, including compliance with regulatory capital requirements on an historical and prospective basis;

         (b) the financial terms of the Merger, including the relationship of the value of the Regions Common Stock issuable in the Merger to the market value, tangible book value, and earnings per share of BNR Common Stock, the partial protection against a decline in the market value of Regions Common Stock, and the partial participation in any appreciation in value of Regions Common Stock;

         (c) the nonfinancial terms of the Merger, including the treatment of the Merger as a tax-free exchange of BNR Common Stock for Regions Common Stock for federal and state income tax purposes;

         (d) the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

         (e) the report of BNR's financial advisor reviewing a comparison of BNR to selected peer banks, premiums paid in other merger transactions, a mark-to-market analysis of BNR, and a discounted cash-flow analysis of BNR; and

         (f) the opinion rendered by BNR's financial advisor to the effect that, from a financial point of view, the exchange of BNR Common Stock for Regions Common Stock on the terms and conditions set forth in the Agreement is fair to the holders of BNR Common Stock.

         The terms of the Merger were the result of arms-length negotiations between representatives of BNR and representatives of Regions. Based upon the consideration of the foregoing factors, the Board of Directors of BNR unanimously approved the Merger as being in the best interests of BNR and its stockholders. Each member of the Board of Directors of BNR has agreed to vote such member's shares in favor of the Merger.

         BNR'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BNR STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

         REGIONS' REASONS FOR THE MERGER. The Regions Board of Directors has approved the Agreement and determined that the Merger is in the best interests of Regions and its stockholders. In approving the Agreement, the Regions Board considered a number of factors. Without assigning any relative or specific weights to the factors, the Regions Board of Directors considered the following material factors:

         (a) a review, based in part on a presentation by Regions management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of BNR on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area,
(ii) the demographic, economic, and financial characteristics of the markets in which BNR operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of Regions' due diligence review of BNR; and

         (b) a variety of factors affecting and relating to the overall strategic focus of Regions, including Regions' desire to expand into markets in the general vicinity of its core markets.

OPINION OF BNR'S FINANCIAL ADVISOR


         GENERAL. Pursuant to an engagement letter dated as of July 6, 1993, (the "Engagement Letter"), BNR retained Chaffe to act as its financial advisor. Acting pursuant to the Engagement Letter, Chaffe, at the request of the Board of Directors of BNR, acted as BNR's financial advisor in connection with the Merger, including providing certain analyses of the financial terms of the Merger. Chaffe is a recognized investment banking firm and is experienced in the securities industry, in investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalizations, and valuations for estate, corporate, and other purposes. It frequently is retained to perform similar services for other banks and bank holding companies. BNR selected Chaffe as its financial advisor on the basis of its experience and expertise in transactions similar to the Merger and its reputation in the banking and investment communities.



         SCOPE OF ENGAGEMENT. In connection with its engagement to act as BNR's financial advisor with respect to the Merger, BNR instructed Chaffe to evaluate the fairness to the BNR stockholders, from a financial point of view, of the consideration to be paid pursuant to the provisions of the Agreement for the shares of BNR Common Stock in the Merger and to conduct such investigations as Chaffe deemed appropriate for such purposes. BNR did not place any limitations on the scope or manner of Chaffe's investigation and review. The consideration to be received by BNR's stockholders in the Merger was determined by BNR and Regions in their negotiations.



         Chaffe delivered an oral opinion to the BNR Board on April 20, 1994, subsequently confirmed by written opinion of that date, and a written opinion dated the date of this Proxy Statement/Prospectus (the "Proxy Statement Opinion"), in each case to the effect that, based upon the procedures described in its opinions and such other matters as Chaffe considered relevant, as of the date of such opinions, the consideration to be received by BNR's stockholders in the Merger for their shares of BNR Common Stock was fair to the BNR stockholders from a financial point of view. The full text of Chaffe's written opinion as of the date hereof (which is substantially identical to the opinion dated April 20, 1994) is attached hereto as Appendix B and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to Appendix B. BNR stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and limitations on the review undertaken by Chaffe. Chaffe's opinion is directed to the BNR Board only, relates only to the consideration to be received by BNR's stockholders in the Merger for their shares of BNR Common Stock, and does not constitute a recommendation to any BNR stockholder as to how such stockholder should vote at the Special Meeting.

        MATERIALS REVIEWED. In connection with rendering its April 20, 1994 opinion, Chaffe reviewed materials bearing upon the transaction, and upon the financial and operating condition of BNR, including, among other information:
(i) a draft of the Agreement; (ii) BNR's audited financial statements for the years 1988 through 1993; (iii) BNR's unaudited financial statements for the period ended March 31, 1994; (iv) BNR's Annual Report on Form 10-K for 1992, and Form 10-KSB for 1993 and quarterly reports on Forms 10-Q for the quarters ended March 31, June 30, and September 30, 1993; (v) BNR's Federal Reserve Forms FR-Y6 dated as of December 31, 1992, and 1993; (vi) BNR's income tax returns for the year 1992; (vii) the Bank's CALL Reports for the quarters ended March 31, June 30, September 30, and December 31, 1992, and March 31, June 30, September 30, and December 31, 1993; (viii) the Bank's Uniform Bank Performance Reports for each quarter dated December 31, 1992, through December 31, 1993;
(ix) the Bank's unaudited financial statements for the period ended March 31, 1994; (x) the Bank's 1994 Budget; (xi) the Bank's capital plan for the years 1993 through 1998, dated January 17, 1994, under two scenarios (without and with acquistions); (xii) the Articles of Incorporation and By-Laws of BNR, and the Charter of the Bank; (xiii) various BNR and Bank management reports, unaudited financial statements, information, documents, and correspondence; and
(xiv) statistical and financial information for BNR and the Bank and for comparable companies derived from various statistical services, as well as certain publicly available information. In addition, Chaffe reviewed: (xv) Regions' audited financial statements for the years 1987 through 1990, 1992, and 1993; (xvi) Regions' Proxy Statement for the Annual Stockholders Meeting held in 1988 through 1991, 1993, and 1994; (xvii) Regions' Annual Reports on Form 10-K for the years 1987 through 1990, 1992, and 1993, and quarterly reports on Form 10-Q for the quarters ended June 30 and September 30, 1993; (xviii) Regions' unaudited quarterly statements for the quarters ended March 31, 1988, through December 31, 1993; and (xix) statistical financial information for Regions and for comparable companies derived from various statistical services, as well as certain publicly available information and analysts' reports on Regions.

        In connection with rendering the Proxy Statement Opinion, Chaffe reviewed, in addition to the above, the following materials: (xx) the Agreement; (xxi) the Registration Statement of which this Proxy Statement/Prospectus is a part; (xxii) BNR's unaudited financial statements for the period ended June 30, 1994; (xxiii) BNR's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994; (xxiv) BNR's income tax return for the year 1993; (xxv) the Bank's CALL Report for the quarter ended March 31, 1994; (xxvi) the Bank's Uniform Bank Performance Report for March 31, 1994; (xxvii) the Bank's unaudited financial statements for the period ended June 30, 1994; (xxviii) various BNR and Bank reports, information, documents, and correspondence; (xxix) Regions' audited financial statements for 1991; (xxx) Regions' Proxy Statement for the Annual Stockholders Meeting held in 1992;
(xxxi) Regions' Annual Report on Form 10-K for the year 1991 and quarterly report on Form 10-Q for the quarter ended March 31, 1993; (xxxii) Regions' Registration Statement on Form S-3, dated June 21, 1994; and (xxxiii) additional statistical information for BNR and Regions and for comparable companies derived from various statistical services, as well as certain publicly available information and analysts' reports on Regions.

        ANALYSIS OF SELECTED FINANCIAL DATA. In prepartion of both the April 20, 1994 opinion and the Proxy Statement Opinion, Chaffe analyzed the historical performance of BNR and considered the current financial condition, operations, and prospects for BNR. Chaffe reviewed certain historical market information for BNR Common Stock and noted that no independent market exists for such shares. Chaffe analyzed information and data provided by the management of BNR concerning the loans, other real estate, securities portfolio, fixed assets, and operations of BNR, although Chaffe did not perform an independent review of BNR's assets or liabilities. Chaffe relied solely on BNR for information as to the adequacy of the loan loss reserve and the value of repossessed assets.

        At April 20, 1994, Chaffe noted strengths of BNR, including its consistent record of profitability ( with a return on assets in 1993 of 1.47% and a return on equity in 1993 of 13.11%), strong equity (with the ratio of tangible equity to total assets as of March 31, 1994, of 10.97%), and low non-performing assets (with the ratio of nonperforming assets to total assets as of the end of March 1994 of 0.95%). Chaffe also noted certain weaknesses of BNR, including its low non-interest-bearing deposits (constituting 7.78% of all deposits as of the end of March 1994) and a slightly high overhead expense (with the ratio of noninterest expenses to average assets of 3.51% in 1993).

        Also, Chaffe analyzed the historical performance of Regions and considered the current financial condition, operations, and prospects for Regions. At April 20, 1994, Chaffe noted that, as of March 31, 1994, the return on average assets annualized for 1994 was approximately 1.30% and the return on average equity, also annualized for 1994, was approximately 15.55%. Regions' ratio of tangible equity to total assets as of the end of March 1994 was 8.41%, and the ratio of nonperforming assets to total assets as of the end of March 1994 was 0.63%.












        ANALYSIS OF TRANSACTION. In connection with rendering its opinions, and preparing its various written and oral presentations to the BNR Board, Chaffe performed a variety of financial analyses. Chaffe compared certain financial and stock market data for peer groups of bank holding companies whose securities are publicly traded; reviewed the financial terms of business combinations in the commercial banking industry specifically and other industries generally; considered a number of valuation methodologies, including, among others, those that incorporate book value, deposit base premium, and capitalization of earnings; and performed such other studies and analyses as Chaffe deemed appropriate for purposes of its opinions. Chaffe's opinions were necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, the respective dates of its opinions.


        In its review, Chaffe relied, without independent verification, upon the accuracy and completeness of the historical and projected financial information and other information reviewed by it for purposes of its opinions. Chaffe expressed no opinion on the tax consequences of the proposed transaction or the effect of any tax consequences on the value received by the holders of BNR Common Stock.


        The following is a summary of selected analyses performed by Chaffe in connection with the opinions. The summary set forth below does not purport to be a complete description of the analyses performed in this regard. Chaffe believes that the summary set forth below and Chaffe's analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, creates an incomplete view of the process underlying Chaffe's opinions.



        ANALYSIS OF SELECTED MERGER TRANSACTIONS. In connection with its April 20, 1994 opinion, Chaffe performed an analysis of premiums paid for selected banks with comparable characteristics to BNR. Comparable transactions were considered to be transactions in the United States for the period January 1, 1993, through March 28, 1994, in which the seller had total assets of between $50 million and $500 million, a leverage ratio greater than 8.0%, a return on average assets greater than 0.50%, and nonperforming assets less than 2.0% of total assets. In addition, Chaffe performed an analysis of premiums paid for a similar group of selected banks, limited in geographic area to 17 states in the southern United States. Finally, Chaffe performed an analysis of premiums paid for substantially all Louisiana banks sold during the period January 1, 1993 through March 28, 1994. The Louisiana transactions considered in this analysis included, in addition to the Merger (Acquiror/Acquiree):
Premier Bancorp/Red River Valley Bank; Premier Bancorp/Heritage Financial Corp.; Premier Bancorp/National Bank of Commerce; Premier Bancorp/Alerion Corp.; First Alabama Bancshares/Guaranty Bancorp; Hibernia Corporation/First Continental Bank; Hibernia Corporation/First Bancorp of Louisiana; Hibernia Corporation/Bastrop National Bank; Hibernia Corporation/Commercial Bancshares, Inc.; First Bancorp of Louisiana/Southern National; First Commerce Corporation/First Acadiana National Bank; and Hancock Holding Company/First State B&T Company. With respect to each of these groups of transactions and the proposed merger, Chaffe compared the prices to be received by the stockholders of each institution being acquired as a multiple of its tangible equity, its earnings per share for the four quarters prior to such a transaction, its premium over tangible equity to core deposits, and its total assets. The following table summarizes certain results of this analysis:

                             REGIONS/     U.S.        SOUTHERN     LOUISIANA
                               BNR     PEER GROUP    PEER GROUP    PEER GROUP
                               ---     ----------    ----------    ----------
                                        (Dollars in thousands)

Seller Total Assets
  - Mean                               $154,327       $143,555     $198,756
  - Median                  $142,440    114,040        102,799      173,316

Seller Tangible Equity         10.97%      9.68%           9.37%        9.72%
Seller YTD ROAA*                1.30       1.39           1.34         1.38
Seller YTD ROAE*               11.79      13.16          13.17        16.69
Seller NPA/Assets               1.22       0.77           0.59         1.44

Price/Tangible Equity         166.00     168.57         179.22       169.15
Price/4-Quarter EPS            14.10x     13.82x         14.04x       12.07x
Price-Tangible Equity/Core
  Deposits                      9.43       9.05           9.56         9.56
Price/Assets                   18.25      17.17          17.70        16.38



___________________________
        *BNR earnings for the four quarters ended March 31, 1994, net of FASB 109 adjustment.











        In connection with the Proxy Statement Opinion, Chaffe performed an additional analysis of premiums paid for selected banks with comparable characteristics to BNR. Each of the above described peer groups was updated through July 21, 1994. Additional Louisiana transactions considered in this analysis included (Acquiror/Acquiree): First Commerce Corporation/Lakeside Bancshares, Inc.; First Commerce Corporation/First Bancshares, Inc.; Hibernia Corporation/Pioneer Bancshares; Regions Financial Corporation/American Bancshares, Inc.; Deposit Guaranty/LBO Bancorp, Inc.; First Commerce Corporation/City Bancorp, Inc.; Iberville Trust & Savings Bank/Bayoulands Financial Corporation; and Hancock Holding Company/Washington Bancorp. With respect to each of these groups of transactions and the proposed merger, Chaffe compared the prices to be received by stockholders of each institution being acquired in the same manner as described above, and found results substantially similiar to those shown above, with the exception of the Louisiana transactions. The Louisiana peer group showed the following median pricing multiples: Price-to-tangible equity - 186.47%; price-to-earnings per share for the four quarters prior to such a transaction - 13.07%; price-to-premium over tangible equity divided by core deposits - 10.73%; and price-to-assets - 17.32%.

        Conclusions based on these analyses are not mathematical. Accordingly, an analysis of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies, as well as other factors that affect the public trading value or the acquisition value of the companies to which BNR is being compared.

        Discounted Cash Flow Analysis. Using discounted cash flow ("DCF") analysis, Chaffe estimated the present value of the future stream of after-tax cash flows that BNR could produce through 1999, under various circumstances, assuming that BNR performed in accordance with the capital plans prepared by management. Chaffe estimated the terminal value for BNR under various assumptions and then discounted the cash flow streams and terminal value as appropriate, using differing discount rates (ranging from 8.3% to 12.5%), chosen to reflect different assumptions regarding the required rates of return of BNR and the inherent risks surrounding the capital plans. Additional DCF analyses were performed at the time of the Proxy Statement Opinion, using similar methodology and discount rates to the previously described DCF analysis, and found substantial similar results to those previously found.

         CERTAIN LIMITATIONS. In arriving at its fairness opinion, Chaffe considered the analyses outlined above. Chaffe did not rely on any single analysis, but relied on a combination of factors derived from all of the analytical procedures employed. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The summary set forth above does not purport to be a complete description of Chaffe's analyses. Chaffe believes that the summary set forth above and Chaffe's analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, creates an incomplete view of the process underlying Chaffe's opinions.



         The analyses performed by Chaffe are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses do not purport to be appraisals or necessarily reflect the prices at which businesses actually may be sold. Furthermore, Chaffe may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Chaffe's view of the actual value of either BNR or Regions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.



         COMPENSATION. Prior to its retention in July 1993 to act as BNR's financial advisor, Chaffe had provided no services to BNR. Chaffe has not provided any services to Regions. Neither Chaffe nor any of its officers or employees has any interest in BNR Common Stock or Regions Common Stock.


         BNR has paid Chaffe approximately $150,000 in fees for its services since July 6, 1993, including its services in rendering the Proxy Statement Opinion. The fees received by Chaffe in connection with its services to BNR were not dependent or contingent upon the occurrence or lack thereof of any transaction.

EFFECTIVE DATE OF THE MERGER


         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Date will occur on the date and at the time that the Delaware Certificate of Merger and the Louisiana Certificate of Merger relating to the Merger are filed and declared effective with, respectively, the Delaware Secretary of State and the Louisiana Secretary of State. Unless otherwise agreed upon by Regions and BNR, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Date to occur on the last business day of the month in which the last of the following events occurs: (i) the effective date (including the expiration of any applicable waiting period) of the last federal or state regulatory approval required for the Merger and (ii) the date on which the Agreement is approved by the requisite vote of BNR stockholders; or such later date within 30 days thereof as specified by Regions.


         No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. Regions and BNR anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the third quarter of 1994. However, delays in the consummation of the Merger could occur.

         The Board of Directors of either Regions or BNR generally may terminate the Agreement if the Merger is not consummated by March 31, 1995, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See " -- Conditions to Consummation of the Merger" and " -- Waiver, Amendment, and Termination of the Agreement."

DISTRIBUTION OF REGIONS STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         Promptly after the Effective Date, Regions will cause the Exchange Agent to mail to the former stockholders of BNR a form letter of transmittal, together with instructions for the exchange of such stockholders' certificates representing shares of BNR Common Stock for certificates representing shares of Regions Common Stock.


         BNR STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE FORM LETTER OF TRANSMITTAL AND INSTRUCTIONS. Upon surrender to the Exchange Agent of certificates for BNR Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of BNR Common Stock surrendering such items, a certificate or certificates representing the number of shares of Regions Common Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share interest, without interest. After the Effective Date, to the extent permitted by law, BNR stockholders of record as of the Effective Date will be entitled to vote at any meeting of holders of Regions Common Stock the number of whole shares of Regions Common Stock into which their BNR Common Stock has been converted, regardless of whether such stockholders have surrendered their BNR Common Stock certificates. Whenever a dividend or other distribution is declared by Regions on the Regions Common Stock, the record date for which is at or after the Effective Date, the declaration shall include dividends or other distributions on all shares issuable pursuant to the Agreement, but no dividend or other distribution payable after the Effective Date with respect to Regions Common Stock will be paid to the holder of any unsurrendered BNR certificate until the holder duly surrenders such certificate. However, upon surrender of such BNR Common Stock certificate, both the Regions Common Stock certificate, together with all such undelivered dividends or other distributions (without interest), and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.


         After the Effective Date, there will be no transfers of shares of BNR Common Stock on BNR's stock transfer books. If certificates representing shares of BNR Common Stock are presented for transfer after the Effective Date, they will be canceled and exchanged for the shares of Regions Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Consummation of the Merger is subject to a number of conditions, including, but not limited to:


         (a) approval from the Federal Reserve and the Louisiana Commissioner, without any conditions or restrictions that, in the reasonable judgment of BNR's Board of Directors (as to approval conditioning or restricting the operations of BNR) or Regions' Board of Directors, would so materially adversely impact the economic or business benefits of the transactions contemplated by the Agreement as to render inadvisable the consummation of the Merger;


         (b) the approval by the required vote of the holders of BNR Common Stock represented at the Special Meeting;

         (c) the absence of any action by any court or governmental authority restraining or prohibiting the Merger;

         (d) the receipt of a satisfactory opinion of counsel that the Merger qualifies for federal income tax treatment as a reorganization under Section 368(a) of the Code and that the exchange of BNR Common Stock for Regions Common Stock will not give rise to recognition of gain or loss to BNR stockholders, except to the extent of any cash received; and

         (e) the approval for listing on the Nasdaq National Market of the shares of Regions Common Stock to be issued in the Merger.

         Consummation of the Merger also is subject to the satisfaction or waiver of various other conditions specified in the Agreement, including, among others: (i) the delivery by Regions and BNR of opinions of their respective counsel and certificates executed by their respective chief executive officers and chief financial officers as to compliance with the Agreement and (ii) as of the Effective Date, the accuracy of certain representations and warranties and the compliance in all material respects with the agreements and covenants of each party.



REGULATORY APPROVALS

         The Merger may not proceed in the absence of receipt of the requisite regulatory approvals. Applications for the approvals described below have been submitted to the appropriate regulatory agencies, and each of such agencies has approved the Merger without the imposition of a condition as described above under "--Conditions to Consummation of the Merger."


         Regions and BNR are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.


         The Merger requires the prior approval of the Federal Reserve, pursuant to Section 3 of the BHC Act. In granting its approval under
Section 3 of the BHC Act, the Federal Reserve considered, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be to lessen substantially the competition or to tend to create a monopoly, or if it would be a restraint of trade in any other manner, unless the Federal Reserve finds that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Under the BHC Act, the Merger may not be consummated until the 30th day following the date of Federal Reserve approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the Federal Reserve's approval, unless a court specifically orders otherwise.



         The Merger also is subject to the approval of the Louisiana Commissioner. In its evaluation, the Louisiana Commissioner considered factors similar to those applied by the Federal Reserve.

WAIVER, AMENDMENT, AND TERMINATION OF THE AGREEMENT

         Prior to the Effective Date, and to the extent permitted by law, any provision of the Agreement generally may be (i) waived by the party benefitted by the provision or (ii) amended by a written agreement between Regions and BNR approved by their respective Boards of Directors; provided, however, that after approval by the BNR stockholders, no amendment decreasing the consideration to be received by BNR stockholders may be made without the further approval of such stockholders.

         The Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Date, either before or after approval by BNR stockholders, under certain circumstances, including:


         (a) by the Board of Directors of either party upon final denial of any required regulatory approval, or by the Board of Directors of Regions if any required regulatory approval is conditioned or restricted in the manner described above under " -- Conditions to Consummation of the Merger";


         (b) by the Board of Directors of either party, if the stockholders of BNR fail to vote their approval of the Agreement;

         (c)  by mutual agreement of the Boards of Directors of Regions and BNR;

         (d) by the Board of Directors of either party, in the event of a breach of any provision of the Agreement which meets certain standards specified in the Agreement; or

         (e) by the Board of Directors of either party if the Merger shall not have been consummated by March 31, 1995, but only if the failure to consummate the Merger by such date has not been caused by the terminating party's breach of the Agreement.

         If the Agreement is terminated, the parties will have no further obligations, except with respect to certain provisions, including those providing for payment of expenses and restricting disclosure of confidential information. Further, termination will not relieve the parties from the consequences of any uncured willful and knowing breach of the Agreement giving rise to such termination.

CONDUCT OF BUSINESS PENDING THE MERGER


         BNR generally has agreed, unless the prior consent of Regions is obtained, and except as otherwise contemplated by the Agreement, to operate its business only in the ordinary course, preserve intact its business organizations and assets, and maintain its rights and franchises. Regions has agreed to continue to conduct its business in a manner designed in its reasonable judgment to enhance the long-term value of Regions Common Stock, to enhance the business prospects of Regions and its subsidiaries, and to the extent consistent therewith, to preserve intact the core businesses and goodwill of Regions. Each of BNR and Regions has agreed not to take any action that would affect, adversely and materially, the ability of either party to perform its covenants and agreements under the Agreement or to obtain any consent or approval required for the consummation of the transactions contemplated by the Agreement. In addition, the Agreement contains certain other restrictions applicable to the conduct of the business of either BNR or Regions prior to consummation of the Merger, as described below.



         BNR. BNR has agreed not to take certain action relating to the operation of its business pending consummation of the Merger without the prior approval of Regions. Those actions generally include, without limitation: (i) amending its articles of incorporation or bylaws; (ii) incurring, or permitting any of its subsidiaries to incur, any additional debt or other obligation for borrowed money in excess of an aggregate of $150,000 (except in the ordinary course of business consistent with past practices); (iii) acquiring or exchanging any shares of its capital stock or any securities convertible into such shares, or paying any distribution in respect of its capital stock, other than dividends at generally the 1993 annualized rate; (iv) issuing, selling, or otherwise disposing of any additional shares of BNR capital stock or of capital stock of any BNR company, any rights to acquire any such stock, or any security convertible into such stock (except as set forth in the Agreement or pursuant to the exercise of outstanding stock options); (v) adjusting or reclassifying any capital stock ; (vi) acquiring direct or indirect control over any other entity; (vii) granting any increase in compensation or benefits to employees or officers of any BNR company (except as disclosed to Regions or as required by law), paying any bonus (except as disclosed to Regions or in accordance with any existing program or plan), entering into or amending any severance agreements with officers (except as disclosed to Regions), or granting any increase in compensation or other benefits to directors of any BNR company;
(viii) entering into or amending any employment contract between any BNR company and any person that it does not have the unconditional right to terminate (except as disclosed to Regions and except for any amendment required by law); (ix) adopting any new employee benefit plan or program of any BNR company or materially changing any existing plan or program of any BNR company (except as disclosed to Regions and except for any change required by law or advisable to maintain the tax qualified status of any such plan); (x) making any significant change in any tax or accounting methods or systems of internal accounting controls (except in conformity to changes in tax laws or generally accepted accounting principles ("GAAP")); (xi) commencing any material litigation (except in accordance with past practices) or settling any litigation for an amount in excess of $100,000 or imposing material restrictions on the operations of any BNR company; or (xii) modifying or terminating any material contract.

         In addition, BNR has agreed not to solicit, directly or indirectly, any acquisition proposal from any other person or entity. BNR also has agreed not to negotiate with respect to any such proposal, provide nonpublic information to any party making such a proposal, or enter into any agreement with respect to any such proposal, except in compliance with the fiduciary obligations of its Board of Directors. In addition, BNR has agreed to use reasonable efforts to cause its advisors and other representatives not to engage in any of the foregoing activities.


         REGIONS. The Agreement prohibits Regions, prior to the earlier of the Effective Date and the termination of the Agreement, from taking any action that would materially adversely affect the ability of either party to obtain the requisite governmental approvals or to perform its covenants and agreements under the Agreement. Regions has further agreed not to acquire or enter any agreement to acquire any bank or other financial institution having its principal business location in Pointe Coupee Parish, Louisiana before the consummation of the Merger. Regions has agreed not to amend its Certificate of Incorporation or By-laws in any manner which is adverse to and discriminates against holders of BNR Common Stock.


MANAGEMENT FOLLOWING THE MERGER

         Consummation of the Merger will not alter the present officers and directors of Regions. Information concerning the management of Regions is included in the documents incorporated herein by reference. See "Documents Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER


         INDEMNIFICATION AND ADVANCEMENT OF EXPENSES. The Agreement provides that Regions will, and will cause the Bank to, maintain all rights of indemnification and advancement of expenses existing in favor of each person entitled to indemnification from BNR or any of its subsidiaries on terms no less favorable than the rights provided in the Articles of Incorporation or Bylaws of BNR or its subsidiaries, as the case may be, or the rights otherwise in effect on the date of the Agreement and that such rights will continue in full force and effect for ten years from the Effective Date with respect to matters occurring at or prior to the Effective Date. In addition, the Agreement further provides that, for a period of one year after the Effective Date, Regions shall use its reasonable efforts to maintain in effect BNR's existing directors' and officers' liability insurance policy (or comparable policies) with respect to claims arising from facts or events which occurred prior to the Effective Date and covering persons who are currently covered by such insurance; provided that Regions shall not be obligated to make premium payments for such one-year period in respect of such policy which exceed 150% of the annual premium payment for the prior fiscal year.



         The Agreement further provides that Regions will indemnify and hold harmless BNR and each of its directors and officers against any losses, claims, damages, or liabilities arising out of or based upon an untrue statement or alleged untrue statement of material fact contained in this Proxy Statement/Prospectus or arising out of or based upon the omission or alleged omission to state herein a material fact required to be stated herein or necessary to make the statements herein not misleading and will reimburse each such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Regions will not be liable in any such case to the extent that any such loss, claim, damage, or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Proxy Statement/Prospectus in reliance upon and in conformity with information furnished to Regions by any indemnified person.


         EMPLOYEE BENEFITS. The Agreement also provides that, after the Effective Date, Regions will provide generally to officers and employees of BNR and its subsidiaries who become officers or employees of Regions or its subsidiaries, employee benefits under employee benefit plans (other than stock option plans) on terms and conditions that, taken as a whole, are substantially similar to those currently provided by Regions and its subsidiaries to their similarly situated officers and employees. For purposes of participation and vesting (but not benefit accrual) under such employee benefit plans, service with BNR or its subsidiaries prior to the Effective Date will be treated as service with Regions or its subsidiaries. The Agreement further provides that Regions will cause BNR to honor all employment, severance, consulting, and other compensation contracts disclosed to Regions between BNR or its subsidiaries and any current or former director, officer, or employee, and all provisions for vested amounts earned or accrued through the Effective Date under BNR's benefit plans.

         DIRECTORS' DEFERRED COMPENSATION AGREEMENTS. The Bank maintains a deferred compensation plan for its directors (the "Plan"). Under the Plan, each participating director may elect to defer receipt of Board fees. The total amount of this deferred compensation is an unfunded liability of the Bank, and interest accrues on this amount during each year at a rate equal to the Bank's "Annual Asset Earnings Rate," defined to mean the Bank's annual total interest income divided by its average earnings assets, adjusted annually. All current directors of the Bank are participants in the Plan and have entered into deferred compensation agreements with the Bank to evidence such participation. In general, the Plan is intended to permit each participant to receive his or her deferred benefits following retirement payable over 15 years. The benefits may become payable before retirement under certain circumstances, including if the participant dies or ceases to be a director. The amount of these payments is determined generally by the length of participation in the Plan, the aggregate amount deferred by the participant, and the rate of interest.

         The deferred compensation agreement of each participant provides that, if the participant resigns or is removed as a director of the Bank, or not nominated for re-election, in each case for actions inimical to the Bank's interests, the agreement terminates. In that event, the participant is entitled to receive the value of his account, plus accrued interest to the date of payment in a lump sum. If a participant ceases to be a director before retirement for any other reason, other than death, the participant is entitled to be paid his accrued benefits in installments over the 15-year period following the date on which he or she ceases to be a director, or the participant may elect to defer receipt of such benefits until his or her planned retirement date.


        The deferred compensation agreements have special provisions that apply if a participant ceases to be a director of the Bank after the occurrence of a "Change in Control," as defined in the Plan. A Change in Control under the Plan is deemed to have occurred if a person, other than the Bank's Employee Stock Ownership Trust, becomes the beneficial owner of securities of the Bank having 25% or more of the total votes that may be cast in the election of directors. A Change in Control also is deemed to have occurred if, during any period of two consecutive years, individuals who constitute the Board of Directors of the Bank at the beginning of such period cease for any reason to constitute at least a majority of the Board, unless the election or the nomination for election by the Bank's stockholders of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period. The Merger will constitute a Change in Control under the Plan since, as a result of the Merger, Regions will acquire all (i.e., more than 25%) of the securities of the Bank entitled to vote in the election of directors. If a participant ceases to be a director of the Bank within 24 months following the occurrence of a Change in Control for any reason other than death or actions inimical to the Bank's interests, the participant is entitled under the Plan to receive the benefits such participant otherwise would be entitled to receive under such circumstances, but increased in amount by 50%. Furthermore, if the Plan as a whole is terminated following a Change in Control, the participants become entitled to receive a lump sum plan termination benefit in lieu of any other benefits payable under the Plan equal to the greater of the value of the participant's account at the date of termination increased in amount by 30% or a lump sum amount specified in such participant's agreement. With the exception of two participants whose account balances were less than $3,000, the participants' account balances range from approximately $21,186 to $114,224, and the lump sum amounts payable to such participants range from approximately $21,362 to $170,080. Accordingly, if within 24 months after the Merger a director ceases to be a director, other than as a result of death or for reasons inimical to the Bank, or if the Plan as a whole is terminated following the Merger, one or more current directors would become eligible to receive the additional benefits payable under the Plan in connection with a Change in Control.



         CHANGE OF CONTROL ARRANGEMENT. The Bank is party to a change of control compensation agreement with Mr. Greely, the President and Chief Executive Officer of BNR and the Bank. Mr. Greely became President and Chief Executive Officer effective September 10, 1993, and the purpose of the change of control agreement was to assure that, notwithstanding the occurrence of any change of control affecting BNR or the Bank, Mr. Greely would receive his monthly base salary for a period of at least two years beginning September 10, 1993. Accordingly, if Mr. Greely's employment with the Bank is terminated for any reason other than death or for cause (as defined in the change of control agreement), and he ceases to be paid monthly compensation at a rate equal to his monthly base salary of $7,083.33 by the Bank or its successors, he will be entitled to receive a lump sum payment equal to $170,000 reduced by the sum of $7,083.33 for each month after September 10, 1993, for which he shall have been paid his monthly base salary of $7,083.33. Under this agreement, a change of control includes (i) an acquisition of 35% or more of the combined voting power of BNR's outstanding stock by a person other than BNR or persons who are directors of BNR, (ii) the occurrence of any merger, consolidation, or reorganization to which BNR or the Bank is a party and is not the surviving entity, or (iii) the sale of all or substantially all of the assets of BNR or the Bank. Also, if Mr. Greely's base salary is reduced after the occurrence of a change in control but before September 10, 1995, Mr. Greely will be entitled to receive on September 10, 1995, an amount equal to the difference between the amount he is actually paid during that period, and the sum of $7,083.33 for each month elapsed during such period. The change of control agreement does not entitle Mr. Greely to receive any fringe benefits or directors fees following the termination of his employment.


         REGIONS STOCK OWNERSHIP. As of the Record Date, directors and executive officers of BNR owned no shares of Regions Common Stock.

DISSENTING STOCKHOLDERS

         GENERAL. Each BNR stockholder who objects to the Merger shall be entitled to the rights and remedies of dissenting stockholders provided in
Section 12:131 of the Louisiana Act, a copy of which is included as Appendix C to this Proxy Statement/Prospectus.


         STATUTORY REQUIREMENTS. The following is a summary of the steps to be taken by a BNR stockholder who is interested in perfecting such holder's dissenter's rights and should be read in conjunction with the full text of
Section 12:131 of the Louisiana Act. Each of the steps enumerated below must be taken in strict compliance with the applicable provisions of the statute in order for holders of BNR Common Stock to perfect their dissenters' rights. If the Merger is approved by 80% or more of the total voting power of BNR, then dissenters' rights of appraisal, in accordance with the Louisiana Act, will not be available.



        Any written objection, demand, or notice required by the Louisiana Act in connection with the exercise of dissenters' rights should be sent to BNR at 107 East Main Street, New Roads, Louisiana 70760, Attention: Charles Ray Smith, Corporate Secretary. It is recommended that all required documents to be delivered by mail be sent by registered or certified mail with return receipt requested.


         Any holder of BNR Common Stock who disapproves of or objects to the proposed Merger and who wishes to receive in cash the "fair value" of such shares (determined immediately before the Merger is consummated) may elect to do so by taking all of the following steps:

         (a) Such stockholder must file with BNR, prior to or at the Special Meeting, a written objection to the proposed Merger.


        (b) Such stockholder must vote such holder's shares of BNR Common Stock against the Merger. If the Merger is approved by the required vote, but by less than 80% of the total voting power, and the Merger authorized thereby is effected, BNR promptly thereafter shall give written notice thereof, by registered mail, to each stockholder who filed such written objection to, and voted such holder's shares against, the Merger, at such stockholder's last address on BNR's records.



        (c) Each such stockholder, within 20 days after the mailing of such notice to such holder, but not thereafter, must file with BNR a demand in writing for the fair cash value of such holder's shares of BNR Common Stock as of the day before such vote was taken, and such holder must state in such demand the value demanded, and a post office address to which the reply of BNR may be sent.



        (d) At the same time, such stockholder must deposit in escrow in a chartered bank or trust company located in Pointe Coupee Parish the certificates representing such holder's shares of BNR Common Stock, duly endorsed and transferred to BNR upon the sole condition that such certificates shall be delivered to BNR upon payment of the value of the shares determined in accordance with the provisions of Section 12:131 of the Louisiana Act.

          (e) With the demand, the stockholder must deliver to BNR the written acknowledgment of such bank or trust company that it so holds such holder's certificates of BNR Common Stock.



        Unless the objection, demand, and acknowledgment are made and delivered by the stockholder within the required time period, such holder conclusively shall be presumed to have acquiesced in the Merger. If BNR does not agree to the value so stated and demanded, or does not agree that a payment is due, within 20 days after receipt of such demand and acknowledgment, it shall notify the stockholder in writing, at the designated post office address, of its disagreement and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied stockholder, the value demanded.



         In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions described above, the dissatisfied stockholder, within 60 days after receipt of notice in writing of BNR's disagreement, but not thereafter, may file suit against BNR, or the merged or consolidated corporation, as the case may be, in the district court of Pointe Coupee Parish, praying the court to fix and decree the fair cash value of the dissatisfied stockholder's shares of BNR Common Stock as of the day before such corporate action complained of was taken, and the court, on such evidence as may be adduced in relation thereto, shall determine summarily whether any payment is due and, if so, such cash value and render judgment accordingly. Any stockholder entitled to file such suit, within such 60-day period, but not thereafter, may intervene as a plaintiff in such suit filed by another stockholder and recover therein judgment against BNR for the fair cash value of such holder's shares of BNR Common Stock. Failure of the stockholder to bring suit, or to intervene in such a suit, within 60 days after receipt of notice of disagreement by BNR conclusively shall bind the stockholder (i) by BNR's statement that no payment is due or (ii) if BNR does not contend that no payment is due, to accept the value of such holder's shares of BNR Common Stock as fixed by BNR in its notice of disagreement.



        Any stockholder who fails to take each of the required actions outlined above in a timely manner will not be entitled to exercise the rights of a dissenting stockholder. Any stockholder who timely takes each of the required actions outlined above thereafter shall retain all rights of a stockholder, except the right to receive shares of Regions Common Stock, until those rights are modified by the effectuation of the proposed Merger.


         A stockholder, upon filing a demand for the value of such holder's shares, shall cease to have any of the rights of a stockholder, except the rights accorded by Section 12:131 of the Louisiana Act. Such a demand may be withdrawn by the stockholder at any time before BNR gives notice of disagreement, as provided by the Louisiana Act. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of BNR. If a notice of election is withdrawn, or the Merger is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for such holder's shares of BNR Common Stock, or the stockholder shall otherwise lose such holder's dissenter's rights, such holder shall not have the right to receive payment for such holder's shares of BNR Common Stock, such holder's share certificates shall be returned (and, on such holder's request, new certificates shall be issued in exchange for the old ones endorsed to BNR), and such holder shall be reinstated to all rights as a stockholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of BNR, the fair value thereof in cash as determined by the BNR Board or, if the Merger shall have been consummated, the Regions Board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         THE FOLLOWING IS A SUMMARY OF CERTAIN ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES

NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

         A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service. Instead, Alston & Bird, special counsel to Regions, has rendered an opinion to Regions and BNR concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that:

         (a) Provided the Merger qualifies as a statutory merger under the Delaware GCL and the Louisiana Act, the Merger will be a reorganization within the meaning of Section 368(a)(1)(A). BNR and Regions will each be "a party to a reorganization" within the meaning of Section 368(b).

         (b) BNR will recognize no gain or loss upon the transfer of its assets to Regions in exchange solely for Regions Common Stock and the assumption by Regions of the liabilities of BNR.

         (c) No gain or loss will be recognized by Regions on receipt of BNR's assets in exchange for Regions Common Stock.

         (d) The basis of BNR's assets in the hands of Regions will, in each case, be the same as the basis of those assets in the hands of BNR immediately prior to the transaction.

         (e) The holding period of the assets of BNR in the hands of Regions will, in each case, include the period during which such assets were held by BNR.

         (f) The stockholders of BNR will recognize no gain or loss upon the exchange of their BNR Common Stock solely for shares of Regions Common Stock.

         (g) The basis of the Regions Common Stock received by the BNR stockholders in the proposed transaction will, in each instance, be the same as the basis of the BNR Common Stock surrendered in exchange therefor.

         (h) The holding period of the Regions Common Stock received by the BNR stockholders will, in each instance, include the period during which the BNR Common Stock surrendered in exchange therefor was held, provided that the BNR Common Stock was held as a capital asset on the date of the exchange.

         (i) The payment of cash to BNR stockholders in lieu of fractional share interests of Regions Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by Regions. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a).

         (j) Where solely cash is received by a BNR stockholder in exchange for his BNR Common Stock pursuant to the exercise of dissenters' rights, such cash will be treated as having been received in redemption of his BNR Common Stock, subject to the provisions and limitations of Section 302.

         THE TAX OPINION DOES NOT ADDRESS ANY STATE, LOCAL, OR OTHER TAX CONSEQUENCES OF THE MERGER. BNR

STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE PROPOSED TRANSACTION TO THEM INDIVIDUALLY, INCLUDING TAX CONSEQUENCES UNDER STATE OR LOCAL LAW.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a "pooling of interests," as that term is used pursuant to GAAP, for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, assets, liabilities, and equity of the acquired company are carried forward to the combined entity at their historical amounts. See "Summary -- Comparative Per Share Data."


EXPENSES AND FEES

         The Agreement provides, in general, that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that Regions will bear and pay the filing fees and printing costs in connection with this Proxy Statement/Prospectus.


RESALES OF REGIONS COMMON STOCK


         The Regions Common Stock to be issued to BNR stockholders in the Merger has been registered under the Securities Act, but that registration does not cover resales of those shares by persons who control, are controlled by, or are under common control with, BNR (such persons are referred to hereinafter as "affiliates" and generally include executive officers, directors, and 10% stockholders) at the time of the Special Meeting. Affiliates may not sell shares of Regions Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act or in compliance with SEC Rule 145 or another applicable exemption from the Securities Act registration requirements.


         Each person whom BNR reasonably believes to be an affiliate of BNR has delivered to Regions a written agreement providing that such person generally will not sell, pledge, transfer, or otherwise dispose of any Regions Common Stock to be received by such person upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations of the SEC promulgated thereunder.


                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         As a result of the Merger, holders of BNR Common Stock will be exchanging their shares of a Louisiana corporation governed by the Louisiana Act and BNR's Articles of Incorporation, as amended (the "Articles"), and Bylaws, for shares of Regions, a Delaware corporation governed by the Delaware GCL and Regions' Certificate of Incorporation (the "Certificate") and Bylaws. Certain significant differences exist between the rights of BNR stockholders and those of Regions stockholders. Certain differences identified by BNR and Regions are summarized below. In particular, Regions' Certificate and Bylaws contain several provisions that may be deemed to have an antitakeover effect in that they could impede or prevent an acquisition of Regions unless the potential acquirer has obtained the approval of Regions' Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the Louisiana Act and the Delaware GCL as well as to Regions' Certificate and Bylaws and BNR's Articles and Bylaws.

ANTITAKEOVER PROVISIONS GENERALLY

         The provisions of Regions' Certificate and Bylaws described below under the headings, "Authorized Capital Stock," "Amendment of Certificate of Incorporation and Bylaws," "Classified Board of Directors and Absence of Cumulative Voting," "Removal of Directors," "Director Exculpation," "Special Meetings of Stockholders," "Actions by Stockholders Without a Meeting," "Stockholder Nominations and Proposals," and "Mergers, Consolidations, and Sales of Assets Generally," and the provisions of the Delaware GCL described under the heading "Business Combinations With Certain Persons," are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist Regions' Board of Directors in playing a role in connection with attempts to acquire control of Regions, so that the Board can further and protect the interests of Regions and its stockholders as appropriate under the circumstances, including, if the Board determines that a sale of control is in their best interests, by enhancing the Board's ability to maximize the value to be received by the stockholders upon such a sale.

         Although Regions' management believes the Protective Provisions are, therefore, beneficial to Regions' stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, Regions' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, Regions may be able to avoid those expenditures of time and money.


         The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Regions Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Regions Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Regions through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Regions' stockholders to replace the Board of Directors or management, even if a majority of the stockholders believes such replacement is in the best interests of Regions. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.


AUTHORIZED CAPITAL STOCK

         REGIONS. The Certificate authorizes the issuance of up to 120,000,000 shares of Regions Common Stock, of which 42,538,946 shares were issued, including 1,474,579 treasury shares as of March 31, 1994. Regions' Board of Directors may authorize the issuance of additional authorized shares of Regions Common Stock without further action by Regions' stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which Regions' capital stock may be listed.

         The authority to issue additional shares of Regions Common Stock provides Regions with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of Regions Common Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of Regions. In addition, the sale of a substantial number of shares of Regions Common Stock to persons who have an understanding with Regions concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Regions Common Stock (or the right to receive Regions Common Stock) to Regions stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Regions.

         BNR. BNR's authorized capital stock consists of 5,000,000 shares of BNR Common Stock, of which

337,500 shares were issued, including 11,282 treasury shares, as of March 31, 1994. Under the Louisiana Act, the BNR Board may issue additional authorized shares of BNR Common Stock without further action of the BNR stockholders. The Louisiana Act provides that stockholders will have only such preemptive rights to purchase or subscribe to any unissued authorized shares or any option or warrant for the purchase thereof as may be provided in the articles of incorporation. The BNR Articles do not grant any preemptive rights to the BNR stockholders.


AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION AND BYLAWS

         REGIONS. The Delaware GCL generally provides that the approval of a corporation's board of directors and the affirmative vote of a majority of (i) all shares entitled to vote thereon and (ii) the shares of each class of stock entitled to vote thereon as a class, is required to amend a corporation's certificate of incorporation, unless the certificate specifies a greater voting requirement. The Certificate states that its provisions regarding authorized capital stock, election, classification, and removal of directors, the approval required for certain business combinations, meetings of stockholders, and amendment of the Certificate and Bylaws may be amended or repealed only by the affirmative vote of the holders of at least 75% of the outstanding shares of Regions voting stock, voting together as a single class.

         The Certificate also provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws. Any action taken by the stockholders with respect to adopting, amending, or repealing any Bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the voting power of Regions' voting stock.


         BNR. The Louisiana Act generally provides that a Louisiana corporation's articles of incorporation may be amended by the affirmative vote of at least two-thirds of the voting power present, or by such larger or smaller percentage of the voting power present, but not less than a majority, as the articles of incorporation require. The BNR Articles provide that those provisions of the BNR Articles that pertain to (i) the election, classification, and removal of directors, (ii) the approval required for certain business combinations, and (iii) the amendment of the BNR Articles, may be amended or repealed only by the affirmative vote of the holders of 75% of the total voting power of BNR. All other provisions of the BNR Articles, including those pertaining to authorized capital stock and meetings of stockholders, may be amended, altered, changed, or repealed by the affirmative vote of a majority of the voting power present. The BNR Articles and Bylaws also provide that the BNR Board may adopt, amend, or repeal the BNR Bylaws, and the BNR stockholders may adopt, amend, or repeal any Bylaws by the affirmative vote of the holders of 75% of the total voting power of BNR's voting stock.


CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

         REGIONS. The Certificate provides that Regions' Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

         The effect of Regions' having a classified Board of Directors is that only approximately one-third of the members of the Board is elected each year, which effectively requires two annual meetings for Regions' stockholders to change a majority of the members of the Board.

         Pursuant to the Certificate, each stockholder generally is entitled to one vote for each share of Regions stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors.

Without cumulative voting, the holders of more than 50% of the shares of Regions Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining Regions Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of Regions Common Stock to obtain representation on Regions' Board of Directors.


         BNR. The BNR Articles and Bylaws state that BNR's Board shall be divided into three classes as nearly equal in number as possible, with the directors in each class to serve three-year terms of office.

         The BNR Bylaws also state that each stockholder of BNR is entitled to one vote for each share of BNR stock held. The Louisiana Act states that the articles of incorporation may provide for cumulative voting, but the BNR Articles do not provide for cumulative voting.

REMOVAL OF DIRECTORS


         REGIONS. Under the Certificate, any director or the entire Board of Directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of Regions' voting stock.



         BNR. Pursuant to BNR's Articles, any director may be removed, at any special meeting called for that purpose, only for cause and only by the affirmative vote of 75% or more of the voting power of BNR.


LIMITATIONS ON DIRECTOR LIABILITY

         REGIONS. The Certificate provides that a director of Regions will have no personal liability to Regions or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) the payment of certain unlawful dividends and the making of certain unlawful stock purchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.


         Although this provision does not affect the availability of injunctive or other equitable relief as a remedy for a breach of duty by a director, it does limit the remedies available to a stockholder who has a valid claim that a director acted in violation of such director's duties, if the action is among those as to which liability is limited. This provision may reduce the likelihood of stockholder derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duties, even though such action, if successful, might have benefitted Regions and its stockholders. The SEC has taken the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws.


         BNR. The BNR Articles provide that a director of BNR will not have personal liability to BNR or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability resulting from (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful distribution of the corporation's assets to, or redemption or repurchase of the corporation's shares from, stockholders of BNR, under and to the extent provided in the Louisiana Act, or (iv) any transaction in which the director derived an improper personal benefit.


INDEMNIFICATION

         REGIONS. The Certificate provides that Regions will indemnify its officers, directors, employees, and agents to the full extent permitted by the Delaware GCL. Under Section 145 of the Delaware GCL as currently in effect, other than in actions brought by or in the right of Regions, such indemnification would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions and, with respect to any criminal proceeding, if such person had no reasonable cause to believe that the conduct was unlawful. In actions brought by or in the right of Regions, such indemnification probably would be limited to reasonable expenses (including attorneys' fees) and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Regions, except that no indemnification may be made with respect to any matter as to which such person is adjudged liable to Regions, unless, and only to the extent that, the court determines upon application that, in view of all the circumstances of the case, the proposed indemnitee is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. To the extent that any director, officer, employee, or agent of Regions has been successful on the merits or otherwise in defense of any action, suit, or proceeding, as discussed herein, whether civil, criminal, administrative, or investigative, such person must be indemnified against reasonable expenses incurred by such person in connection therewith.



         BNR. The BNR Articles and Bylaws provide that BNR shall indemnify the officers and directors of the Bank, and may indemnify the employees and agents of BNR or the Bank, to the full extent permitted by Section 12:83 of the Louisiana Act. The provisions of the Louisiana Act permit more extensive indemnification than that provided under the Delaware GCL and provides that the indemnification and advancement of expenses provisions under the Louisiana Act are not exclusive of any other rights to which the person receiving indemnification or advancement of expenses is entitled under, among other things, any bylaws of the corporation; provided that no such other indemnification measure shall permit indemnification of any person for the results of such person's willful or intentional misconduct.


SPECIAL MEETINGS OF STOCKHOLDERS


         REGIONS. Regions' Certificate and Bylaws provide that such meetings may be called at any time, but only by the chief executive officer, the secretary, or the Board of Directors of Regions. Regions stockholders do not have the right to call a special meeting or to require that Regions' Board of Directors call such a meeting. This provision, combined with other provisions of the Certificate and the restriction on the removal of directors, would prevent a substantial stockholder from compelling stockholder consideration of any proposal (such as a proposal for a business combination) over the opposition of Regions' Board of Directors by calling a special meeting of stockholders at which such stockholder could replace the entire Board with nominees who were in favor of such proposal.



         BNR. Under BNR's Bylaws, special meetings of the stockholders, for any purpose or purposes, may be called by the president, Board of Directors, or the holders of not less than one-third of all shares of BNR voting stock.


ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

         REGIONS. The Certificate provides that any action required or permitted to be taken by Regions stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual or special meeting called by the Board of Directors, even if a majority of the stockholders were in favor of such action.

         BNR. Under the Louisiana Act, any action which may be taken at a meeting of BNR's stockholders may be taken without a meeting if the written consent thereto is signed by all of the stockholders entitled to vote thereon.

STOCKHOLDER NOMINATIONS AND PROPOSALS


         REGIONS. Regions' Certificate and Bylaws provide that any nomination by stockholders of individuals for election to the Board of Directors must be made by delivering written notice of such nomination (the "Nomination Notice") to the secretary of Regions not less than 14 days nor more than 50 days before any meeting of the stockholders called for the election of directors; provided, however, that if less than 21 days' notice of the meeting is given to stockholders, the Nomination Notice must be delivered to the secretary of Regions not later than the seventh day following the day on which notice of the meeting was mailed to stockholders. The Nomination Notice must set forth certain background information about the persons to be nominated, including information concerning (i) the name, age, business, and, if known, residential address of each nominee, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of Regions capital stock beneficially owned by each such nominee. The Board of Directors is not required to nominate in the annual proxy statement any person so proposed; however, compliance with this procedure would permit a stockholder to nominate the individual at the stockholders' meeting, and any stockholder may vote such holder's shares in person or by proxy for any individual such holder desires.


         BNR. Neither the Louisiana Act nor the BNR Articles or Bylaws set forth any provisions expressly forbidding or permitting a stockholder to submit a proposal for consideration at a stockholders' meeting or to nominate any person for election as a director or any procedure for stockholder nominations and proposals.

BUSINESS COMBINATIONS WITH CERTAIN PERSONS

         REGIONS. Section 203 of the Delaware GCL ("Section 203") places certain restrictions on "business combinations" (as defined in Section 203 to include, generally, mergers, sales and leases of assets, issuances of securities, and similar transactions) by Delaware corporations with an "interested stockholder" (as defined in Section 203 to include, generally, the beneficial owner of 15% or more of the corporation's outstanding voting stock).
Section 203 generally applies to Delaware corporations, such as Regions, that have a class of voting stock listed on a national securities exchange, authorized for quotation on an interdealer quotations system of a registered national securities association, or held of record by more than 2,000 stockholders, unless the corporation expressly elects in its certificate of incorporation or bylaws not to be governed by Section 203.


         Regions has not specifically elected to avoid the application of
Section 203. As a result, Section 203 generally would prohibit a business combination by Regions or a subsidiary with an interested stockholder within three years after the person or entity becomes an interested stockholder, unless (i) prior to the time when the person or entity becomes an interested stockholder, Regions' Board of Directors approved either the business combination or the transaction pursuant to which such person or entity became an interested stockholder, (ii) upon consummation of the transaction in which the person or entity became an interested stockholder, the interested stockholder held at least 85% of the outstanding Regions voting stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) once the person or entity becomes an interested stockholder, the business combination is approved by Regions' Board of Directors and by the holders of at least two-thirds of the outstanding Regions voting stock, excluding shares owned by the interested stockholder.

         BNR. Sections 12:132-134 of the Louisiana Act (the "Fair Price Provisions") place restrictions on "business combinations" (as defined in
Section 12:132(4) of the Louisiana Act to include, generally, mergers, consolidations, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by certain Louisiana corporations (including BNR) with an "interested stockholder" (as defined in Section 12:132(9) of the Louisiana Act to include, generally, the beneficial owner of 10% or more of the voting power of the then outstanding voting stock). The Fair Price Provisions generally do not apply if the stockholders receive in the business combination consideration for their shares determined under a set of complex provisions, the effect of which can be to deter certain acquisitions of stock of a corporation that is subject to the Fair Price Provisions.

         A corporation is entitled under certain circumstances to elect not to be subject to the Fair Price Provisions of the Louisiana Act respecting business combinations. If such election is not made, and if Sections 12:132-134 of the Louisiana Act otherwise apply, Section 12:133 generally would prohibit a business combination by BNR with an interested stockholder unless the business combination is recommended by BNR's Board of Directors and approved by the affirmative vote of at least each of the following: (i) 80% of the votes entitled to be cast by outstanding shares of BNR voting stock voting together as a single voting group and (ii) 66 2/3% of the votes entitled to be cast by holders of BNR voting stock, other than voting stock held by the interested stockholder who is a party to the business combination with BNR, voting together as a single voting group. By resolution of its Board, BNR has elected not to have the provisions of Sections 12:132-134 apply to the proposed Merger and, accordingly, Section 133 does not apply to the Merger.


         Under Sections 12:135 through 140.2 of the Louisiana Act (the "Control Share Law"), a person who acquires shares in certain Louisiana corporations (including BNR) and as a result increases such person's voting power in the corporation to or above any of three threshold levels (i.e., 20%, 33 1/3%, and 50%), acquires the voting rights with respect to such shares only to the extent granted by a majority of the pre-existing, disinterested stockholders of the corporation. Certain acquisitions of shares are exempted from the provisions of the Control Share Law, including acquisitions pursuant to a merger, consolidation, or share exchange agreement to which the issuing public corporation is a party. Since Regions' acquisition of BNR Common Stock is to be made pursuant to a merger and BNR and Regions are parties to the Agreement with respect thereto, the Control Share Law does not apply to the Merger.

MERGERS, CONSOLIDATIONS, AND SALES OF ASSETS GENERALLY

         REGIONS. The Certificate generally requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Regions to effect (i) any merger or consolidation with or into any other corporation, or
(ii) any sale or lease of any substantial part of the assets of Regions to any party that beneficially owns 5.0% or more of the outstanding shares of Regions voting stock, unless the transaction was approved by Regions' Board of Directors before the other party became a 5.0% beneficial owner or is approved by 75% or more of the full Board after the party becomes such a 5.0% beneficial owner.


         BNR. Under BNR's Articles, the affirmative vote or consent of the holders of 75% or more of the total voting power of BNR is required to approve
(i) a merger or consolidation of BNR or the Bank, with or into any other corporation, (ii) any sale or lease of all or any substantial part of the assets of BNR or the Bank to any other corporation, person, or other entity, or (iii) any sale or lease to BNR or the Bank of any assets (except assets having an aggregate fair market value of an amount less than 5.0% of the consolidated stockholders' equity of BNR as reflected on its most recent year-end audited financial statements) in exchange for voting securities of BNR or the Bank (or securities convertible into such voting securities or options, warrants, or rights to purchase such voting securities or securities convertible into such voting securities), if such other corporation, person, or entity which is a party to such transaction, is the beneficial owner, directly or indirectly, of 5.0% or more of BNR's outstanding common stock. However, the foregoing 75% approval is not required (x) if BNR's Board of Directors approves a memorandum of understanding with the other party to the transaction before such party becomes a beneficial owner of more than 5.0% of the outstanding shares of BNR Common Stock, or such transaction is unanimously approved by the full Board at any time prior to the consummation of such transaction or (y) in any merger or consolidation of BNR with, or any sale or lease to BNR or the Bank of any assets of or sale or lease by BNR or the Bank of any of its assets to, any corporation of which a majority of the outstanding shares of stock entitled to vote in elections of directors is owned of record or beneficially by BNR. BNR's Board approved a memorandum of understanding with Regions at a time when
Regions did not have beneficial ownership of any shares of BNR Common Stock and has unanimously approved the Merger. Accordingly, this provision of the BNR Articles is not applicable to the Merger.

         For transactions to which the foregoing 75% approval is not required, certain other provisions of BNR's Articles and the Louisiana Act apply. The Louisiana Act generally requires the affirmative vote of at least two-thirds of the voting power present, or such larger or smaller vote, but not less than a majority, of the voting power present or the total voting power as the articles of incorporation may prescribe to effect (i) any merger or consolidation with or into any other corporation or (ii) any sale or lease of any substantial part of BNR's assets. The BNR Articles provide that a majority of BNR's voting power is sufficient to constitute corporate action, unless a higher vote is made mandatory by law or by another provision of the BNR Articles.


DISSENTERS' RIGHTS OF APPRAISAL

         REGIONS. The rights of appraisal of dissenting stockholders of Regions are governed by the Delaware GCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which Regions could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective date of the merger on a national securities exchange, quoted on the Nasdaq National Market, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through
(c) immediately above. Because Regions Common Stock is quoted on the Nasdaq National Market and is held of record by more than 2,000 stockholders, unless the exception described immediately above applies, holders of Regions Common Stock do not have dissenters' rights of appraisal.

         BNR. The rights of appraisal of dissenting stockholders under Louisiana law, while generally similar to those afforded under the Delaware GCL, differ in certain details. For a full description of the rights of dissenting stockholders under Louisiana law, see "Description of the Transaction -- Dissenting Stockholders."

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         REGIONS. The Delaware GCL provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

         BNR. The Louisiana Act provides that any stockholder (other than a business competitor) who has been a stockholder of record for at least 5.0% of the outstanding shares of any class of stock of the corporation for at least six months has the right to examine and inspect records and accounts of the corporation upon at least five days written notice, so long as there is a reasonable purpose. A business competitor who has held not less than 25% of all outstanding shares of a corporation for a period of six months also may exercise this right of inspection.

DIVIDENDS

         REGIONS. The Delaware GCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Regions are derived from its subsidiary depository institutions. There are various statutory limitations on the ability of Regions' subsidiary depository institutions to pay dividends to Regions. See "Supervision and Regulation -- Dividends."


         BNR. Pursuant to the Louisiana Act, the Board of BNR from time to time may declare dividends in cash, property, or its own shares out of surplus, except earned surplus reserved by the Board, unless BNR is insolvent or would thereby be made insolvent or the declaration or payment of the dividend would be contrary to any restrictions contained in the articles of incorporation. If the corporation has no surplus available for dividends, it may pay dividends out of its net profit for the then current or the preceding fiscal year or both. However, no dividend may be paid at a time when, either before or after the payment of the dividend, the corporation's liabilities exceed its assets or the net assets are less than the aggregate amount payable on liquidation upon the issued shares, if any, which have a preferential right to participate in the corporation's assets in the event of liquidation. No dividends may be paid in shares, other than treasury shares, except upon transfer to stated capital from capital surplus of (i) an amount not less than the aggregate par value of the issued par value shares and (ii) such amount as the board of directors of the corporation may determine in respect of issued shares without par value. No dividend payable in shares of any class shall be paid to stockholders of any other class, unless the articles of incorporation so permit or such payment is authorized by the holders of a majority of the shares of the class in which the payment is to be made. Substantially all of the funds available for the payment of dividends by BNR are derived from the Bank. There are various statutory limitations on the ability of the Bank to pay dividends to BNR.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

         Regions Common Stock is quoted on the Nasdaq National Market under the symbol "RGBK." BNR Common Stock is not traded in any established market. The following table sets forth, for the indicated periods, the high and low closing sale prices for Regions Common Stock as reported on the Nasdaq National Market, the high and low prices for BNR Common Stock and the cash dividends declared per share of Regions Common Stock and BNR Common Stock for the indicated periods. The stock prices and historical dividends for Regions have been adjusted to reflect a 10% stock dividend paid by Regions on April 1, 1993. The prices indicated for BNR are based on actual transactions in BNR Common Stock of which BNR management is aware; however, for the indicated period there has been only a very limited number of transactions and all such transactions have involved limited numbers of shares in BNR Common Stock in the indicated periods, and no assurance can be given that the indicated prices represent the actual market value of the BNR Common Stock.



                                                                     REGIONS                               BNR
                                                         PRICE RANGE      CASH DIVIDENDS       PRICE RANGE   CASH DIVIDENDS
                                                         -----------        DECLARED           -----------      DECLARED
                                                        HIGH       LOW      PER SHARE         HIGH      LOW     PER SHARE
                                                        ----       ---      ---------         ----      ---     ---------

1992
First Quarter   . . . . . . . . . . . . . . . . . .    $28.13     $23.75      $.2275         $20.00    $20.00     $  --
Second Quarter  . . . . . . . . . . . . . . . . . .     30.00      25.13       .2275          29.00     25.00        --
Third Quarter   . . . . . . . . . . . . . . . . . .     30.75      27.50       .2275          33.00     25.00        --
Fourth Quarter  . . . . . . . . . . . . . . . . . .     33.88      28.38       .2275          31.50     31.50      2.00
1993
First Quarter   . . . . . . . . . . . . . . . . . .     38.38      31.25         .26          40.00     37.00        --
Second Quarter  . . . . . . . . . . . . . . . . . .     38.25      30.25         .26          30.00     30.00        --
Third Quarter   . . . . . . . . . . . . . . . . . .     35.25      31.25         .26             --        --        --
Fourth Quarter  . . . . . . . . . . . . . . . . . .     35.00      29.63         .26          44.00     44.00      2.50
1994
First Quarter   . . . . . . . . . . . . . . . . . .     33.50      30.13         .30          44.00     44.00        --
Second Quarter  . . . . . . . . . . . . . . . . . .     36.13      30.50         .30          44.00     44.00        --
Third Quarter (through
July 21)        . . . . . . . . . . . . . . . . . .     36.50      34.63         .30          44.00     44.00        --



        On July 21, 1994, the last reported sale price of Regions Common
Stock as reported on the Nasdaq National Market, and the price of BNR
Common Stock in the last known transaction, which occurred in the fourth quarter of 1993, were $36.25 and $44.00, respectively. On March 16, 1994, the last business day prior to public announcement of the proposed Merger, the last reported sale price of Regions Common Stock as reported on the Nasdaq National Market, and the last known price of BNR Common Stock, were $32.00 and $44.00, respectively.


         The holders of Regions Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Regions has paid regular quarterly cash dividends since 1971. Although Regions currently intends to continue to pay quarterly cash dividends on the Regions Common Stock, there can be no assurance that Regions's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors.

         Regions is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly First Alabama Bank. Regions's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "Supervision and Regulation -- Dividends."

         The holders of BNR Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds that are legally available therefor. BNR has paid regular annual dividends for many years. If the Merger were not consummated, it would be the intention of BNR to continue paying annual cash dividends. However, there can be no assurance that BNR's dividend policy would remain unchanged, since the declaration and payment of dividends in the future would depend on business conditions, operating results, capital and reserve requirements, the judgment of the Board of Directors and other factors.

                                BUSINESS OF BNR

         BNR is a bank holding company organized under the laws of the State of Louisiana with its principal executive office located in New Roads, Louisiana. BNR operates principally through the Bank, which is a state-chartered commercial bank and which provides a range of retail banking services through five offices in Pointe Coupee Parish and one office in East Baton Rouge Parish, Louisiana. At March 31, 1994, BNR had total consolidated assets of approximately $142.7 million, total consolidated deposits of approximately $125.3 million, and total consolidated stockholders' equity of approximately $15.6 million. BNR's principal executive office is located at 107 East Main Street, New Roads, Louisiana 70760, and its telephone number at such address is
(504) 638-3791.



         Additional information with respect to BNR and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. Copies of such documents, consisting of BNR's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1993, as amended, including that portion of the BNR Annual Report to Stockholders incorporated by reference therein, BNR's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, and BNR's Current Report on Form 8-K dated as of March 16, 1994, accompany this Proxy Statement/Prospectus.



              VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS OF BNR

         The following table sets forth certain information concerning the beneficial owners of more than 5.0% of BNR Common Stock, as of June 16, 1994.


                  NAME AND ADDRESS           AMOUNT AND NATURE OF    PERCENT OF
TITLE OF CLASS    OF BENEFICIAL OWNER        BENEFICIAL OWNERSHIP      CLASS
- --------------    -------------------        --------------------    ----------
Common Stock      Madeleine B. Caillet              18,336              5.62%
                  P.O. Box 67                       Direct
                  Oscar, Louisiana 70762

                              BUSINESS OF REGIONS

GENERAL

     Regions is a regional bank holding company headquartered in Birmingham, Alabama which operated as of June 1, 1994, 243 banking offices in Alabama, Florida, Georgia, Louisiana, and Tennessee. At March 31, 1994, Regions had total consolidated assets of approximately $10.4 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $878 million. Regions operates five state-chartered commercial bank subsidiaries and one federal stock savings bank (collectively, the "Subsidiary Institutions") in the States of Alabama, Florida, Georgia, Louisiana, and Tennessee and four banking-related subsidiaries engaged in mortgage banking, credit life insurance, leasing, and securities brokerage activities with offices in various Southeastern states. Through its subsidiaries, Regions offers a broad range of banking and banking-related services.

     In Alabama, Regions operates through First Alabama Bank, which at March 31, 1994, had total consolidated assets of approximately $8.0 billion, total consolidated deposits of approximately $6.9 billion, and total consolidated stockholders' equity of approximately $658 million. First Alabama Bank operates 168 banking offices throughout Alabama.

     In Florida, Regions operates through Regions Bank of Florida, which at March 31, 1994, had total consolidated assets of approximately $473 million, total consolidated deposits of approximately $422 million, and total consolidated stockholders' equity of approximately $47 million. Regions Bank of Florida operates 23 banking offices in the panhandle region of Florida.

     In Georgia, Regions operates through Regions Bank of Georgia, which at March 31, 1994, had total consolidated assets of approximately $106 million, total consolidated deposits of approximately $96 million, and total consolidated stockholders' equity of approximately $9 million. Regions Bank of Georgia operates three banking offices in Columbus, Georgia.




     In Louisiana, Regions operates through Secor Bank, Federal Savings Bank ("Secor"), a federal savings bank which Regions acquired on December 31, 1993, and Guaranty Bancorp, Inc. ("Guaranty"), which Regions acquired on May 31, 1994. At March 31, 1994, Secor's 15 Louisiana branches had total assets of approximately $1.3 billion and total deposits of approximately $828 million. At May 31, 1994, Guaranty had total consolidated assets of approximately $187 million, total consolidated deposits of approximately $173 million, and total consolidated stockholders' equity of approximately $14 million. Secor and Guaranty operate 21 banking offices in Louisiana.

        In Tennessee, Regions operates through Regions Bank of Tennessee, which at March 31, 1994, had total consolidated assets of approximately $455 million, total consolidated deposits of approximately $396 million, and total consolidated stockholders' equity of approximately $37 million. Regions Bank of Tennessee operates 24 banking offices in middle Tennessee.

     Regions was organized under the laws of the State of Delaware and commenced operations in 1971 under the name First Alabama Bancshares, Inc. On May 2, 1994, the name of First Alabama Bancshares, Inc. was changed to Regions Financial Corporation.

         Regions continually evaluates business combination opportunities and frequently conducts due diligence activities in connection with possible business combinations. As a result, business combination discussions and, in some cases, negotiations frequently take place, and future business combinations involving cash, debt, or equity securities can be expected. Any future business combination or series of business combinations that Regions might undertake may be material, in terms of assets acquired or liabilities assumed, to Regions' financial condition. Recent business combinations in the banking industry have typically involved the payment of a premium over book and market values. This practice could result in dilution of book value and net income per share for the acquirer.

         Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this Proxy Statement/Prospectus. See "Available Information" and "Documents Incorporated by Reference."


RECENT DEVELOPMENTS

SECOND QUARTER 1994 OPERATING RESULTS. For the second quarter ended June 30, 1994, Regions had net income of $35,446,000 or $.84 per share, representing a 27% increase in net income over the same period of 1993. For the six months ended June 30, 1994, Regions had net income of $69,220,000 or $1.65 per share, representing an 11% increase on a per-share basis in net income over the first half of 1993. The annualized return on average total assets for the first half of 1994 was 1.32%, and the annualized return on average stockholders' equity was 15.82%. At June 30, 1994, the ratio of stockholders' equity to total assets was 8.37%. As of June 30, 1994, Regions had total consolidated assets of approximately $10.8 billion, total consolidated deposits of approximately $8.8 billion, and total consolidated stockholders' equity of approximately $905 million.



RECENTLY COMPLETED ACQUISITIONS. Since December 31, 1993, Regions has consummated the acquisitions (referred to as the "Recently Completed Acquisitions") of Guaranty located in Baton Rouge, Louisiana, and First Fayette Bancshares, Inc. ("First Fayette"), located in Fayette, Alabama, certain aspects of which transactions are set forth below:


                                                                       CONSIDERATION
                                                                      ---------------
                                                            APPROXIMATE
                                                         ------------------             ACCOUNTING
                      INSTITUTION                        ASSET SIZE   VALUE    TYPE     TREATMENT
- -------------------------------------------------------  ----------   -----   -------   ----------
                                                           (IN MILLIONS)
Guaranty Bancorp, Inc., and its subsidiary, Guaranty
  Bank and Trust Company, located in Baton Rouge,
  Louisiana............................................     $189       $28    Regions   Pooling of
                                                                              Common    Interests
                                                                              Stock
First Fayette Bancshares, Inc. and its subsidiary,
  First Bank of Fayette, located in Fayette, Alabama...       77        17    Cash      Purchase
                                                         -------      ----    and
                                                                              Notes
          Totals.......................................     $266       $45
                                                         =======      ====

     Since December 31, 1993, Regions also has consummated certain transactions with the Resolution Trust Corporation, as a result of which Regions acquired four branch offices in Panama City, Florida, and one branch office in each of Atmore and Brewton, Alabama with combined deposits of approximately $50 million.


OTHER PENDING ACQUISITIONS. As of the date of this Proxy Statement/Prospectus, Regions has pending three acquisitions in addition to the acquisition of BNR (referred to as the "Other Pending Acquisitions") in the States of Alabama, Georgia, and Louisiana, certain aspects of which transactions are set forth below:



                                                                       CONSIDERATION
                                                                       --------------
                                                             APPROXIMATE                ANTICIPATED
                                                          ------------------            ACCOUNTING
                      INSTITUTION                         ASSET SIZE   VALUE    TYPE     TREATMENT
- --------------------------------------------------------  ----------   -----   ------   -----------

                                                            (IN MILLIONS)
American Bancshares, Inc. ("ABI") and its subsidiary,
  First American Bank and Trust Company of Louisiana,
  located in Monroe, Louisiana..........................    $  304     $  61   Regions  Purchase
                                                                               Common
                                                                               Stock



                                                                       CONSIDERATION
                                                                       --------------
                                                             APPROXIMATE                ANTICIPATED
                                                          ------------------            ACCOUNTING
                      INSTITUTION                         ASSET SIZE   VALUE    TYPE     TREATMENT
- --------------------------------------------------------  ----------   -----   ------   -----------

                                                            (IN MILLIONS)
First Community Bancshares, Inc. ("First Community") and
    its subsidiary,
  First Bank of Rome, located in Rome, Georgia..........    $  124     $  24   Regions  Pooling of
                                                                               Common   Interests
                                                                               Stock
Union Bank & Trust Company ("Union"), located in
  Montgomery, Alabama...................................       455        65   Regions  Purchase
                                                           -------      ----   Common
                                                                               Stock
          Totals........................................    $  883     $ 150
                                                           =======      ====



     The Recently Completed Acquisitions and the Other Pending Acquisitions are referred to collectively as the "Other Acquisitions."



     If the Other Acquisitions and the Merger all had been consummated on March 31, 1994, based on March 31, 1994 pro forma financial information, Regions' total consolidated assets would have increased by approximately $1.3 billion to approximately $11.7 billion; its total consolidated deposits would have increased by approximately $1.2 billion to approximately $9.9 billion; and its total consolidated stockholders' equity would have increased by approximately $38 million to approximately $916 million. See "Summary Pro Form Financial Information" and the related pro forma financial information in Regions' Current Report on Form 8-K dated July 8, 1994. See "Documents Incorporated by Reference."



     Consummation of the Other Pending Acquisitions is subject to the approval of certain regulatory agencies and of the stockholders of the institutions to be acquired and to the effectiveness of the registration statements filed or to be filed with the SEC. Moreover, the closing of each transaction is subject to various contractual conditions precedent. No assurance can be given that the conditions precedent to consummating the Other Pending Acquisitions will be satisfied in a manner that will result in the consummation of all of the Other Pending Acquisitions.



     In connection with the acquisitions of ABI and Union, Regions has announced that it may purchase, in the open market, an equivalent number of some or all of the shares of Regions Common Stock to be issued in such transactions. As a result of the ABI and Union transactions, Regions anticipates that it may purchase in the open market as much as approximately $126 million of Regions Common Stock. The timing and amount of such possible purchases will be determined based on the Regions Common Stock price, capital needs and other factors. As of July 15, 1994, Regions had purchased, in the open market, approximately $24.7 million of Regions Common Stock pursuant to this repurchase program.

                     SUMMARY PRO FORMA FINANCIAL DATA

         The following unaudited pro forma financial data give effect, as appropriate, to the acquisitions of BNR, the Recently Completed Acquisitions, and the Other Pending Acquisitions as of the dates and for the periods indicated and pursuant to the accounting bases described below. The unaudited pro forma financial data are presented for informational purposes only and are not necessarily indicative of the combined financial position or results of operations which actually would have occurred if the transactions had been consummated at the date and for the periods indicated or which may be obtained in the future. The information should be read in conjunction with the unaudited pro forma financial information included in Regions' Current Report on Form 8-K dated July 8, 1994. For additional information relating to specific transactions within the scope of the Recently Completed Acquisitions and the Other Pending Acquisitions (referred to collectively as the "Other Acquisitions"), see "Business of Regions -- Recent Developments."

SELECTED PRO FORMA COMBINED DATA FOR REGIONS AND BNR

        The following unaudited pro forma combined data give effect to the acquisition of BNR as of the date or at the beginning of the periods indicated, assuming such acquisition is treated as a pooling of interests.



                                                                                      As of
                                                                                    March 31,
                                                                                       1994
                                                                                  -------------
                                                                                  (In thousands
                                                                                    except per
                                                                                    share data)
Balance Sheet Data:
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $10,579,391
  Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,543,304
  Loans, net of unearned income . . . . . . . . . . . . . . . . . . . . . . . .     6,912,806
  Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8,892,316
  Other borrowed money  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       469,794
  Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       893,871
  Book value per common share . . . . . . . . . . . . . . . . . . . . . . . . .         21.36



                                              Three Months
                                                 Ended               Year Ended December 31,
                                               March 31,      -------------------------------------
                                                  1994         1993          1992             1991
                                              ------------    -------------------------------------
                                                              (In thousands except per share data)
Income Statement Data:
  Total interest income . . . . . . . . .     $173,299         $565,798      $547,226         $568,066
  Total interest expense  . . . . . . . .       74,343          216,963       228,055          298,012
                                              --------         --------      --------         --------
  Net interest income . . . . . . . . . .       98,956          348,835       319,171          270,054
  Provision for loan losses . . . . . . .        4,416           21,753        27,212           24,080
                                              --------         --------      --------         --------
  Net interest income after loan loss
    provision . . . . . . . . . . . . . .       94,540          327,082       291,959          245,974
  Total noninterest income  . . . . . . .       36,921          133,034       120,110          102,076
  Total noninterest expense . . . . . . .       81,450          291,733       269,626          235,164
  Income tax expense  . . . . . . . . . .       16,455           54,300        45,540           33,744
                                              --------         --------      --------         --------
  Income before cumulative effect of
    change in accounting principle. . . .     $ 33,556         $114,083      $ 96,903         $ 79,142
                                              ========         ========      ========         ========
  Income before cumulative effect of
    change in accounting principle per
    share . . . . . . . . . . . . . . . .     $   0.80         $   3.00      $   2.60         $   2.14
  Average common shares outstanding . . .       41,835           37,981        37,308           36,967



SELECTED PRO FORMA COMBINED DATA FOR REGIONS, BNR, AND OTHER ACQUISITIONS

         The following unaudited pro forma combined data as of March 31, 1994, and for the three months ended March 31, 1994, and the year ended December 31, 1993, give effect to (i) the acquisitions of BNR, Guaranty, and First Community by Regions, assuming such acquisitions are accounted for as poolings of interests, and (ii) the acquisitions of First Fayette, Union, and ABI by Regions, assuming such acquisitions are treated as purchases for accounting purposes, as if all such transactions had been consummated on March 31, 1994, in the case of the data included under "Balance Sheet Data," and on January 1, 1993, in the case of the data included under "Income Statement Data." The following unaudited pro forma financial data for the years ended December 31, 1992, and 1991, give effect to the acquisitions of BNR, Guaranty, and First Community by Regions, assuming such acquisitions are accounted for as poolings of interests and had been consummated on January 1, 1991.


                                                                                      As of
                                                                                    March 31,
                                                                                       1994
                                                                                  -------------
                                                                                  (In thousands
                                                                                    except per
                                                                                    share data)
Balance Sheet Data:
  Total assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $11,694,320
  Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,800,867
  Loans, net of unearned income . . . . . . . . . . . . . . . . . . . . . . . .     7,501,312
  Total deposits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,931,363
  Other borrowed money  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       471,472
  Stockholders' equity  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       916,323
  Book value per common share . . . . . . . . . . . . . . . . . . . . . . . . .         21.15



                                              Three Months
                                                 Ended               Year Ended December 31,
                                               March 31,      -------------------------------------
                                                  1994         1993          1992             1991
                                              ------------    -------------------------------------
                                                              (In thousands except per share data)
Income Statement Data:
  Total interest income . . . . . . . . .     $189,181         $630,718      $567,482         $586,474
  Total interest expense  . . . . . . . .       81,408          246,310       236,915          307,841
                                              --------         --------      --------         --------
  Net interest income . . . . . . . . . .      107,773          384,408       330,567          278,633
  Provision for loan losses . . . . . . .        4,182           23,922        28,605           25,164
                                              --------         --------      --------         --------
  Net interest income after loan loss
    provision . . . . . . . . . . . . . .      103,591          360,486       301,962          253,469
  Total noninterest income  . . . . . . .       40,084          144,121       122,287          103,786
  Total noninterest expense . . . . . . .       90,989          329,508       276,838          241,123
  Income tax expense  . . . . . . . . . .       17,575           55,656        47,199           34,841
                                              --------         --------      --------         --------
  Income before cumulative effect of
    change in accounting principle. . . .     $ 35,111         $119,443      $100,212         $ 81,291
                                              ========         ========      ========         ========
  Income before cumulative effect of
    change in accounting principle per
    share . . . . . . . . . . . . . . . .     $   0.81         $   3.03      $   2.58         $   2.11
  Average common shares outstanding . . .       43,329           39,475        38,802           38,461

                           SUPERVISION AND REGULATION

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Regions.

GENERAL

         Regions is a bank holding company, registered with the Federal Reserve under the BHC Act. As such, Regions and its subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank, (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of the bank, or (iii) it may merge or consolidate with any other bank holding company.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977 (the "CRA"), both of which are discussed below.

         The BHC Act prohibits the Federal Reserve from approving a bank holding company's application to acquire a bank or bank holding company located outside the state in which the deposits of its banking subsidiaries were greatest on the date the company became a bank holding company (Alabama in the case of Regions), unless such acquisition is specifically authorized by statute of the state in which the bank or bank holding company to be acquired is located. Alabama has adopted reciprocal interstate banking legislation permitting Alabama-based bank holding companies to acquire banks and bank holding companies in other states and allowing bank holding companies located in Arkansas, the District of Columbia, Florida, Georgia, Kentucky, Louisiana, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Texas, Virginia, and West Virginia to acquire Alabama banks and bank holding companies.

         The BHC Act generally prohibits Regions from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         Each of the Subsidiary Institutions is a member of the Federal Deposit Insurance Corporation ("FDIC"), and as such, their deposits are insured by either the Bank Insurance Fund ("BIF") or the Savings Association Insurance Fund ("SAIF") administered by the FDIC, to the extent provided by law. Each Subsidiary Institution is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         Because each of Regions' subsidiary banks is a state-chartered bank that is not a member of the Federal Reserve System, such banks are subject to supervision and examination by the FDIC. Regions' subsidiary savings bank is a federally-chartered savings bank that is a member of the Federal Home Loan Bank System and is subject to supervision and examination by the Office of Thrift Supervision ("OTS") and to the back-up supervisory authority of the FDIC. Such agencies regularly examine the operations of the Subsidiary Institutions and are given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. Such agencies also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

         The Subsidiary Institutions are subject to the provisions of the CRA. Under the terms of the CRA, the appropriate federal bank regulatory agency is required, in connection with its examination of a Subsidiary Institution, to assess such institution's record in assessing and meeting the credit needs of the community served by that institution, including low and moderate-income neighborhoods. The regulatory agency's evaluation of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to (i) charter a national bank, (ii) obtain deposit insurance coverage for a newly chartered institution, (iii) establish a new branch office that will accept deposits, (iv) relocate an office, or (v) merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each Subsidiary Institution of the applicant bank holding company, and such records may be the basis for denying the application.

         In December 1993, the federal banking agencies proposed to revise their CRA regulations in order to provide clearer guidance to depository institutions on the nature and extent of their CRA obligations and the methods by which those obligations will be assessed and enforced. The proposed regulations would substitute for the current process-based CRA assessment factors a new evaluation system that would rate institutions based on their actual performance in meeting community credit needs. Under the proposal, all depository institutions would be subject to three CRA-related tests: a lending test; an investment test; and a service test. The lending test, which would be the primary test for all institutions other than wholesale and limited-purpose banks, would evaluate an institution's lending activities by comparing the institution's share of housing, small business, and consumer loans in low- and moderate-income areas in its service area with its share of such loans in the other parts of its service area. The agencies would also evaluate the institution's performance independent of other lenders by examining the ratio of such loans made by the institution to low- and moderate-income areas to all such loans made by the institution. At the election of an institution, the agencies would also consider "indirect" loans made by affiliates and subsidiaries of the institution as well as lending consortia and other lenders in which the institution had made lawful investments.

         The focus of the investment test, under which wholesale and limited-purpose institutions would normally be evaluated, would be the amount of assets (compared to its risk-based capital) that an institution has devoted to "qualified investments" that benefit low- and moderate-income individuals and areas in the institution's service area. The service test would evaluate an institution based on the percentage of its branch offices that are located in or are readily accessible to low- and moderate-income areas. Smaller institutions, those having total assets of less than $250 million, would be evaluated under more streamlined criteria.

         The joint agency CRA proposal provides that an institution evaluated under a given test would receive one of five ratings for that test: outstanding; high satisfactory; low satisfactory; needs to improve; or substantial non-compliance. The ratings for each test would then be combined to produce an overall composite rating of either outstanding, satisfactory (including both high and low satisfactory), needs to improve, or substantial non-compliance. In the case of a retail-oriented institution, its lending test rating would form the basis for its composite rating. That rating would then be increased by up to two levels in the case of outstanding or high satisfactory investment performance, increased by one level in the case of outstanding service, and decreased by one level in the case of substantial non-compliance in service. An institution found to have engaged in illegal lending discrimination would be rebuttably presumed to have a less-than-satisfactory composite CRA rating.

         Under the proposal, an institution's CRA rating will continue to be taken into account by a regulator in considering various types of applications. In addition, an institution receiving a rating of "substantial non-compliance" would be subject to civil money penalties or a cease and desist order under
Section 8 of the Federal Deposit Insurance Act (the "FDIA").

         It is uncertain at this time whether, when, or in what form the CRA proposal will ultimately be adopted by the federal banking agencies.


PAYMENT OF DIVIDENDS

         Regions is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of Regions, including cash flow to pay dividends to its stockholders, is dividends from the Subsidiary Institutions. There are statutory and regulatory limitations on the payment of dividends by the Subsidiary Institutions to Regions as well as Regions to its stockholders.

         As state nonmember banks, the subsidiary banks are subject to the respective laws and regulations of the States of Alabama, Florida, Georgia, Louisiana, and Tennessee and to the regulations of the FDIC as to the payment of dividends. The subsidiary savings bank is subject to the regulations of the OTS as to payment of dividends.

         If, in the opinion of the federal regulatory agencies, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The Federal Reserve, the FDIC, and the OTS have indicated that paying dividends that deplete an institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), an insured institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See "--Prompt Corrective Action." Moreover, the Federal Reserve and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

         At March 31, 1994, under dividend restrictions imposed under federal and state laws, the Subsidiary Institutions, without obtaining governmental approvals, could declare aggregate dividends to Regions of approximately $214 million.

         The payment of dividends by Regions and the Subsidiary Institutions may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

TRANSACTIONS WITH AFFILIATES

         There are various restrictions on the extent to which Regions and it nonbank subsidiaries can borrow or otherwise obtain credit from the Subsidiary Institutions. Each Subsidiary Institution (and its subsidiaries) is limited in engaging in borrowing and other "covered transactions" with nonbank or non-savings bank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 10% of the capital stock and surplus of such Subsidiary Institution; and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the Subsidiary Institution and its subsidiaries may not exceed 20% of the capital stock and surplus of such Subsidiary Institution. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Covered transactions are also subject to certain collateralization requirements. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease, or sale of property or furnishing of services.

CAPITAL ADEQUACY

         Regions and the Subsidiary Institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Regions, the FDIC in the case of the subsidiary banks, and the OTS in the case of the subsidiary savings bank. There are two basic measures of capital adequacy for bank holding companies that have been promulgated by the Federal
Reserve: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

         The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves. At March 31, 1994, Regions' consolidated Tier 1 Capital and Total Capital ratios were 11.7% and 14.1%, respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0% plus an additional cushion of 100 to 200 basis points. Regions' Leverage Ratio at March 31, 1994 was 8.0%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Each of Regions' subsidiary banks is subject to risk-based and leverage capital requirements adopted by the FDIC and Regions' subsidiary savings bank is subject to tangible, risk-based, and core capital requirements adopted by the OTS. Each of Regions' Subsidiary Institutions was in compliance with applicable minimum capital requirements as of December 31, 1993. Neither Regions nor any of the Subsidiary Institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "--Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to make the capital requirements applicable to banking organizations responsive to risks in addition to credit risk. In this regard, the Federal Reserve, the FDIC, and the OTS have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards which would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, Regions is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Institutions. This support may be required at times when, absent such Federal Reserve policy, Regions may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of the Subsidiary Institutions are subordinate in right of payment to deposits and to certain other indebtedness of such Subsidiary Institution. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a Subsidiary Institution will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         Under the FDIA, a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

PROMPT CORRECTIVE ACTION

         FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories ("well-capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized") and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

         Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency, is deemed to be "well-capitalized." An institution with a Total Capital ratio of 8.0% or greater, a Tier 1 Capital ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be "adequately capitalized." A depository institution that has a Total Capital ratio of less than 8.0%, a Tier 1 Capital ratio of less than 4.0%, or a

Leverage Ratio of less than 4.0% is considered to be "undercapitalized." A depository institution that has a Total Capital ratio of less than 6.0%, a Tier 1 Capital ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be "significantly undercapitalized" and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 capital for purposes of the risk-based capital standards plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         In the case of an institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, the institution is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

         For those institutions that are (i) significantly undercapitalized or
(ii) undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or nonbank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized; provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers;
(xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or (xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer without regulatory approval.

         At March 31, 1994, all of Regions' Subsidiary Institutions had the requisite capital levels to qualify as well capitalized.

BROKERED DEPOSITS

         The FDIC has adopted regulations governing the receipt of brokered deposits. Under the regulations, a depository institution cannot accept, roll over, or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A depository institution that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized depository institution may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a depository institution that is well capitalized. Because all of the Subsidiary Institutions of Regions had at March 31, 1994, the requisite capital levels to qualify as well capitalized, Regions believes the brokered deposits regulation will have no material effect on the funding or liquidity of any of the Subsidiary Institutions.

FDIC INSURANCE ASSESSMENTS


         In July 1993, the FDIC adopted a new risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The new system, which went into effect on January 1, 1994, and replaces a transitional system that the FDIC had utilized for the 1993 calendar year, assigns an institution to one of three capital categories: (i) well capitalized; (ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the "undercapitalized" category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, as well as the prior transitional system, there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for 1994 for both the BIF and the SAIF, as they had during 1993, will range from .23% of deposits for an institution in the highest category (i.e., "well-capitalized" and "healthy" to .31% of deposits for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern").


         The FDIC is authorized to raise insurance premiums in certain circumstances. The current assessment rates for the BIF and the SAIF are designed to increase the reserve ratios (i.e., the ratios of reserves to insured deposits) for both funds to a designated ratio -- 1.25% -- within a specified period of time. Once the designated ratio is reached, the FDIC is to set future assessment rates at such levels that will maintain a fund's reserve ratio at the designated level. The attainment by either fund of its designated reserve ratio could cause a reduction in assessment rates for that fund.

         Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

NEW SAFETY AND SOUNDNESS STANDARDS

         In November 1993, federal banking agencies issued for comment proposed safety and soundness standards relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees, and benefits. With respect to internal controls, information systems, and internal audit systems, the standards describe the functions that adequate internal controls and information systems must be able to perform, including (i) monitoring adherence to prescribed policies, (ii) effective risk management, (iii) timely and accurate financial, operational, and regulatory reporting, (iv) safeguarding and managing assets, and (v) compliance with applicable laws and regulations. The standards also include requirements that (i) those performing internal audits be qualified and independent, (ii) internal controls and information systems be tested and reviewed, (iii) corrective actions be adequately documented, and (iv) that results of an audit be made available for review of management actions.

         As in the case of internal controls and information systems, the proposal establishes general principles and standards, rather than specific requirements, that must be followed in other areas. For example, loan documentation and credit underwriting practices must be such that they enable the institution to make an informed lending decision and assess credit risk on an ongoing basis. Similarly, an institution must manage interest rate risk "in a manner that is appropriate to the size of [the institution] and the complexity of its assets and liabilities" and must conduct any asset growth in accordance with a plan that has taken a variety of factors such as deposit volatility, capital, and interest rate risk into account. The proposal also prohibits "excessive compensation," which is defined as amounts paid that are unreasonable or disproportionate to the services performed by an officer, employee, director, or principal stockholder in light of all circumstances. In order to help alert institutions and their regulators to deteriorating financial conditions, the proposed rule also would impose a maximum ratio of classified assets to total capital of 1.0 and, in the case of an institution that had incurred a net loss over the last four quarters, would require that institution to have sufficient capital to absorb a similar loss over the next four quarters and still remain in compliance with its minimum capital requirements.

DEPOSITOR PREFERENCE

         Legislation recently enacted by Congress establishes a nationwide depositor preference rule in the event of a bank failure. Under this arrangement, all deposits and certain other claims against a bank, including the claim of the FDIC as subrogee of insured depositors, would receive payment in full before any general creditor of the bank would be entitled to any payment in the event of an insolvency or liquidation of the bank.

                      DESCRIPTION OF REGIONS COMMON STOCK

         Regions is authorized to issue 120,000,000 shares of Regions Common Stock, of which 42,538,946 shares were issued, including 1,474,579 treasury shares, at March 31, 1994. No other class of stock is authorized.

         Holders of Regions Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore. Dividend payments are subject to certain limitations imposed in Regions' debt instruments. Under the most restrictive of such limitations, $724 million was available for payment of dividends as of December 31, 1993. However, the ability of Regions to pay dividends is further affected by the ability of its Subsidiary Institutions to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. At March 31, 1994, under such requirements and guidelines, the Subsidiary Institutions had $214 million of undivided profits legally available for the payment of dividends. See "Supervision and Regulation -- Dividends."

         For a further description of Regions Common Stock, see "Effect of the Merger on Rights of Stockholders."

                             STOCKHOLDER PROPOSALS

         Regions expects to hold its next annual meeting of stockholders after the Merger during April 1995. Under SEC rules proposals of Regions stockholders intended to be presented at that meeting must be received by Regions at its principal executive offices no later than November 16, 1994, for consideration by Regions for possible inclusion in such proxy materials.

         If the Merger is not consummated, stockholder proposals of BNR stockholders intended to be presented at the next annual meeting of stockholders of BNR must be received by BNR at its principal executive offices a reasonable time before the date of BNR's proxy statement released to its stockholders for that meeting for consideration by BNR for possible inclusion in such proxy materials.

                                    EXPERTS

         The consolidated financial statements of BNR as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, have been incorporated by reference herein in reliance upon the report of Hannis T. Bourgeois & Co., L.L.P., independent auditors, and on the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Regions, incorporated by reference in this Registration Statement, have been audited by Ernst & Young, independent auditors, for the periods indicated in their report thereon which is included in the Regions Annual Report to Stockholders and the Annual Report on Form 10-K for the year ended December 31, 1993. The financial statements audited by Ernst & Young have been incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

                                    OPINIONS

         The legality of the shares of Regions Common Stock to be issued in the Merger will be passed upon by Lange, Simpson, Robinson & Somerville, Birmingham, Alabama. Henry E. Simpson, partner in the law firm of Lange, Simpson, Robinson & Somerville, is a member of the Board of Directors of Regions. As of June 16, 1994, attorneys in the law firm of Lange, Simpson, Robinson & Somerville owned an aggregate of 120,695 shares of Regions Common Stock.

         Certain tax consequences of the transaction have been passed upon by Alston & Bird, Atlanta, Georgia.

                                   APPENDIX A





                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                              BNR BANCSHARES, INC.

                                      AND

                         FIRST ALABAMA BANCSHARES, INC.


                           DATED AS OF APRIL 21, 1994

                               TABLE OF CONTENTS

                                                                                            Page
                                                                                            ----
Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
Preamble  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-6
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER  . . . . . . . . . . . . . . . . . . . . . . . A-7
         1.1     Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
         1.2     Time and Place of Closing  . . . . . . . . . . . . . . . . . . . . . . . . A-7
         1.3     Effective Time . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
ARTICLE 2 - TERMS OF MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
         2.1     Certificate of Incorporation . . . . . . . . . . . . . . . . . . . . . . . A-7
         2.2     Bylaws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-7
         2.3     Directors and Officers . . . . . . . . . . . . . . . . . . . . . . . . . . A-8
ARTICLE 3 - MANNER OF CONVERTING SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . A-8
         3.1     Conversion of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . A-8
         3.2     Anti-Dilution Provisions . . . . . . . . . . . . . . . . . . . . . . . . . A-8
         3.3     Shares Held by BNR or FAB  . . . . . . . . . . . . . . . . . . . . . . . . A-9
         3.4     Dissenting Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . . A-9
         3.5     Fractional Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-9
ARTICLE 4 - EXCHANGE OF SHARES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-10
         4.1     Exchange Procedures  . . . . . . . . . . . . . . . . . . . . . . . . . . . A-10
         4.2     Rights of Former BNR Shareholders  . . . . . . . . . . . . . . . . . . . . A-10
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF BNR . . . . . . . . . . . . . . . . . . . . . A-11
         5.1     Organization, Standing, and Power  . . . . . . . . . . . . . . . . . . . . A-11
         5.2     Authority; No Breach By Agreement  . . . . . . . . . . . . . . . . . . . . A-12
         5.3     Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-12
         5.4     BNR Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-13
         5.5     Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . A-13
         5.6     Absence of Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . A-14
         5.7     Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . A-14
         5.8     Tax Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-14
         5.9     Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . A-15
         5.10    Compliance With Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . A-15
         5.11    Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . . . . . . A-16
         5.12    Material Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
         5.13    Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
         5.14    Statements True and Correct  . . . . . . . . . . . . . . . . . . . . . . . A-18
         5.15    Tax and Regulatory Matters . . . . . . . . . . . . . . . . . . . . . . . . A-19
         5.16    State Takeover Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . A-19
         5.17    Directors' Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . A-20
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF FAB . . . . . . . . . . . . . . . . . . . . . A-20
         6.1     Organization, Standing, and Power  . . . . . . . . . . . . . . . . . . . . A-20
         6.2     Authority; No Breach By Agreement  . . . . . . . . . . . . . . . . . . . . A-20
         6.3     Capital Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21
         6.4     FAB Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21


         6.5     Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-22
         6.6     Absence of Undisclosed Liabilities . . . . . . . . . . . . . . . . . . . . . . . . . A-22
         6.7     Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . . . . A-22
         6.8     Compliance With Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-22
         6.9     Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-23
         6.10    Statements True and Correct  . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-23
         6.11    Tax and Regulatory Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION  . . . . . . . . . . . . . . . . . . . . . . . . A-24
         7.1     Affirmative Covenants of BNR . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
         7.2     Negative Covenants of BNR  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
         7.3     Covenants of FAB . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
         7.4     Adverse Changes in Condition . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
         7.5     Reports  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
ARTICLE 8 - ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
         8.1     Registration Statement; Proxy Statement; Shareholder Approval  . . . . . . . . . . . A-28
         8.2     Exchange Listing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
         8.3     Applications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-29
         8.4     Filings with State Offices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-30
         8.5     Agreement as to Efforts to Consummate  . . . . . . . . . . . . . . . . . . . . . . . A-30
         8.6     Investigation and Confidentiality  . . . . . . . . . . . . . . . . . . . . . . . . . A-30
         8.7     Press Releases . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-31
         8.8     Certain Actions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-31
         8.9     Tax Treatment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-31
         8.10    Agreements of Affiliates . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-32
         8.11    Employee Benefits and Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . A-32
         8.12    Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-33
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE . . . . . . . . . . . . . . . . . . . . A-34
         9.1     Conditions to Obligations of Each Party  . . . . . . . . . . . . . . . . . . . . . . A-34
         9.2     Conditions to Obligations of FAB . . . . . . . . . . . . . . . . . . . . . . . . . . A-35
         9.3     Conditions to Obligations of BNR . . . . . . . . . . . . . . . . . . . . . . . . . . A-36
ARTICLE 10 - TERMINATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-37
         10.1    Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-37
         10.2    Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-38
         10.3    Non-Survival of Representations and Covenants  . . . . . . . . . . . . . . . . . . . A-38
ARTICLE 11 - MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-38
         11.1    Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-38
         11.2    Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-46
         11.3    Brokers and Finders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-46
         11.4    Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-46
         11.5    Amendments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-47
         11.6    Waivers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-47
         11.7    Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-47
         11.8    Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-48
         11.9    Governing Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-48

         11.10   Counterparts . . . . . . . . . . . . . . . . . . . . . . . . .  A-48
         11.11   Captions . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
         11.12   Enforcement of Agreement . . . . . . . . . . . . . . . . . . .  A-49
         11.13   Severability . . . . . . . . . . . . . . . . . . . . . . . . .  A-49
Signatures  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-49


                                LIST OF EXHIBITS


Exhibit Number            Description
- --------------            -----------
          1.              Form of Directors' Agreement.  (Section  5.17).

          2.              Form of agreement of affiliates of BNR.  (Section Section 8.10, 9.2(f)).

          3.              Matters as to which Stone, Pigman, Walther, Wittmann & Hutchinson will opine.  (Section 9.2(d)).

          4.              Form of Claims Letter  (Section 9.2(g)).

          5.              Matters as to which Lange, Simpson, Robinson & Somerville will opine.  (Section  9.3(d)).


                          AGREEMENT AND PLAN OF MERGER


                 THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of April 21, 1994, by and between BNR BANCSHARES, INC. ("BNR"), a corporation organized and existing under the laws of the State of Louisiana, with its principal office located in New Roads, Louisiana; and FIRST ALABAMA BANCSHARES, INC. ("FAB"), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.


                                    PREAMBLE

                 The Boards of Directors of BNR and FAB are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of BNR by FAB pursuant to the merger of BNR into and with FAB. At the effective time of such merger, the outstanding shares of the capital stock of BNR shall be converted into shares of the common stock of FAB (except as provided herein). As a result, shareholders of BNR shall become shareholders of FAB and each of the subsidiaries of BNR shall continue to conduct its business and operations as a wholly owned subsidiary of FAB. The transactions described in this Agreement are subject to the approvals of the shareholders of BNR, the Board of Governors of the Federal Reserve System, and the appropriate state regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

                 Certain terms used in this Agreement are defined in Section
11.1 of this Agreement.

                 NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

                 1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, BNR shall be merged into and with FAB in accordance with the provisions of Sections 12:111 and 12:112 of the LBCL and with the effect provided in Section 12:115 of the LBCL and of Section 258 of the DGCL and with the effect provided in Section 259 of the DGCL (the "Merger"). FAB shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of BNR and FAB.

                 1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The place of Closing shall be at the offices of FAB, in Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties.

                 1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Louisiana Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Louisiana and the Delaware Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the shareholders of BNR approve this Agreement to the extent such approval is required by applicable Law; or such later date within 30 days thereof as may be specified by FAB.


                                   ARTICLE 2
                                TERMS OF MERGER

                 2.1 CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of FAB in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

                 2.2 BYLAWS. The Bylaws of FAB in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

                 2.3 DIRECTORS AND OFFICERS. The directors of FAB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of FAB in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

                 3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

                          (a) Each share of FAB Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                          (b) Each share of BNR Common Stock (excluding shares held by BNR or any of its Subsidiaries or by FAB or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by shareholders who perfect their dissenters' rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall be converted into and exchanged for that number of shares of FAB Common Stock (the "Exchange Ratio") equal to the quotient obtained by dividing (i) $79.70 by (ii) the Average Closing Price; provided, however, that in the event the Average Closing Price is (a) less than $26.00, the Exchange Ratio shall be 3.065, or (b) greater than $36.00, the Exchange Ratio shall be 2.214 ($26.00 and $36.00 are collectively referred to as the "Average Closing Price Limitations").

                 3.2 ANTI-DILUTION PROVISIONS. In the event BNR changes the number of shares of BNR Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted. In the event FAB changes the number of shares of FAB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                 3.3 SHARES HELD BY BNR OR FAB. Each of the shares of BNR Common Stock held by any BNR Company or by any FAB Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                 3.4 DISSENTING SHAREHOLDERS. Any holder of shares of BNR Common Stock who perfects such holder's dissenters' rights of appraisal in accordance with and as contemplated by Part XIII of the LBCL shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the LBCL, including the provisions of Section 131 thereof relating to the deposit in escrow, endorsement, and transfer of the certificate or certificates representing the shares for which payment is being made. In the event that a dissenting shareholder of BNR fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, such Person shall not have the right to receive payment in cash for his shares and, instead, as of the Effective Time the shares of BNR Common Stock held by such Person shall be converted into and exchanged for that number of shares of FAB Common Stock determined under Section 3.1 of this Agreement and the delivery of certificates representing such FAB Common Stock and any dividends or other distributions in respect thereof to which such holder may be entitled shall be governed by Section 4.1 of this Agreement.

                 3.5 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of BNR Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of FAB Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FAB Common Stock multiplied by the market value of one share of FAB Common Stock at the Effective Time. The market value of one share of FAB Common Stock at the Effective Time shall be the Average Closing Price, subject, however, to the Average Closing Price Limitations. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

                                   ARTICLE 4
                               EXCHANGE OF SHARES

                 4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, FAB and BNR shall cause the exchange agent selected by FAB (the "Exchange Agent") to mail to the former shareholders of BNR appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of BNR Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of BNR Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected and not withdrawn or forfeited under Section 131 of the LBCL) issued and outstanding at the Effective Time, promptly upon the surrender of the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the certificate or certificates representing the shares of FAB Common Stock into which such shares of BNR Common Stock have been converted under Section 3.1 of this Agreement, together with all undelivered dividends and other distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement and, to the extent required by Section 3.5 of this Agreement, cash in lieu of any fractional share of FAB Common Stock to which such holder otherwise would be entitled (without interest). Until so surrendered, each outstanding certificate of BNR Common Stock shall be deemed for all purposes, other than as provided below with respect to the payment of dividends or other distributions payable to the holders of shares of FAB Common Stock, to represent the number of whole shares of FAB Common Stock into which the number of shares of BNR Common Stock represented thereby prior to the Effective Time shall have been converted. FAB shall not be obligated to deliver the certificate or certificates representing the shares of FAB Common Stock to which any former holder of BNR Common Stock is entitled as a result of the Merger, or any dividends or distributions in respect of those shares, until such holder surrenders his certificate or certificates representing the shares of BNR Common Stock for exchange as provided in this Section 4.1 or otherwise complies with the procedures of the Exchange Agent with respect to lost, stolen, or destroyed certificates.. The certificate or certificates of BNR Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither FAB, BNR, nor the Exchange Agent shall be liable to a holder of BNR Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

                 4.2 RIGHTS OF FORMER BNR SHAREHOLDERS. At the Effective Time, the stock transfer books of BNR shall be closed as to holders of BNR Common Stock immediately prior to the Effective Time and no transfer of BNR Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of BNR Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes the number of shares of FAB Common Stock into which the shares of BNR Common Stock represented thereby shall have been converted under Section 3.1 of this Agreement and the cash issuable in lieu of fractional shares under Section 3.5 of this Agreement. To the extent permitted by Law, former shareholders of record of BNR shall be entitled to vote after the Effective Time at any meeting of FAB shareholders the number of whole shares of FAB Common Stock into which their respective shares of BNR Common Stock are converted, regardless of whether such holders have exchanged their certificates representing BNR Common Stock for certificates representing FAB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FAB on the FAB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of FAB Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of BNR Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such BNR Common Stock certificate, both the FAB Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                   ARTICLE 5
                     REPRESENTATIONS AND WARRANTIES OF BNR

                 BNR hereby represents and warrants to FAB as follows:

                 5.1 ORGANIZATION, STANDING, AND POWER. BNR is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Louisiana, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. BNR is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR.

                 5.2      AUTHORITY; NO BREACH BY AGREEMENT.

                          (a)     BNR has the corporate power and authority
necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BNR, subject to the approval of this Agreement by the required vote of the outstanding BNR Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by BNR. Subject to such requisite shareholder approval, this Agreement represents a legal, valid, and binding obligation of BNR, enforceable against BNR in accordance with its terms (except in all cases as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and (ii) application of, and limitations on the application of, equitable principles and remedies, including limitations on the availability of the equitable remedy of specific performance or injunctive relief.

                          (b)     Neither the execution and delivery of this
Agreement by BNR, nor the consummation by BNR of the transactions contemplated hereby, nor compliance by BNR with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of BNR's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any BNR Company under, any Contract or Permit of any BNR Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any BNR Company or any of their respective material Assets.

                          (c)     Other than in connection or compliance with
the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by BNR of the Merger and the other transactions contemplated in this Agreement.

                 5.3 CAPITAL STOCK. The authorized capital stock of BNR consists of 5,000,000 shares of BNR Common Stock, of which 326,218 shares are issued and outstanding as of the date of this Agreement and not more than 326,218 shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of capital stock of BNR are duly and validly issued and outstanding and are fully paid and nonassessable under the LBCL. To the Knowledge of BNR, none of the outstanding shares of capital stock of BNR has been issued in violation of any preemptive rights of the current or past shareholders of BNR. Except as set forth above or as disclosed in Section 5.3 of the BNR Disclosure Memorandum, there are no shares of capital stock or other equity securities of BNR outstanding and no outstanding Rights relating to the capital stock of BNR.

                 5.4 BNR SUBSIDIARIES. BNR has disclosed in Section 5.4 of the BNR Disclosure Memorandum all of the BNR Subsidiaries as of the date of this Agreement. Except as disclosed in Section 5.4 of the BNR Disclosure Memorandum, BNR or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each BNR Subsidiary. No equity securities of any BNR Subsidiary are or may become required to be issued (other than to another BNR Company) by reason of any Rights, and there are no Contracts by which any BNR Subsidiary is bound to issue (other than to another BNR Company) additional shares of its capital stock or Rights or by which any BNR Company is or may be bound to transfer any shares of the capital stock of any BNR Subsidiary (other than to another BNR Company). There are no Contracts relating to the rights of any BNR Company to vote or to dispose of any shares of the capital stock of any BNR Subsidiary. All of the shares of capital stock of each BNR Subsidiary held by a BNR Company are fully paid and (except pursuant to 12 USC Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the BNR Company free and clear of any Lien. Each BNR Subsidiary is either a bank, a savings association, or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each BNR Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR. Each BNR Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate, to the extent provided by applicable law.

                 5.5      FINANCIAL STATEMENTS.  BNR has included in Section
5.5 of the BNR Disclosure Memorandum copies of all BNR Financial Statements for periods ended prior to the date hereof and will deliver to FAB copies of all BNR Financial Statements prepared subsequent to the date hereof. The BNR Financial Statements (as of the dates thereof and for the periods covered thereby) present or will present, as the case may be, fairly the consolidated financial position of the BNR Companies as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows of the BNR Companies for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount of effect and to the absence from





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
interim financial statements of any footnote disclosures).

                 5.6 ABSENCE OF UNDISCLOSED LIABILITIES. Except as disclosed in Section 5.6 of the BNR Disclosure Memorandum, no BNR Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR, except Liabilities which are accrued or reserved against in the consolidated balance sheets of BNR as of December 31, 1993 included in the BNR Financial Statements or reflected in the notes thereto. Except as disclosed in Section 5.6 of the BNR Disclosure Memorandum, no BNR Company has incurred or paid any Liability since December 31, 1993, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR.

                 5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1993, except as disclosed in Section 5.7 of the BNR Disclosure Memorandum, or in the BNR Financial Statements delivered prior to the date of this Agreement, to the Knowledge of BNR,(i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR, and (ii) the BNR Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of BNR provided in Article 7 of this Agreement.

                 5.8      TAX MATTERS.

                          (a)     All Tax returns required to be filed by or on
behalf of any of the BNR Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1993, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file or untimely filings, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on BNR and all returns filed are complete and accurate in all material respects to the Knowledge of BNR. All Taxes shown on filed returns have been paid. There is no audit examination, deficiency, refund Litigation, or penalties due or owed with respect to any Taxes that is reasonably and likely to result in a determination that would have a Material Adverse Effect on BNR, except as reserved against in the BNR Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 5.8 of the BNR Disclosure Memorandum. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                          (b)     None of the BNR Companies has executed an
extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                          (c)     To the Knowledge of BNR, adequate provision
for any Taxes due or to
become due for any of the BNR Companies for the period or periods through and including the date of the respective BNR Financial Statements has been made and is reflected on such BNR Financial Statements.

                          (d)     Effective for the fiscal year ended December
31, 1993, BNR adopted Financial Accounting Standards Board Statement 109, "Accounting for Income Taxes."

                          (e)     Each of the BNR Companies is in compliance
with, and its records contain the information and documents (including properly completed IRS Forms W-9) necessary to comply with, in all material respects, applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify the accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

                 5.9      ENVIRONMENTAL MATTERS.

                          (a)     To the Knowledge of BNR, each BNR Company,
its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for such instances of non-compliance that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR.

                          (b)     To the Knowledge of BNR, there is no
Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any BNR Company or any of its Loan Properties or Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any BNR Company or any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR, and to the Knowledge of BNR, there is no reasonable basis for any such Litigation.

                          (c)     To the Knowledge of BNR, there have been no
releases in violation of Environmental Laws of Hazardous Material in, on, under, or affecting any Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR.

                 5.10 COMPLIANCE WITH LAWS. BNR is duly registered as a bank holding company under the BHC Act. Each BNR Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR. Except as disclosed in Section 5.10 of the BNR Disclosure Memorandum, none of the BNR
Companies:

                          (a)     is in violation of any Laws, Orders, or
Permits applicable to its business
         or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR; and

                          (b)     has received any notification or
         communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any BNR Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR, (ii) threatening to revoke any Permits, or (iii) requiring any BNR Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

                 5.11     EMPLOYEE BENEFIT PLANS.

                          (a)     BNR has disclosed in Section 5.11 of the BNR
Disclosure Memorandum, and has delivered or made available to FAB prior to the execution of this Agreement copies in each case of, all written pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other written health plans, all life insurance plans, and all other written employee benefit plans or fringe benefit plans, including written "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to, by any BNR Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "BNR Benefit Plans"). Any of the BNR Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "BNR ERISA Plan." Each BNR ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "BNR Pension Plan." No BNR Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

                          (b)     To the Knowledge of BNR, all BNR Benefit
Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR. Except as disclosed in Section 5.11(b) of the BNR Disclosure Memorandum, each BNR ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and BNR is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To the Knowledge of BNR, no BNR Company has engaged in a transaction with respect to any BNR Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any BNR Company to a tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on BNR.

                          (c)     No BNR Pension Plan has any "unfunded current
liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan equals or exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any BNR Pension Plan, (ii) no change in the actuarial assumptions with respect to any BNR Pension Plan, and (iii) no increase in benefits under any BNR Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR or materially adversely affect the funding status of any such plan. Neither any BNR Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any BNR Company, or the single-employer plan of any entity which is considered one employer with BNR under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or
Section 302 of ERISA. No BNR Company has provided, or is required to provide, security to a BNR Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

                          (d)     No Liability under Subtitle C or D of Title
IV of ERISA has been or is expected to be incurred by any BNR Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No BNR Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any BNR Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                          (e)     Except as disclosed in Section 5.11 of the
BNR Disclosure Memorandum, no BNR Company has any Liability for retiree health and life benefits under any of the BNR Benefit Plans and, to the Knowledge of BNR, there are no restrictions on the rights of such BNR Company to amend or terminate any such Plan without incurring any Liability thereunder.

                          (f)     Except as disclosed in Section 5.11 of the
BNR Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any BNR Company from any BNR Company under any BNR Benefit Plan or otherwise,

(ii) increase any benefits otherwise payable under any BNR Benefit Plan, or
(iii) result in any acceleration of the time of payment or vesting of any such benefit.

                          (g)     The actuarial present values of all accrued
deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any BNR Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the BNR Financial Statements to the extent required by and in accordance with GAAP.

                 5.12     MATERIAL CONTRACTS.  Except as disclosed in Section
5.12 of the BNR Disclosure Memorandum or otherwise reflected in the BNR Financial Statements, none of the BNR Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any BNR Company or the guarantee by any BNR Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts between or among BNR Companies, and (iv) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by BNR with the SEC as of the date of this Agreement that has not been filed as an exhibit to BNR's Form 10-K filed for the fiscal year ended December 31, 1993 (together with all Contracts referred to in Section 5.11(a) of this Agreement, the "BNR Contracts"). None of the BNR Companies is in Default under any BNR Contract where such Default, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on BNR. All of the indebtedness of any BNR Company for money borrowed is prepayable at any time by such BNR Company without penalty or premium.

                 5.13     LEGAL PROCEEDINGS.  Except as disclosed in Section
5.13 of the BNR Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of BNR, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any BNR Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any BNR Company that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR.
Section 5.13 of the BNR Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any BNR Company is a party and which names a BNR Company as a defendant or cross-defendant.

                 5.14 STATEMENTS TRUE AND CORRECT. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a BNR Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument, or other writing furnished or to be furnished by any BNR Company or any Affiliate thereof to FAB pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any BNR Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by FAB with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any BNR Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to BNR shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a BNR Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of BNR, be false or misleading with respect to any material fact, or contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any material statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any BNR Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

                 5.15 TAX AND REGULATORY MATTERS. No BNR Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                 5.16 STATE TAKEOVER LAWS. To the extent applicable, each BNR Company has taken all necessary action to exempt the transactions contemplated by this Agreement from Sections 132 et. seq. and 135 et. seq. of the LBCL and any comparable provisions of the Articles of

Incorporation of BNR.

                 5.17 DIRECTORS' AGREEMENTS. Each of the directors of BNR has executed and delivered to FAB an agreement in substantially the form of
Exhibit 1.

                                   ARTICLE 6
                     REPRESENTATIONS AND WARRANTIES OF FAB

                 FAB hereby represents and warrants to BNR as follows:

                 6.1 ORGANIZATION, STANDING, AND POWER. FAB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. FAB is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

                 6.2      AUTHORITY; NO BREACH BY AGREEMENT.

                          (a)     FAB has the corporate power and authority
necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FAB. This Agreement represents a legal, valid, and binding obligation of FAB, enforceable against FAB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                          (b)     Neither the execution and delivery of this
Agreement by FAB, nor the consummation by FAB of the transactions contemplated hereby, nor compliance by FAB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FAB's Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FAB Company under, any Contract or Permit of any FAB Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, or, (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any FAB Company or any of their respective material Assets.

                          (c)     Other than in connection or compliance with
the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE and the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation, or both, with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FAB of the Merger and the other transactions contemplated in this Agreement.

                 6.3 CAPITAL STOCK. The authorized capital stock of FAB consists of 60,000,000 shares of FAB Common Stock, of which 41,049,325 shares were issued and outstanding and 1,470,700 shares were held as treasury shares as of December 31, 1993. All of the issued and outstanding shares of FAB Common Stock are, and all of the shares of FAB Common Stock to be issued in exchange for shares of BNR Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, and fully paid and nonassessable under the DGCL. None of the outstanding shares of FAB Common Stock has been, and none of the shares of FAB Common Stock to be issued in exchange for shares of BNR Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of FAB.

                 6.4      FAB SUBSIDIARIES.  FAB has disclosed in Exhibit
21 of its Annual Report on Form 10-K for the fiscal year ended December 31, 1993, all of the material FAB Subsidiaries as of the date of such report. Except as disclosed in such report, FAB or one of its Subsidiaries, owns all of the issued and outstanding shares of capital stock of each material FAB Subsidiary. All of the shares of capital stock of each material FAB Subsidiary held by a FAB Company are fully paid and (except pursuant to 12 USC Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the FAB Company free and clear of any Lien. Each material FAB Subsidiary is either a bank, a savings association, or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each material FAB Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB. Each material FAB Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or the Savings Association Insurance Fund, as appropriate, to the extent provided by applicable law.

                 6.5      FINANCIAL STATEMENTS.  FAB has included in Section
6.53 of the FAB Disclosure Memorandum all FAB Financial Statements for periods ended prior to the date hereof and will deliver to BNR copies of all FAB Financial Statements prepared subsequent to the date hereof. The FAB Financial Statements (as of the dates thereof and for the periods covered thereby) present or will present, as the case may be, fairly the consolidated financial position of the FAB Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows of the FAB Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end adjustments that are not material in amount or effect and to the absence from interim financial statements of complete footnote disclosures).

                 6.6 ABSENCE OF UNDISCLOSED LIABILITIES. No FAB Company has any Liabilities (including Liabilities relating to matters contemplated by Sections 5.8, 5.9, and 5.11 of this Agreement assuming for purposes of this
Section 6.6 that such Sections apply to FAB that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, except Liabilities which are accrued or reserved against in the consolidated balance sheets of FAB as of December 31, 1993, included in the FAB Financial Statements or reflected in the notes thereto. No FAB Company has incurred or paid any Liability since December 31, 1993, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

                 6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1993, except as disclosed in the FAB Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, and (ii) the FAB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement would represent or result in a material breach or violation of any of the covenants and agreements of FAB provided in Article 7 of this Agreement.

                 6.8 COMPLIANCE WITH LAWS. FAB is duly registered as a bank holding company under the BHC Act. Each FAB Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB. No FAB
Company:

                          (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB; and

                          (b)     has received any notification or
         communication from any agency or





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
         department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FAB Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, (ii) threatening to revoke any Permits, or (iii) requiring any FAB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

             6.9 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of FAB, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any FAB Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FAB Company, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

             6.10 STATEMENTS TRUE AND CORRECT. As of their respective dates, each report and other document, including financial statements, exhibits, and schedules thereto, filed by a FAB Company with any Regulatory Authority complied in all material respects with all applicable Laws, and as of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. No statement, certificate, instrument, or other writing furnished or to be furnished by any FAB Company or any Affiliate thereof to BNR pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any FAB Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by FAB with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or contain any untrue statement of a material fact, or omit to state any material fact required to be stated





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
thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any FAB Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to BNR shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by any FAB Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of BNR, be false or misleading with respect to any material fact, or contain any misstatement of a material fact or, omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement, or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated thereunder or necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any FAB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

             6.11 TAX AND REGULATORY MATTERS. No FAB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, or (ii) materially impede receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.


                                   ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

             7.1 AFFIRMATIVE COVENANTS OF BNR. Unless the prior written consent of the chief executive officer, appropriate regional president, or chief financial officer of FAB shall have been obtained, and except as otherwise expressly contemplated herein or disclosed in Section 7.1 of the BNR Disclosure Memorandum, BNR shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact in all material respects its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

             7.2   NEGATIVE COVENANTS OF BNR.  Except as disclosed in Section
7.2 of the BNR Disclosure Memorandum for the applicable paragraphs indicated below, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, BNR covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, appropriate regional president, or chief financial officer of FAB, which consent shall not be unreasonably withheld:

                   (a) amend the Articles of Incorporation, Bylaws, or other governing





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
      instruments of any BNR Company; or

                   (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a BNR Company to another BNR Company) in excess of an aggregate amount outstanding at any time of $150,000 (for the BNR Companies on a consolidated basis) except in the ordinary course of the business of BNR Subsidiaries consistent with past practices (which shall include, for BNR Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, whether or not such BNR Subsidiaries have previously received any such advances, overnight borrowings to meet temporary liquidity needs, and entry into repurchase agreements fully secured by U.S. Government or agency securities), or impose, or suffer the imposition, on any Asset of any BNR Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, Liens to secure debt obligations or other obligations for borrowed money permitted under this paragraph (b), and Liens in effect as of the date hereof that are disclosed in the BNR Disclosure Memorandum); it being understood that Bank of New Roads has not previously but may in the future, borrow funds from the Federal Home Loan Bank to be secured by Liens and such borrowings and Liens are expressly permitted under this paragraph (b); or

                   (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any BNR Company, or declare or pay any dividend or make any other distribution in respect of BNR's capital stock, provided that BNR may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay a cash dividend on each issued and outstanding share of BNR Common Stock for each fiscal year (or portion thereof) occurring prior to the Effective Time at a rate not in excess of an amount equal to the product of (i) a cash dividend amount paid per share on BNR Common Stock during the 1993 fiscal year and (ii) the quotient obtained by dividing
      (x) the number of complete calendar months elapsed during the fiscal year for which the dividend is being paid prior to the Effective Time and (y) 12; or

                   (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in
      Section 7.2(d) of the BNR Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of BNR Common Stock or any other capital stock of any BNR Company, or any Rights to acquire such stock; or

                   (e) adjust, split, combine, or reclassify any capital stock of any BNR





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
      Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of BNR Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any BNR Subsidiary (unless any such shares of stock are sold or otherwise transferred to another BNR Company) or any Asset having a book value in excess of $100,000 other than in the ordinary course of business for reasonable and adequate consideration and other than dispositions in the ordinary course of business of (i) investment securities, (ii) loans, including dispositions thereof through loan participation agreements, and (iii) other real estate owned by any BNR Company; or

                   (f) except for purchases of U.S. Treasury securities, U.S. Government agency securities and mortgage backed balloon loans, which in each case have maturities of five years or less, and except for collateralized mortgage obligations/planned amortization class (CMO/PAC), purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned BNR Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

                   (g) grant any increase in compensation or benefits to the employees or officers of any BNR Company, except in accordance with past practice or previously approved by the Board of Directors of BNR, in each case as disclosed in Section 7.2(g) of the BNR Disclosure Memorandum or as required by Law; except as disclosed in Section 7.2(g) of the BNR Disclosure Memorandum, pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the BNR Disclosure Memorandum; and enter into or amend any severance agreements with officers of any BNR Company; grant any increase in fees or other increases in compensation or other benefits to directors of any BNR Company except in accordance with past practice disclosed in Section 7.2(g) of the BNR Disclosure Memorandum; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

                   (h) enter into or amend any employment Contract between any BNR Company and any Person (unless such amendment is required by Law) that the BNR Company does not have the unconditional right to terminate without Liability (other than Liability for severance payments under the existing severance policies of BNR disclosed in Section 7.2(h) of the BNR Disclosure Memorandum), at any time on or after the Effective Time; or

                   (i) adopt any new employee benefit plan of any BNR Company or make any material change in or to any existing employee benefit plans of any BNR Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

                   (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                   (k) commence any material Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any BNR Company for money damages in excess of $100,000 or imposing material restrictions upon the operations of any BNR Company; or

                   (l) modify, amend, or terminate any material Contract (other than any loan Contract, the modification, amendment, or termination of which does not result in the BNR Companies recognizing a loss that exceeds $50,000) or waive, release, compromise, or assign any material rights or claims, other than in connection with the modification, amendment, or termination of a loan Contract permitted under the preceding clause of this paragraph (1).

             7.3 COVENANTS OF FAB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FAB covenants and agrees that, except as disclosed in Section 7.3 of the FAB Disclosure Memorandum, it shall and shall cause each of its Subsidiaries to (x) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the FAB Common Stock and the business prospects of the FAB Companies and to the extent consistent therewith use all reasonable efforts to preserve intact the FAB Companies' core businesses and goodwill with their respective employees and the communities they serve, (y) take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 9.1(b) or 9.1(c) of this Agreement, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided, that the foregoing shall not prevent any FAB Company from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of FAB, desirable in the conduct of the business of FAB and its Subsidiaries and such discontinuance or disposition would not represent a material portion of the Assets of the FAB Companies, and (z) amend the Certificate of Incorporation or Bylaws of FAB, in each case, in any manner which is adverse to, and discriminates against, the holders of BNR Common Stock. FAB further agrees that it shall not, directly or indirectly, acquire or enter into any agreement in principle or definitive agreement to acquire, any bank or savings and loan holding company, or any federal or state chartered bank, savings bank, thrift homestead association, savings association, savings and loan association, cooperative bank, or other similar financial institution that has its principal business location in the Parish of Pointe Coupee, Louisiana, whether by merger, consolidation, purchase, or otherwise, or entering into discussions or negotiations with any such financial institution with respect thereto.

             7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice





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
promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of it's representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

             7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flow for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material and to the absence from interim financial statements of any (in the case of BNR) or complete (in the case of FAB) footnote disclosures). As of the respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

             8.1   REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER
                   APPROVAL.

                   (a) FAB shall promptly prepare and file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become and remain effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of FAB Common Stock upon consummation of the Merger. BNR shall furnish all information concerning it and the holders of its capital stock as FAB may reasonably request in connection with such action. BNR shall call a Shareholders' Meeting for the purpose of voting upon approval of this

Agreement and such other related matters as it deems appropriate. FAB and BNR agree to use their reasonable efforts to cause the Shareholders' Meeting to be held on a date so as to minimize, to the extent reasonably practicable, the period of time between the Shareholders' Meeting and the Effective Time. In connection with the Shareholders' Meeting, (i) BNR shall mail the Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of BNR shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its shareholders the approval of this Agreement, and (iv) the Board of Directors and officers of BNR shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approval.

                   (b) FAB shall indemnify and hold harmless BNR, each of its directors and officers, and each Person, if any, who controls BNR within the meaning of the 1933 Act against any losses, claims, damages, or Liabilities, joint, several, or solidary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages, or Liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of material fact contained in the Registration Statement or the Proxy Statement, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such Person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that FAB shall not be liable in any such case to the extent that any such loss, claim, damage, or Liability (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or the Proxy Statement in reliance upon and in conformity with information furnished to FAB by any indemnified Person. Promptly after receipt by an indemnified Person of notice of the commencement of any action, such indemnified Person shall, if a claim in respect thereof is to be made against FAB under this Section 8.1(b), notify FAB in writing of the commencement thereof. In case any such action shall be brought against any indemnified Person and it shall notify FAB of the commencement thereof, FAB shall be entitled to participate therein, and to the extent that it shall wish, to assume the defense thereof, with counsel satisfactory to such indemnified Person, and, after notice from FAB to such indemnified Person of its election to so assume the defense thereof, FAB shall not be liable to such indemnified party under this Section 8.1(b) for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified Person, except that if FAB elects not to assume such defense or counsel for an indemnified Person or Persons advises in writing that there are material substantive issues which raise conflicts of interests between FAB and one or more indemnified Persons, such indemnified Person or Persons may retain counsel satisfactory to them, and FAB shall pay all reasonable fees and expenses of such counsel for the indemnified Persons, promptly as statements therefor are received; provided that (i) FAB shall be obligated pursuant to this Section 8.1 (b) to pay for only one firm of counsel for all indemnified Persons in any jurisdiction and
(ii) FAB shall not be liable for any settlement effected without its prior written consent.

             8.2 EXCHANGE LISTING. FAB shall use its reasonable efforts to list, prior to the Effective Time, on the NASDAQ/NMS the shares of FAB Common Stock to be issued to the holders of BNR Common Stock pursuant to the Merger.

             8.3 APPLICATIONS. FAB shall promptly prepare and file, and BNR shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite





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
Consents necessary to consummate the transactions contemplated by this Agreement. FAB shall permit BNR reasonable opportunity to review and comment upon such applications prior to the filing thereof with the Regulatory Authorities.

             8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, FAB shall execute and file the Louisiana Certificate of Merger with the Secretary of State of the State of Louisiana and FAB shall execute and file the Delaware Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

             8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

             8.6   INVESTIGATION AND CONFIDENTIALITY.

                   (a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. BNR shall cooperate with FAB in obtaining, at FAB's election and expense, environmental audits of any or all of the properties owned or occupied by BNR. No investigation by a Party shall affect the representations and warranties of the other Party.

                   (b) Each Party shall, and shall cause its Representatives to, maintain the confidentiality of all written, oral, and other confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions ("Confidential Information") and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. Each Party shall maintain the confidentiality of all Confidential Information obtained in connection with this Agreement or the transactions contemplated hereby unless
(i) such information becomes publicly available through no fault of such Party, or was, is, or becomes available to that Party from a source other than the other Party or its Representatives, which source was itself not bound by a confidentiality agreement with, or other contractual, legal, or fiduciary obligation of confidentiality with respect to that information, or (ii) the furnishing or use of such information is required by proper judicial, administrative, or other legal proceeding, provided that the other Party is promptly notified in writing of such request, unless such notification is not, in the opinion of counsel, permitted by Law. Each Party and its Representatives will hold and maintain all Confidential Information in confidence and will not disclose to any third party or permit any third party access to any Confidential Information or the substance thereof; provided that a Party may disclose Confidential Information to such of its Representatives who need to know such information in connection with the transactions contemplated hereby. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other Party.

                   (c) The terms of this Section 8.6 shall supersede that certain Confidentiality Agreement, dated February 22, 1994 (the "Confidentiality Agreement"), by and between FAB and BNR. BNR shall use its reasonable efforts to exercise its rights under paragraph 6 of the form of confidentiality agreement on which the Confidentiality Agreement was based that was entered into with various third parties which were considering an acquisition transaction with BNR to preserve the confidentiality of the information relating to BNR provided to such parties.

             8.7 PRESS RELEASES. Prior to the Effective Time, BNR and FAB shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

             8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the transactions contemplated hereby, no BNR Company nor any Affiliate thereof nor any Representative retained by any BNR Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties as advised by counsel of BNR's Board of Directors, no BNR Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but BNR may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it or its directors are required to do so in order to comply with its or their fiduciary duties as advised by counsel. BNR shall promptly notify FAB orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. BNR shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

             8.9 TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

             8.10 AGREEMENT OF AFFILIATES. BNR has disclosed in Section 8.10 of the BNR Disclosure Memorandum each Person whom it reasonably believes is an "affiliate" of BNR for purposes of Rule 145 under the 1933 Act. BNR shall use its reasonable efforts to cause each such Person to deliver to FAB not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 2, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of BNR Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of FAB Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. FAB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of FAB Common Stock by such affiliates.

             8.11 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, FAB shall provide generally to officers and employees of the BNR Companies employee benefits under employee benefit plans (other than stock option plans), on terms and conditions which when taken as a whole are substantially similar to those currently provided by the FAB Companies to their similarly situated officers and employees. For purposes of participation and vesting (but not accrual of benefits) under such employee benefit plans, the service of the employees of the BNR Companies prior to the Effective Time shall be treated as service with a FAB Company participating in such employee benefit plans. FAB also shall cause BNR and its Subsidiaries to honor in accordance with their terms all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.11 of the BNR Disclosure Memorandum to FAB between any BNR Company and any current or former director, officer, or employee thereof, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the BNR Benefit Plans.





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
             8.12  INDEMNIFICATION.

                   (a) For a period of ten years after the Effective Time, FAB shall, and shall cause Bank of New Roads to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of the BNR Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Louisiana Law and by BNR's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation, provided, however, that the indemnification provided by this Section 8.12(a) shall not apply to any claim against an Indemnified Party if such Indemnified Party knew of the existence of the claim and failed to make a good faith effort to require BNR to notify its director and officer liability insurance carrier of the existence of such claim prior to the Effective Time. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between FAB and the Indemnified Party.

                   (b) FAB shall use its reasonable efforts to maintain BNR's existing directors' and officers' liability insurance policy (or a policy, including FAB's existing policy, providing at least comparable coverage) covering persons who are currently covered by such insurance for a period of one (1) year after the Effective Time on terms generally no less favorable than those in effect on the date of this Agreement; provided, however, that FAB may substitute therefor policies providing at least comparable coverage containing terms and conditions no less favorable than those in effect on the date of this Agreement; and provided, further, that FAB shall not be obligated to make premium payments for such one-year period which exceed 150% of the aggregate premiums paid for such policy during the most recent fiscal year.

                   (c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.12, upon learning of any such Liability or Litigation, shall promptly notify FAB thereof. In the event of any such Litigation (whether arising before or after the Effective Time),
(i) FAB or Bank of New Roads shall have the right to assume the defense thereof and FAB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if FAB or Bank of New Roads elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are material substantive issues which raise conflicts of interest between FAB or BNR and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and FAB or Bank of New Roads shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided; that (i) FAB shall be obligated pursuant to this paragraph
(c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) FAB shall not be liable for any settlement effected without its prior written consent; and provided further that BNR shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.


                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

             9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section
11.6 of this Agreement:

                   (A) SHAREHOLDER APPROVAL. The shareholders of BNR shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law or by the provisions of any governing instruments.

                   (B) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of FAB would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall condition or restrict the operations of BNR after the Effective Time in a manner which in the reasonable judgment of the Board of Directors of BNR would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

                   (C) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of FAB would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

                   (D) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

                   (E) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of FAB Common Stock issuable pursuant to the Merger shall have been received.

                   (F) EXCHANGE LISTING. The shares of FAB Common Stock issuable pursuant to the Merger shall have been approved for listing on the NASDAQ/NMS.

                   (G) TAX MATTERS. Each Party shall have received a written opinion of Alston & Bird, special counsel to FAB, in form reasonably satisfactory to the Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of BNR Common Stock for FAB Common Stock will not give rise to gain or loss to the shareholders of BNR with respect to such exchange (except to the extent of any cash received), and (iii) neither BNR nor FAB will recognize gain or loss as a consequence of the Merger. In rendering such Tax Opinion, counsel for FAB shall be entitled to rely upon representations of officers of BNR and FAB reasonably satisfactory in form and substance to such counsel.

             9.2 CONDITIONS TO OBLIGATIONS OF FAB. The obligations of FAB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FAB pursuant to Section 11.6(a) of this Agreement:

                   (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of BNR set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 5.3 of this Agreement, which shall be true in all material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BNR.

                   (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of BNR to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                   (C) CERTIFICATES. BNR shall have delivered to FAB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by BNR's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FAB and its counsel shall request.

                   (D) OPINION OF COUNSEL. FAB shall have received an opinion of Stone, Pigman, Walther, Wittmann & Hutchinson, counsel to BNR, dated as of the Effective Time, in form reasonably satisfactory to FAB, as to the matters set forth in Exhibit 3.

                   (E) AFFILIATES AGREEMENTS. FAB shall have received from each affiliate of BNR the affiliates letter referred to in Section 8.10 of this Agreement.

                   (F) CLAIMS LETTERS. Each of the directors and officers of BNR shall have executed and delivered to FAB letters in substantially the form of Exhibit 4.

             9.3 CONDITIONS TO OBLIGATIONS OF BNR. The obligations of BNR to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by BNR pursuant to Section 11.6(b) of this Agreement:

                   (A) REPRESENTATIONS AND WARRANTIES. The representations and warranties of FAB set forth or referred to in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 6.3 of this Agreement, which shall be true in all material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FAB.

                   (B) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of FAB to be performed and complied with pursuant to this

      Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                   (C) CERTIFICATES. FAB shall have delivered to BNR (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Sections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FAB's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as BNR and its counsel shall request.

                   (D) OPINION OF COUNSEL. BNR shall have received an opinion of Lange, Simpson, Robinson & Somerville, counsel to FAB, dated as of the Effective Time, in form reasonably acceptable to BNR, as to the matters set forth in Exhibit 5.

                   (E) FAIRNESS OPINION. BNR shall have received a letter from Chaffe and Associates, Inc. or another financial adviser selected by BNR dated not more than five days subsequent to the date of this Agreement and to be updated to a date not more than five days prior to the date of the Proxy Statement, to the effect that in the opinion of such firm, the consideration to be received in the Merger by the shareholders of BNR is fair to the shareholders of BNR from a financial point of view.


                                   ARTICLE 10
                                  TERMINATION

             10.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of BNR, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                   (a) By mutual consent of the Board of Directors of FAB and the Board of Directors of BNR; or

                   (b) By the Board of Directors of either Party in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in Section 9.2(a) of this Agreement in the case of FAB and
      Section 9.3(a) of this Agreement in the case of BNR; or

                   (c) By the Board of Directors of either Party in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                   (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of BNR fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the LBCL at the Shareholders' Meeting or any adjournment or postponement thereof where the transactions were presented to such shareholders for approval and voted upon; or

                   (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 31, 1995, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

                   (f) By the Board of Directors of either Party in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement.

             10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, and neither Party shall have any claim or legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any representation, warranty, covenant, or condition of this Agreement, except that (i) the provisions of this Section
10.2 and Article 11 and Section 8.6(b) and (c) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to
Section 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful and knowing breach of a representation, warranty, material covenant, or material agreement giving rise to such termination.

             10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 of this Agreement and Sections 8.1(b), 8.11, and
8.12 of this Agreement.


                                   ARTICLE 11
                                 MISCELLANEOUS

             11.1 DEFINITIONS. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                   "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

                   "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or
      (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

                   "AGREEMENT" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

                   "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                   "AVERAGE CLOSING PRICE" shall mean the average of the daily closing sale prices of FAB Common Stock on the Nasdaq/NMS (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source chosen by FAB) for the 20 consecutive full trading days on which such shares are traded on the Nasdaq NMS ending at the close of trading on the fifth trading day preceding the Effective Time.

                   "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

                   "BNR BENEFIT PLANS" shall have the meaning set forth in
      Section 5.11 of this Agreement.

                   "BNR COMMON STOCK" shall mean the $10.00 par value common stock of BNR.

                   "BNR COMPANIES" shall mean, collectively, BNR and all BNR Subsidiaries.

                   "BNR DISCLOSURE MEMORANDUM" shall mean the written information entitled "BNR Bancshares, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to FAB describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

                   "BNR FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of BNR as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 1993, 1992, and 1991, as filed by BNR in SEC Documents, and (ii) the consolidated balance sheets of BNR (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1993.

                   "BNR SUBSIDIARIES" shall mean the Subsidiaries of BNR, which shall include the BNR Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of BNR in the future and owned by BNR at the Effective Time.

                   "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

                   "CLOSING DATE" shall mean the date on which the Closing occurs.

                   "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

                   "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

                   "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit.

                   "DELAWARE CERTIFICATE OF MERGER" shall mean the Delaware Certificate of Merger to be executed by FAB and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 of this Agreement.

                   "DGCL" shall mean the General Corporation Law of Delaware.

                   "EFFECTIVE TIME" shall mean the date and time at which the Merger becomes effective as defined in Section 1.3 of this Agreement.

                   "ENVIRONMENTAL LAWS" shall mean all Laws pertaining to pollution or protection of the environment and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

                   "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                   "ERISA AFFILIATE" shall have the meaning provided in Section
      5.11 of this Agreement.

                   "ERISA PLAN" shall have the meaning provided in Section 5.11 of this Agreement.

                   "EXCHANGE AGENT" shall have the meaning provided in Section
      4.1 of this Agreement.

                   "EXCHANGE RATIO" shall have the meaning provided in Section 3.1(b) of this Agreement.

                   "EXHIBITS" 1 through 5, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                   "FAB COMMON STOCK" shall mean the $0.625 par value common stock of FAB.

                   "FAB COMPANIES" shall mean, collectively, FAB and all FAB Subsidiaries.

                   "FAB DISCLOSURE MEMORANDUM" shall mean the written information entitled "First Alabama Bancshares, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to BNR describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

                   "FAB FINANCIAL STATEMENTS" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of FAB as of December 31, 1993 and 1992, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1993, 1992, and 1991, as filed by FAB in SEC Documents and (ii) the consolidated statements of condition of FAB (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1993.

                   "FAB SUBSIDIARIES" shall mean the Subsidiaries of FAB at the Effective Time.

                   "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

                   "HAZARDOUS MATERIAL" shall mean any pollutant, contaminant, or toxic or hazardous substance, pollutant, chemical, or waste within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., or any similar federal, state, or local Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities, polychlorinated biphenyls, and petroleum and petroleum products).

                   "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

                   "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                   "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                   "KNOWLEDGE" as used with respect to a Person shall mean the actual knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior or executive vice president of such Person.

                   "LBCL" shall mean the Louisiana Business Corporation Law.

                   "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

                   "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collec-tion, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                   "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use of any of such Party's Assets, and (iii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

                   "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                   "LOAN PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                   "LOUISIANA CERTIFICATE OF MERGER" shall mean the Louisiana Certificate of Merger to be executed by FAB and filed with the Secretary of State of the State of Louisiana relating to the Merger as contemplated by Section 1.1 of this Agreement.

                   "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

                   "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse impact" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, or (y) changes in GAAP or regulatory accounting principles generally applicable to banks and savings associations and their holding companies.

                   "MERGER" shall mean the merger of BNR into and with FAB referred to in Section 1.1 of this Agreement.

                   "NASD" shall mean the National Association of Securities Dealers, Inc.

                   "NASDAQ/NMS" shall mean the National Market System of the National Association of Securities Dealers' Automated Quotations System.

      "1933 ACT" shall mean the Securities Act of 1933, as amended.

                   "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

                   "NYSE" shall mean the New York Stock Exchange, Inc.

                   "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

                   "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                   "PARTY" shall mean either BNR or FAB, and "PARTIES" shall mean both BNR and FAB.

                   "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

                   "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                   "PROXY STATEMENT" shall mean the proxy statement used by BNR to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of FAB relating to the issuance of the FAB Common Stock to holders of BNR Common Stock.

                   "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by FAB under the 1933 Act with respect to the shares of FAB Common Stock to be issued to the shareholders of BNR in connection with the transactions contemplated by this Agreement and which shall include the Proxy Statement.

                   "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

                   "REPRESENTATIVES" means with respect to any Party its directors, officers, employees, agents, advisors, attorneys, accountants, and other representatives.

                   "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

                   "SEC" shall mean the United States Securities and Exchange Commission.

                   "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

                   "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                   "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of BNR to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

                   "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                   "SURVIVING CORPORATION" shall mean FAB as the surviving corporation resulting from the Merger.

                   "TAX" or "TAXES" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

             11.2  EXPENSES.

                   (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that FAB shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

                   (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful and knowing breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

             11.3 BROKERS AND FINDERS. Except Chaffe & Associates, Inc. as to BNR, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by BNR or FAB, each of BNR and FAB, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

             11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Except as contemplated by Articles 3 and 4 of this Agreement and Sections 8.1(b) and 8.12 of this Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

             11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, that after any such approval by the holders of BNR Common Stock, there shall be made no amendment that pursuant to the LBCL requires further approval by such shareholders without the further approval of such shareholders.

             11.6  WAIVERS.

                   (a) Prior to or at the Effective Time, FAB, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by BNR, to waive or extend the time for the compliance or fulfillment by BNR of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FAB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FAB.

                   (b) Prior to or at the Effective Time, BNR, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by FAB, to waive or extend the time for the compliance or fulfillment by FAB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of BNR under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of BNR.

                   (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

             11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

             11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

             BNR:                           BNR Bancshares, Inc.
                                                    107 East Main Street
                                                    New Roads, Louisiana  70760
                                                    Telecopy Number:  (504) 581-3361

                                                    Attention:  F. J. Greely, Jr.
                                                                  President and Chief Executive Officer

             Copy to Counsel:               Stone, Pigman, Walther, Wittmann & Hutchinson
                                            546 Carondelet Street
                                            New Orleans, Louisiana  70130-3588
Telecopy Number:  (504) 581-3361

Attention:  Paul M. Haygood

             FAB:                           First Alabama Bancshares, Inc.
                                                    417 North 20th Street
                                                    Birmingham, Alabama 35203
                                                    Telecopy Number:  (205) 326-7571

                                                    Attention: Richard D. Horsley
                                                          Vice Chairman and Executive Financial Officer

             Copy to Counsel:               First Alabama Bancshares, Inc.
                                                    417 North 20th Street
                                                    Birmingham, Alabama 35203
                                                    Telecopy Number:  (205) 326-7571

                                                    Attention: L. Burton Barnes, III
                                                          Corporate Secretary and General Counsel

             11.9 GOVERNING LAW. Except to the extent the laws of the State of Louisiana apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws.

             11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

             11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

             11.12 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

             11.13 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

             IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.


ATTEST:                                           BNR BANCSHARES, INC.


/s/ Charles Ray Smith                      /s/ Frank J. Greely, Jr.
- ---------------------                      ------------------------
Secretary                                      F. J. Greely, Jr.
                                      President and Chief Executive Officer


[CORPORATE SEAL]

ATTEST:                                       FIRST ALABAMA BANCSHARES, INC.


/s/ Virginia L. Martin                             /s/ Carl L. Jones, Jr.
- ----------------------                             ----------------------
Virginia L. Martin                                   Carl L. Jones, Jr.
Assistant Secretary                                  Regional President


[CORPORATE SEAL]

                                                                    APPENDIX B

[LOGO]

CHAFFE & ASSOCIATES, INC.
     INVESTMENT BANKERS




July 26, 1994


The Board of Directors
BNR Bancshares, Inc.
107 E. Main Street
P.O. Box 250
New Roads, LA 70760

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to BNR Bancshares, Inc. ("BNR") and its stockholders, of the proposed acquisition of its common stock, $10.00 par value per share (the "Common Stock" or "Shares"), by Regions Financial Corporation ("Regions"), formerly First Alabama Bancshares, Inc. ("FAB"). The terms of the transaction contemplated are set forth in an Agreement and Plan of Merger, dated as of April 21, 1994 (the "Agreement"), and provide that BNR will be merged with and into Regions, and that Regions will be the surviving corporation of the merger. As a result, the stockholders of BNR will become stockholders of Regions.



              Each share of BNR Common Stock (excluding shares held by BNR or any of its subsidiaries or by Regions or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by stockholders who perfect their dissenter's rights of appraisal) issued and outstanding after the date and time at which the merger becomes effective, shall be converted into and exchanged for that number of shares of Regions Common Stock (the "Exchange Ratio") equal to the quotient obtained by dividing (i) $79.70 by
              (ii) the Average Closing Price; provided, however, that in the event the Average Closing Price is (a) less than $26.00, the Exchange Ratio shall be 3.065, or (b) greater than $36.00, the Exchange Ratio shall be 2.214.



Chaffe & Associates, Inc. ("Chaffe"), through its experience in the securities industry, in investment analysis and appraisal, and in related corporate finance and investment banking activities, including mergers and acquisitions, corporate recapitalization, and valuations for estate, corporate and other purposes, states that it is competent to provide an opinion as to the fairness of the transactions contemplated herein. Neither Chaffe nor any of its officers or employees has an interest in the common stocks of BNR or Regions. During the past year, Chaffe has provided financial advisory services to BNR, including assistance in negotiating the proposed transaction ("Advisory Services"). The fee received for the preparation of this report is not, and fees received for Advisory Services were not, dependent or contingent upon any transaction.


220 CAMP STREET*NEW ORLEANS, LOUSIANA 70130*(504) 524-1801*FAX (504) 524-7194

CHAFFE & ASSOCIATES, INC.
The Board of Directors
BNR Bancshares, Inc.
July 26, 1994

Page Two


In connection with this opinion, we have reviewed materials bearing upon the transaction and upon the financial and operating condition of BNR and its wholly-owned subsidiary, Bank of New Roads (the "Bank"), including, among other information: a) the Agreement; b) BNR's audited financial statements with examination and opinion by Hannis T. Bourgeois & Co., Certified Public Accountants, for the years 1988 through 1993; c) BNR's unaudited financial statements for the periods ended March 31, 1994 and June 30, 1994; d) BNR's Annual Reports on Form 10-K for the years 1992 and 1993 and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993 and March 31, 1994; e) BNR's Federal Reserve Forms FR-Y6 dated December 31, 1992 and December 31, 1993; f) BNR's Income Tax Return for 1992 and 1993 prepared by Hannis T. Bourgeois & Co., Certified Public Accountants; g) the Bank's CALL Reports for each quarter-end from March 31, 1992 through March 31, 1994; h) the Bank's Uniform Bank Performance Reports dated December 31, 1992 and December 31, 1993; i) the Bank's unaudited financial statements for the periods ended March 31, 1994 and June 30, 1994; j) the Bank's 1994 Budget; k) the Bank's Capital Plan for the years 1993 through 1998, dated January 17, 1994 under two scenarios; l) Articles of Incorporation and By-Laws of BNR, and the Charter of the Bank; and m) various BNR and Bank management reports, unaudited financial statements, information, documents and correspondence.



        In addition, we have reviewed materials bearing upon the financial and operating condition of Regions, including: a) Regions' audited financial statements for the years 1988 through 1993; b) Regions' Proxy Statements for Annual Shareholders Meetings held in 1988 through 1994; c) Regions' Annual Reports on Form 10-K for the years 1987 through 1993 and Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993, and March 31, 1994; d) Regions Registration Statement on Form S-3, dated June 21, 1994; e) Regions' Registration Statement on Form S-4 related to the marger; and f) various Regions unaudited financial statements, information, and correspondence. We have also reviewed publicly available statistical and financial information for, and analyses of, BNR, the Bank, and Regions, and comparable companies derived from various statistical services.


We have reviewed certain historical market information for the common stock of BNR and note that no independent market exists for the shares. We note that, at present, BNR has authorized 5,000,000 shares, has issued 337,500 shares, has outstanding 326,218 shares, and holds as treasury stock 11,282 shares. In addition, we have reviewed certain historical market information for the common stock of Regions. We note that Regions has authorized 120 million shares of Regions common stock, of which 42,538,946 shares were issued, including 1,475,579 treasury shares as of March 31, 1994.

CHAFFE & ASSOCIATES, INC.

The Board of Directors
BNR Bancshares, Inc.

July 26, 1994

Page Three


We have analyzed the historical performance of BNR and Regions and have considered the current financial condition, operations, and prospects for both companies. We have held discussions with the management of both companies about these matters. We analyzed information and data provided by the management of BNR concerning the loans, other real estate, securities portfolio, fixed assets, and operations, although we did not perform an independent review of BNR's assets or liabilities. We have relied solely on BNR and Regions for information as to the adequacy of their loan loss reserves and the value of their repossessed assets, respectively.


Also, we compared certain financial and stock market data for peer groups of bank holding companies whose securities are publicly traded; reviewed the financial terms of business combinations in the commercial banking industry specifically and other industries generally; considered a number of valuation methodologies, including among others, those that incorporate book value, deposit base premium and capitalization of earnings; and performed such other studies and analyses as we deemed appropriate to this analysis. This opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

In our review, we have relied, without independent verification, upon the accuracy and completeness of the historical and projected financial information and other information reviewed by us for purposes of this opinion. We express no opinion on the tax consequences of the proposed transaction or the effect of any tax consequences on the value received by the holders of BNR Common Stock.


Based upon and subject to the foregoing and based upon such other matters as we considered relevant, it is our opinion that the proposed Exchange Ratio is fair to BNR Bancshares, Inc. and its stockholders from a financial point of view.


Very truly yours,

CHAFFE & ASSOCIATES, INC.








GFGL:cbs

                                   Appendix C


Louisiana Statutes Annotated-Revised Statutes 12:131

Section  131. Rights of a shareholder dissenting from certain corporate actions

         A. Except as provided in subsection B of this section, if a corporation has, by vote of its shareholders, authorized a sale, lease or exchange of all of its assets, or has, by vote of its shareholders, become a party to a merger or consolidation, then, unless such authorization or action shall have been given or approved by at least eighty per cent of the total voting power, a shareholder who voted against such corporate action shall have the right to dissent. If a corporation has become a party to a merger pursuant to R.S. 12:112(H), the shareholders of any subsidiaries party to the merger shall have the right to dissent without regard to the proportion of the voting power which approved the merger and despite the fact that the merger was not approved by vote of the shareholders of any of the corporations involved.

         B. The right to dissent provided by this Section shall not exist in the case of:
         (1) A sale pursuant to an order of a court having jurisdiction in the premises.
         (2) A sale for cash on terms requiring distribution of all or substantially all of the net proceeds to the shareholders in accordance with their respective interests within one year after the date of the sale.
         (3) Shareholders holding shares of any class of stock which, at the record date fixed to determine shareholders entitled to receive notice of and to vote at the meeting of shareholders at which a merger or consolidation was acted on, were listed on a national securities exchange, unless the articles of the corporation issuing such stock provide otherwise or the shares of such shareholders were not converted by the merger or consolidation solely into shares of the surviving or new corporation.

         C. Except as provided in the last sentence of this subsection, any shareholder electing to exercise such right of dissent shall file with the corporation, prior to or at the meeting of shareholders at which such proposed corporate action is submitted to a vote, a written objection to such proposed corporate action, and shall vote his shares against such action. If such proposed corporate action be taken by the required vote, but by less than eighty per cent of the total voting power, and the merger, consolidation or sale, lease or exchange of assets authorized thereby be effected, the corporation shall promptly thereafter give written notice thereof, by registered mail, to each shareholder who filed such written objection to, and voted his shares against, such action, at such shareholder's last address on the corporation's records. Each such shareholder may, within twenty days after the mailing of such notice to him, but not thereafter, file with the corporation a demand in writing for the fair cash value of his shares as of the day before such vote was taken; provided that he state in such demand the value demanded, and a post office address to which the reply of the corporation may be sent, and at the same time deposit in escrow in a chartered bank or trust company located in the parish of the registered office of the corporation, the certificates representing his shares, duly endorsed and transferred to the corporation upon the sole condition that said certificates shall be delivered to the corporation upon payment of the value of the shares determined in accordance with the provisions of this section. With his demand the shareholder shall deliver to the corporation, the written acknowledgment of such bank or trust company that it so holds his certificates of stock. Unless the objection, demand and acknowledgment aforesaid be made and delivered by the shareholder within the period above limited, he shall conclusively be presumed to have acquiesced in the corporate action proposed or taken. In the case of a merger pursuant to R.S. 12:112(H), the dissenting shareholder need not file an objection with the corporation nor vote against the merger, but need only file with the corporation, within twenty days after a copy of the merger certificate was mailed to him, a demand in writing for the cash value of his shares as of the day before the certificate was filed with the secretary of state, state in such demand the value demanded and a post office address to which the corporation's reply may be sent, deposit the certificates representing his shares in escrow as hereinabove provided, and deliver to the corporation with his demand the acknowledgment of the escrow bank or trust company as hereinabove prescribed.

         D. If the corporation does not agree to the value so stated and demanded, or does not agree that a payment is due, it shall, within twenty days after receipt of such demand and acknowledgment, notify in writing the shareholder, at the designated post office address, of its disagreement, and shall state in such notice the value it will agree to pay if any payment should be held to be due; otherwise it shall be liable for, and shall pay to the dissatisfied shareholder, the value demanded by him for his shares.

         E. In case of disagreement as to such fair cash value, or as to whether any payment is due, after compliance by the parties with the provisions of subsections C and D of this section, the dissatisfied shareholder, within sixty days after receipt of notice in writing of the corporation's disagreement, but not thereafter, may file suit against the corporation, or the merged or consolidated corporation, as the case may be, in the district court of the parish in which the corporation or the merged or consolidated corporation, as the case may be, has its registered office, praying the court to fix and decree the fair cash value of the dissatisfied shareholder's shares as of the day before such corporate action complained of was taken, and the court shall, on such evidence as may be adduced in relation thereto, determine summarily whether any payment is due, and, if so, such cash value, and render judgment accordingly. Any shareholder entitled to file such suit may, within such sixty-day period but not thereafter, intervene as a plaintiff in such suit filed by another shareholder, and recover therein judgment against the corporation for the fair cash value of his shares. No order or decree shall be made by the court staying the proposed corporate action, and any such corporate action may be carried to completion notwithstanding any such suit. Failure of the shareholder to bring suit, or to intervene in such a suit, within sixty days after receipt of notice of disagreement by the corporation shall conclusively bind the shareholder (1) by the corporation's statement that no payment is due, or (2) if the corporation does not contend that no payment is due, to accept the value of his shares as fixed by the corporation in its notice of disagreement.

         F. When the fair value of the shares has been agreed upon between the shareholder and the corporation, or when the corporation has become liable for the value demanded by the shareholder because of failure to give notice of disagreement and of the value it will pay, or when the shareholder has become bound to accept the value the corporation agrees is due because of his failure to bring suit within sixty days after receipt of notice of the corporation's disagreement, the action of the shareholder to recover such value must be brought within five years from the date the value was agreed upon, or the liability of the corporation became fixed.

         G. If the corporation or the merged or consolidated corporation, as the case may be, shall, in its notice of disagreement, have offered to pay to the dissatisfied shareholder on demand an amount in cash deemed by it to be the fair cash value of his shares, and if, on the institution of a suit by the dissatisfied shareholder claiming an amount in excess of the amount so offered, the corporation, or the merged or consolidated corporation, as the case may be, shall deposit in the registry of the court, there to remain until the final determination of the cause, the amount so offered, then, if the amount finally awarded such shareholder, exclusive of interest and costs, be more than the amount offered and deposited as aforesaid, the costs of the proceeding shall be taxed against the corporation, or the merged or consolidated corporation, as the case may be; otherwise the costs of the proceeding shall be taxed against such shareholder.

         H. Upon filing a demand for the value of his shares, the shareholder shall cease to have any of the rights of a shareholder except the rights accorded by this section. Such a demand may be withdrawn by the shareholder at any time before the corporation gives notice of disagreement, as provided in subsection D of this section. After such notice of disagreement is given, withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the shareholder is not entitled to receive payment for his shares, or the shareholder shall otherwise lose his dissenter's rights, he shall not have the right to receive payment for his shares, his share certificates shall be returned to him (and, on his request, new certificates shall be issued to him in exchange for the old ones endorsed to the corporation), and he shall be reinstated to all his rights as a shareholder as of the filing of his demand for value, including any intervening preemptive rights, and the right to payment of any intervening dividend or other distribution, or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 10 of the Certificate of Incorporation of the Registrant provides:

                 "(a) The corporation shall indemnify its officers, directors, employees, and agents to the full extent permitted by the General Corporation Law of Delaware. (b) No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith which involved intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit."

         Section 145 of the Delaware General Corporation law empowers the Company to indemnify its officers and directors under certain circumstances. The pertinent provisions of that statute read as follows:

                 "(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

                 "(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                 "(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections
         (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                 "(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                 "(e) Expenses (including attorneys' fees) incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                 "(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          "(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                 "(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                 "(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                 "(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

         The Company has purchased a directors' and officers' liability insurance contract which provides, within stated limits, reimbursement either to a director or officer whose actions in his capacity result in liability, or to the Registrant, in the event it has indemnified the director or officer. Major exclusions from coverage include libel, slander, personal profit based on inside information, illegal payments, dishonesty, accounting of securities profits in violation of Section 16(b) of the Securities Exchange Act of 1934 and acts within the scope of the Pension Reform Act of 1974.

ITEM 21.         EXHIBITS.



EXHIBIT
NUMBER                                           DESCRIPTION
- ------       -----------------------------------------------------------------------------------
  2.1   --       Agreement and Plan of Merger dated as of April 21, 1994 by and between BNR Bancshares, Inc. and Regions Financial
                 Corporation (formerly First Alabama Bancshares, Inc.)  -- included as Appendix A to the Proxy Statement/
                 Prospectus.
  4.1   --       Certificate of Incorporation of Regions Financial Corporation.  (Previously filed)
  4.2   --       By-laws of Regions Financial Corporation.  (Previously filed)
  5.    --       Opinion re: legality.
  8.    --       Opinion re: tax matters.
 23.1   --       Consent of Ernst & Young.
 23.2   --       Consent of Hannis T. Bourgeois & Co.  (Previously filed)
 23.3   --       Consent of Chaffe & Associates, Inc.
 23.4   --       Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.5   --       Consent of Alston & Bird -- included in Exhibit 8.
 24.    --       Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.
 99.1   --       Form of proxy.
 99.2   --       Documents of BNR incorporated herein by reference, consisting of the Annual Report of BNR on Form 10-KSB, for the
                 fiscal year ended December 31, 1993, as amended, including that portion of BNR's Annual Report to
                 Stockholders incorporated by reference therein, the Quarterly Report of BNR on Form 10-Q for the quarter ended
                 March 31, 1994, and the Current Report of BNR on Form 8-K dated as of March 16, 1994.


ITEM 22.  UNDERTAKINGS.

         A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         C.(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         D. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         E. The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on this the 25th day of July, 1994.


                                          REGISTRANT:

                                          REGIONS FINANCIAL CORPORATION

                                          BY: /s/  RICHARD D. HORSLEY
                                              -----------------------
                                                   Richard D. Horsley
                                               Vice Chairman of the Board and
                                                Executive Financial Officer


         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.






                SIGNATURE                               TITLE                      DATE
- ------------------------------------------  ------------------------------  ------------------
                        *                    Chairman of the Board and       July 25, 1994
             ----------------------          Chief Executive Officer and
                  J. Stanley Mackin          Director


             /s/ RICHARD D. HORSLEY          Vice Chairman of the Board and  July 25, 1994
             ----------------------          Executive Financial Officer
                 Richard D. Horsley          and Director


                        *                    Executive Vice President and    July 25, 1994
             ----------------------          Comptroller
                  Robert P. Houston


                  Sheila S. Blair            Director

                         *                     Director                        July 25, 1994
             -------------------------------
                  James B. Boone, Jr.

                         *                     Director                        July 25, 1994
             -------------------------------
                  Albert P. Brewer

                         *                     Director                        July 25, 1994
             -------------------------------
                  James S.M. French

                         *                     Director                        July 25, 1994
             -------------------------------
                  Catesby ap C. Jones

                         *                     Director                        July 25, 1994
             -------------------------------
                  Olin B. King

                         *                     Director                        July 25, 1994
             -------------------------------
                  H. Manning McPhillips, Jr.

                         *                     Director                        July 25, 1994
             -------------------------------
                   Henry E. Simpson

                         *                     Director                        July 25, 1994
             -------------------------------
                   Robert E. Steiner, III

                         *                     Director                        July 25, 1994
             -------------------------------
                   Lee J. Styslinger, Jr.

             /s/  RICHARD D. HORSLEY
           * -------------------------------                                   July 25, 1994
                  Richard D. Horsley
                  As Attorney-In-Fact
                  pursuant to a
                  Power of Attorney


                               INDEX TO EXHIBITS



                                                                                                                        SEQUENTIALLY
EXHIBIT                                                                                                                   NUMBERED
NUMBER                                   DESCRIPTION                                                                        PAGE
- -------      --------------------------------------------------------------------                                       ------------
  2.1   --       Agreement and Plan of Merger dated as of April 21, 1994, by and between BNR Bancshares, Inc. and
                 Regions Financial Corporation (formerly First Alabama Bancshares, Inc.)  -- included as Appendix A to the Proxy Statement/Prospectus.
  4.1   --       Certificate of Incorporation of Regions Financial Corporation. (Previously filed)
  4.2   --       By-laws of Regions Financial Corporation. (Previously filed)
  5.    --       Opinion re: legality.
  8.    --       Opinion re: tax matters.
 23.1   --       Consent of Ernst & Young.
 23.2   --       Consent of Hannis T. Bourgeois & Co. (Previously filed)
 23.3   --       Consent of Chaffe & Associates, Inc.
 23.4   --       Consent of Lange, Simpson, Robinson & Somerville -- included in Exhibit 5.
 23.5   --       Consent of Alston & Bird -- included in Exhibit 8.
 24.    --       Power of Attorney -- the manually signed power of attorney is set forth in the signature page of the registration statement.
 99.1   --       Form of proxy.
 99.2   --       Documents of BNR incorporated herein by reference, consisting of the Annual Report of BNR on Form 10-KSB, for the
                 fiscal year ended December 31, 1993, as amended, including that portion of BNR's Annual Report to
                 Stockholders incorporated by reference therein, the Quarterly Report of BNR on Form 10-Q for the quarter ended
                 March 31, 1994, and the Current Report of BNR on Form 8-K dated as of March 16, 1994.